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REGISTRANT'S NAME Tate & Lyle PLC

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PROCESSED JUL 06 2005 THOMSON FINANCIAL

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FILE NO. 82- 905 FISCAL YEAR 3-31-05

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DAT : 7/6/05

TATE & LYLE

Creating the world's leading renewable ingredients business







Annual Report 2005

Cautionary statement
This Annual Report and Accounts contains certain forward-looking statements with respect to the financial condition, results, operations and businesses of Tate & Lyle PLC. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors that could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements and forecasts. Nothing in this Annual Report and Accounts should be construed as a profit forecast.

Tate & Lyle PLC
Tate & Lyle PLC is a public limited company listed on the London Stock Exchange and registered in England. This is the Report and Accounts for the year ended 31 March 2005.

Tate & Lyle is a world leading manufacturer of renewable food and industrial ingredients. Through the use of innovative technology, we transform corn, wheat and sugar into value added ingredients for customers in the food, beverage, pharmaceutical, cosmetic, paper, packaging and building industries.

We work hard to understand our customers' needs and help meet the demands of consumers for tasty, nutritious, healthy and innovative products. We are a leader in cereal sweeteners and starches, sugar refining, value added food and industrial ingredients and citric acid. We are the world number one in industrial starches and the sole manufacturer of SPLENDA® Sucralose.

Our ingredients put sweetness and flavour into food and beverages, and they create texture and body in many popular brands. We help to make meals that are low in fat and calories. Our ingredients make ointments creamy, toothpaste soft and soap that lathers. We make paper smooth and cardboard stiff; we help detergents clean effectively and glue stick fast.

Tate & Lyle operates 41 manufacturing plants and 20 additional production facilities in 28 countries, predominantly throughout Europe, the Americas and South East Asia. We employ 6,700 people in our subsidiaries with a further 4,500 employed in joint ventures. In the year to 31 March 2005, Tate & Lyle achieved sales of £3,342 million and profit[1] of £255 million.



All our ingredients are made from renewable crops (corn, sugar and wheat) and our industrial ingredients often replace synthetic or petrochemical alternatives.

[1] Profit before tax, exceptional items and amortisation.

Financial highlights

The Tate & Lyle Group has performed well during the 2005 financial year and has achieved good profit growth.


Profit before tax, exceptional items and amortisation £m
113
159
228
227
255
01
02
03
04
05


Dividends per share pence
17.8
17.8
18.3
18.8
19.4
01
02
03
04
05


Diluted earnings per share before exceptional items and amortisation pence
14.8
22.1
33.0
33.9
38.0
01
02
03
04
05


Net debt £m
963
639
471
388
451
01
02
03
04
05

Financial performance

	Year to 31 March 2005	Year to 31 March 2004	
Total sales	**£3 342m**	£3 167m	+6%
Profit before tax, exceptional items and amortisation[1]	**£255m**	£227m	+12%
Profit before taxation	**£197m**	£224m	–12%
Free cash flow[2]	**£103m**	£62m	+66%
Diluted earnings per share before exceptional items and amortisation	**38.0p**	33.9p	+12%
Diluted earnings per share	**29.4p**	32.6p	–10%
Dividend per share	**19.4p**	18.8p	+3.2%

[1] Before exceptional charges of £45 million (2004 – credits of £5 million) and amortisation of £13 million (2004 – £8 million)

[2] Pre-exceptional operating cash flow after interest, taxation and capital expenditure

- Strong full year performance from SPLENDA® Sucralose and increased profits from our other value added ingredient products
- Value added contribution increased from 39% to 49% of profit before interest, exceptional items and amortisation
- Profit before tax, exceptional items and amortisation up 12% and at constant exchange rates up 18%
- Free cash flow up 66% at £103 million with interest cover of 11.3 times
- Diluted earnings per share before exceptional items and amortisation up 12%
- Proposed total dividend per share increased by 3.2% to 19.4p

Chairman's statement

"Tate & Lyle reports a strong financial performance in the year to 31 March 2005. The growth in value added products, especially the strong performance of SPLENDA® Sucralose, and the improvement in the quality of our earnings together with our increased strategic focus enable us to view the future with confidence."



Results

Tate & Lyle has had a good year marked by our re-entry into the FTSE100 index after a seven year absence. Both sales and profit before tax and exceptional items increased, driven mainly by the successful realignment of our SPLENDA® Sucralose activities with McNeil Nutritionals effective from April 2004.

Total sales increased to £3,342 million (2004 – £3,167 million) and profit before tax, exceptional items and amortisation was £255 million, a 12% improvement on the prior year (2004 – £227 million), after a negative exchange impact of £12 million.

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2005 were up 12% at 38.0p (2004 – 33.9p), and after exceptional items and amortisation were 29.4p (2004 – 32.6p). The return on net operating assets improved, to 16.7%, exceeding the Group's initial target of 15%.

The net charge for exceptional items of £45 million includes the charge previously reported of £55 million in respect of the settlement of the high fructose corn syrup class action suit in the US. Profit before tax after exceptional items and amortisation was £197 million (2004 – £224 million).

After investment and capital expenditure (including significant expenditure on sucralose), net debt increased by £63 million to £451 million. Free cash flow was £103 million (2004 – £62 million) and interest cover improved further to 11.3 times (2004 – 9.3 times).

Dividend

In line with its progressive dividend policy, the Board proposes an increase of 0.6p (3.2%) in the total dividend for the year to 19.4p. This is covered 2.0 times by earnings before exceptional items and amortisation. The proposed final dividend of 13.7p will be due and payable on 3 August 2005 to all shareholders on the register at 8 July 2005.

Directors

The composition of the Board continues to evolve with four non-executive directors retiring during the year. Keith Hopkins and Mary Jo Jacobi retired on 29 July 2004 following nine and five years service respectively. Larry Pillard retired on 31 December 2004 after eleven years service, nine of which he served as an executive director and two as a non-executive director. David Fish stepped down from the Board on 30 September 2004 due to pressure of other commitments.

The Board thanks each of them for their contribution to the development of the Company.

Allen Yurko will be retiring as a non-executive director at the forthcoming Annual General Meeting on 28 July 2005 having served on the Board for nine years. The Board thanks him for his work as Chairman of the Remuneration Committee since 2001 and for his wise counsel and commitment to the Company.

Kai Nargolwala, a Group Executive Director of Standard Chartered PLC, was appointed as a non-executive director from 1 December 2004. His considerable financial and commercial experience, and particularly his knowledge of the Asia Pacific region, will be of great benefit to the Board.

Dr. Barry Zoumas was appointed as a non-executive director from 1 May 2005. He is currently the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at The Pennsylvania State University, USA, having worked for most of his career for the Hershey Foods Corporation. His background as both a scientist and businessman adds diversity and strength to the Board.

Corporate Social Responsibility

We remain committed to a policy of continuous improvement in applying sound safety, environmental and social standards in our dealings with all of our stakeholders. This commitment is upheld by striving for continuous progress in achieving the highest standards of safety, considering the environmental impact of every aspect of what we do, and treating our employees, suppliers and the communities in which we work as long-term partners.

Pages 28 to 37 of this Annual Report set out our policies and performance. It is pleasing to report further improvement in the Group Safety Index, this year by 19.9%, to another record low. The Group continues to be a constituent of the FTSE4Good, the UK corporate social responsibility index.

In March 2005, the Group was awarded a Food and Drink Federation Community Partnership Award in the Education Category (large company) for the "Ideas Factory", an outstanding educational project for children. Ideas Factory, developed in conjunction with Tate Britain, is an innovative literacy project for primary school children that develops language, reading and writing skills by using works of art as sources of inspiration.

Tate & Lyle was also one of the first companies to pledge support to help victims of the Asian tsunami disaster. Our pledge was a corporate donation of £75,000 and a commitment to match the amount raised by employees at least one-to-one. The generosity of our employees has resulted in a final combined donation of £200,000, which has been disbursed equally across the four affected countries of India, Sri Lanka, Indonesia and Thailand.

A particularly good example of our long-term partnership with stakeholders is that with suppliers of raw sugar for our European Union (EU) refining business. Tate & Lyle plays a key role as the conduit for the EU's policy of providing advantageous prices to the sugar industries in African, Caribbean and Pacific (ACP) countries as well as from suppliers in Least Developed and other Developing Countries, giving them a bridge for 1.25 million tonnes of sugar each year into European markets. This is considered in more detail in the Corporate Social Responsibility section on page 33.

Corporate Governance

During the year the Board carried out a review of its effectiveness and that of its Committees led by myself. The 2005 evaluation was the second stage of a two-year process agreed by the Board in 2004. The conclusions of both the 2004 and 2005 evaluations were that the Board and its Committees were operating effectively. Recommendations such as the introduction of a full day strategy review and some changes to the balance of strategic and operational information provided to the Board have been implemented.

With effect from 1 April 2005, the Group will prepare its accounts using International Financial Reporting Standards (IFRS). In order to clearly communicate the anticipated impacts of transition from UK generally accepted accounting principles, we are publishing, as an appendix to this Annual Report (pages 103 to 123), unaudited restatements of the Group's 2005 primary statements under IFRS.

Strategy

We have made good strategic progress and this is ongoing. We have united our businesses under the Tate & Lyle name and have maintained our focus as a high quality low cost producer, winning customer and industry awards.

We have increased the focus on the value added component of our business which has grown both in absolute profit terms and as a proportion of the Group total. This has been achieved firstly through a good performance from our global food ingredients sales force, secondly through innovation in marketing where we have changed what we take to market and how we go to market, and thirdly through the successful acquisition and integration of sucralose manufacturing and ingredient sales as part of the realignment of the SPLENDA® Sucralose business in April 2004.

Outlook

Tate & Lyle reports a strong financial performance in the year to 31 March 2005 led by growth in SPLENDA® Sucralose and other value added ingredients. Strong cash generation further improved our financial position and supports our investment in future growth.

In the year to 31 March 2006 we expect further progress although our results will reflect increased start-up costs relating to our new value added facilities.

The reform of the EU sugar regime will affect the future performance of our European Sugar and Food & Industrial Ingredients businesses and will be an important focus for the management team in the current year. The European Commission has indicated that formal proposals for reform will be tabled on 22 June 2005. It is our intention to publish our quantification of the range of potential impacts upon our businesses after the EU Commission proposals are published.

Across the business we have a number of expansion projects under way to stimulate longer term growth in our value added segment. We have announced capital projects to more than triple the sucralose production capacity acquired under the realignment of the SPLENDA® Sucralose activities and our new joint venture plant with DuPont to produce Bio-3G™ from renewable resources should begin to come on stream in our financial year ending 31 March 2007. All of these projects are progressing satisfactorily.

The growth in value added products, especially the strong performance of SPLENDA® Sucralose, and the improvement in the quality of our earnings together with our increased strategic focus enable us to view the future with confidence.

Sir David Lees
Chairman
1 June 2005

Chief Executive's review

"The Tate & Lyle Group has performed well during the 2005 financial year and has achieved good profit growth. We have also made significant progress in implementing our strategy and in progressing key investments to lay the foundations for future growth."



Iain Ferguson
Chief Executive

Overview

The Tate & Lyle Group has performed well during the 2005 financial year and has achieved good profit growth. We have also made significant progress in implementing our strategy and in progressing key investments to lay the foundations for future growth. The SPLENDA® Sucralose business performed strongly in its first full year under our management and we also increased the contribution from our other value added ingredient products, offsetting the effects of exchange rate translation, higher export licence costs at Sugars, Europe and rising global energy costs.

These results reflect the quality and commitment of our people around the world and I would like to thank them for their contribution to our business.

We have also made good progress in building a common Group identity and culture – Tate & Lyle everywhere – through our *Vision Into Action* programme. This involved the participation of around 6,000 people, at some 40 locations around the world.

Changing lifestyles mean that consumers are challenging food manufacturers to increase the pace of innovation and to reformulate and fortify their products. We have set up a global marketing network and are working more closely than ever with our customers to help them meet this challenge. Our objective is for Tate & Lyle to become synonymous with creating innovative food ingredient platforms that balance taste, health and nutrition. We have trademarked key marketing propositions under our CORE range, *Create*™, *Optimise*™, *Rebalance*™, and Enrich™. We are investing in consumer research and sensory testing to validate our unique market propositions and are also refocusing our investment in research and development, where we have recruited an additional 19 scientists and technicians this year. Research and development expenditure increased by 12% to £19 million in the year (2004 – £17 million).

We have also announced that we will be investing a further £25 million in innovation over a five-year period through Tate & Lyle Ventures, a new fund that we are establishing to invest in new products and technologies that are closely aligned with our strategy. This will complement our existing research and development and partnering activities.

Group profit before tax, exceptional items and amortisation of £255 million was a 12% improvement on the prior year (2004 – £227 million) and an 18% improvement at constant exchange rates. Group profit before tax after exceptional items and amortisation was £197 million (2004 – £224 million).

Net debt has risen from £388 million at 31 March 2004 to £451 million at 31 March 2005, mainly reflecting the investment in the realignment of the sucralose business. The net debt to EBITDA (earnings before exceptional items and before interest, tax, depreciation and amortisation) multiple has increased slightly from 1.2 times to 1.3 times.

Group Targets

Tate & Lyle has made further progress against most of its targets in the year to 31 March 2005 and we have revised targets for future financial years where appropriate.

- We have increased the contribution of value added products as a percentage of Group profit before interest, exceptional items and amortisation from 39% to 49%. This measure has been restated for the March 2004 financial year, mainly to reflect a change in the allocation of costs and products. The March 2005 financial year includes start-up costs relating to the Bio-3G™ and Aquasta™ astaxanthin projects. A key element of our strategy is to grow the value added business and we aim to increase this contribution to 60% in the next few years.
- The overall Group Return on Net Operating Assets (RONOA) improved further to 16.7% (2004 – 15.4% after restatement for adoption of UITF 38). Having achieved our short term target of 15%, we now aim to reach our longer term target of 20%. We expect the return in the year to March 2006 to be broadly stable as we invest for future growth with earnings from new investments being seen in later years.
- Interest cover has again increased with cover at 11.3 times, underpinning our investments in future growth and our progressive dividend policy. Our minimum target is 5.0 times.
- All businesses have a target on both economic and environmental grounds to reduce energy consumption on a per unit basis by 3% per year. Overall, in the 2004 calendar year, the shift in product mix towards more value added products (which typically require greater processing and higher energy usage) means that the Group narrowly failed to achieve the target, with an actual energy reduction per unit of 2.4%. Adjusting for this change in product-mix the reduction would have been 3.6%.

Performance of Main Businesses

SPLENDA® Sucralose performed strongly after the realignment of the business (which was reported in last year's Annual Report) in April 2004. In the first full year under our management, sales of £115 million and profit before interest, exceptional items and amortisation of £52 million compared to proforma results for the year to December 2003 (the last full year of operation by McNeil Nutritionals) of £70 million and £21 million respectively. Integration costs at £3 million were lower than we had previously indicated.

We saw a number of exciting product launches by our SPLENDA® Sucralose customers throughout the year and product innovation remains strong. Our current production capacity is fully utilised and we have announced three investments in new capacity to satisfy existing and projected demand. The first of the two expansions to the sucralose facility in McIntosh, Alabama, USA is being progressively brought on stream and will be completed in January 2006. The second is on track to commence production in April 2006. The building of the new Singapore facility will be completed by January 2007, by which time we will have more than tripled the production capacity we acquired under the realignment. Like any new facility, this will require some time to build up to full production. These projects will incur start-up costs during our 2006 financial year due to commissioning and the employment and training of staff.

Food & Industrial Ingredients, Americas incurred higher energy and other manufacturing costs, and the weak dollar reduced earnings on translation. Food ingredients and industrial starches improved due to higher volumes and increased gross margins, increasing the contribution from value added products. Sweetener volumes were slightly down, in line with the market, and overall sweetener gross margins were lower. Net corn costs were slightly higher. Ethanol margins were higher than in the previous year as a result of higher gasoline prices.

In the 2005 calendar year pricing round we succeeded in recovering the increase in net corn costs and higher energy prices and expect to at least maintain sweetener total net margins at 2004 calendar year levels.

The construction of the Bio-3G™ joint venture plant in Loudon, Tennessee, is progressing satisfactorily. The Bio-3G™ project has been selected to receive the 2005 DuPont Sustainable Growth Award. This is awarded by a committee composed of representatives from DuPont and leading environmental organisations. The nomination stated that the "teams invented, developed, and demonstrated, through pilot scale, a novel biological process for the production of 1,3-propanediol (Bio-3G™), a key ingredient to DuPont™ Sorona® polymer, the newest and most advanced polymer platform introduced by DuPont in over six decades". We are pleased to be partners in this business and to share in this prestigious award.

At Food & Industrial Ingredients, Europe, overall profits in the business were lower than the comparative year. The 2004 calendar year pricing round failed to recover all of the cereal cost increase, which arose due to a drought in 2003. During 2004, cereal prices reduced to more normal levels enabling margins to increase. Sales volumes in both sweeteners and starches increased. In a disappointing pricing round in the 2005 calendar year, and despite the impact of higher energy costs, the industry was unable to retain any of the net gain from lower cereal prices. Total sweetener and starch net margins are, therefore, expected to be lower in the 2005 calendar year.

Eaststarch, the joint venture operations in Central and Eastern Europe, also suffered from raw material price increases due to the drought but achieved better sales pricing on the accession of Slovakia and Hungary into the European Union (EU). Overall, profits improved over the prior year.

Return on net operating assets %



20% long-term target
15% short-term target
8.5
10.5
14.2
15.4[1]
16.7
01
02
03
04
05

[1]Restated to reflect the adoption of UITF 38 'Accounting for ESOP Trusts'.

Interest cover times



5.0 minimum target
2.3
3.3
7.6
9.3
11.3
01
02
03
04
05

"At Tate & Lyle we understand the drivers that are affecting the food and beverage industry as consumers become more sophisticated, demanding and health conscious than ever before. We are committed to developing innovative solutions to enable our customers to meet these product challenges."

Our EU cane sugar operations have delivered profits in line with the prior year and generated strong cash flow. This was despite the impact of surplus sugar in the EU leading to increased competition for export licences and driving up the cost of these licences at auction. Traditionally export licences have been sold by auction at under €12 per tonne. Recent auctions have seen this increase to above €90 per tonne as a result of oversupply in the EU. This has reduced the profitability of exports in the second half year by £4 million and is expected to impact further in the year to March 2006. The current sugar regime does not allow cane refiners to sell their product through intervention (unlike beet processors). Our refineries typically export between 250,000 to 300,000 tonnes per annum.

Legislative proposals on the reform of the EU sugar regime are expected on 22 June 2005. This issue is considered in greater detail later.

Our Canadian sugar refinery performed in line with the previous year.

Performance of Other Businesses
Eastern Sugar, the joint venture European sugar beet business, returned to a modest profit following the accession of the Czech Republic, Slovakia and Hungary to the EU.

Whilst no resolution has been achieved in the North American Free Trade Agreement dispute on access for high fructose corn syrup (HFCS) into Mexico and the Mexican tax on drinks containing HFCS remains in place, certain of our customers have been granted injunctions exempting them from this tax. Consequently at Almex, the Mexican cereal sweeteners and starch business, profits improved over the comparative period. Our sugar operation, Occidente, reported lower profits as a result of higher cane prices.

Nghe An Tate & Lyle, our cane sugar factory in Vietnam, operated well with better selling prices.

International sugar trading performed well on better margins.

Implementing our strategy for growth required increased expenditure in customer management, marketing and innovation. This, together with higher personnel costs and professional fees, has resulted in increased central costs.

European Sugar Regime
Looking forward, the reform of the EU sugar regime, due to take effect from 1 July 2006, is an important focus for the management team. The reform will adversely affect our European businesses in the financial year ending 31 March 2007.

There are external and internal pressures for change. These include:-

- the need to bring the structure of the sugar regime into line with the reforms which have been made to most of the EU's other commodity regimes;
- a challenge before the World Trade Organisation (WTO) to the legitimacy of the EU's quota and non-quota "C" sugar export programmes. In 2004 the WTO Dispute Panel found against the EU and the EU recently learned that its appeal against that decision has also been unsuccessful. The consequence of this ruling is that pressure on the EU to limit production further in order to prevent future exports of "C" sugar has been significantly intensified;
- changes necessary to ensure the EU can negotiate constructively in the WTO Doha Development Round; and
- the announcement by the EU Trade Commission in February 2001 that a list of Least Developed Countries would be permitted duty free imports into the EU of everything but arms (the EBA initiative). From July 2009 (i.e. within the period of the next renewal) sugar from these countries will be granted unlimited duty free access, disrupting the traditional balance of supply and demand.

In July 2004 the EU Commission published a White Paper on possible mechanisms for sugar regime reform. The main thrust of the White Paper was aimed at achieving a significant reduction in EU sugar prices, quota beet production and exports. Since the publication of the White Paper, Member State Governments, the sugar industry, its suppliers (beet farmers and cane producers), customers and the European Institutions have been examining the Commission's ideas in depth and have been making their views widely and strongly known and promoting possible alternatives. Tate & Lyle has been participating fully in this process to ensure that its interests and concerns, and those of its suppliers, are fully and adequately understood.

The EU Commission is actively formulating definitive proposals for regime reform along with an accompanying legal text and has indicated that these proposals will take account of the recent adverse outcome of the EU's appeal to the WTO. The Commission has indicated that these formal proposals will be tabled on 22 June 2005. They will then be the subject of negotiation and possible further amendment in the Council of Ministers and will also be presented to the European Parliament. The British Government assumes the EU Presidency on 1 July 2005 and, along with the EU Commission, has committed to securing a "political agreement" in time for the next WTO ministerial negotiating session in Hong Kong in December 2005.

As often occurs, there have been a number of rumours and apparent leaks of discussion drafts of formal proposals that might be published by the EU Commission on 22 June 2005. We continue to be encouraged by the support from the UK Government and the continuing work being undertaken on cane refining by the EU Commission, but we remain concerned whether there will be adequate protection for the interests of isoglucose quota holders. It is not possible to comment in detail on the likely consequences at this time as we do not have the definitive proposals and in the light of the delicate state of negotiations and lobbying that is taking place prior to the 22 June 2005 publication date. However, it is our intention to publish our quantification of the range of potential impacts upon our businesses after the EU Commission proposals are formally published.

The EU Commission has specifically assured Tate & Lyle that during policy formulation "it will have in mind during this process that the Community cane refining industry can maintain its competitiveness under fair conditions". We believe the EU Commission will do everything it can to ensure that this is the case. The policy of the British Government has consistently been that, in seeking reform of the sugar regime, it would look for arrangements that provide fair terms of competition between the beet and cane sectors. It should be stressed that June will see the start of a process that the EU Commission expects to run until at least the end of November.

Our principal areas for concern arising from sugar regime reform are that:

- reductions in sugar selling prices and raw material prices (beet and cane) could result in a corresponding reduction in the beet processors' and cane refiners' margins. It is essential that a competitive balance is maintained between beet and cane producers;
- at Food & Industrial Ingredients, Europe, isoglucose (produced from wheat and corn, the prices for which are not linked to that of sugar) is typically priced at a discount to sugar and so a reduction in the sugar price will lead to a reduction in isoglucose selling prices. Isoglucose producers will seek adequate compensation for the effect of such lower prices through, by example, increased quotas;
- Food & Industrial Ingredients, Europe also supplies other products which compete with sugar, where margins could be adversely affected by changes in the regime; and
- to ensure their global competitiveness, our Citric Acid operations in Europe, which currently benefit from production refunds available to the EU chemical and fermentation industry, will require continued access to the raw materials they use in the form of sugar or dextrose at world market prices.

The pressures for reform of the Sugar Regime which lay behind the publication of the White Paper have intensified with the recent WTO dispute panel appeal ruling against the EU and this leads us to the view that the reform will adversely affect the future performance of our European Sugar and Food & Industrial Ingredients businesses, although we cannot quantify the nature and scale of the financial and accounting consequences at this stage.

It should be noted that the interactions and inter-dependencies are very complex, so it is possible that definitive information may not be available in sufficient detail until after negotiations, which start with the June publication, are complete.

We have always maintained that our businesses have an important role to play in the European sweeteners industry and, in an unregulated market, would be able to compete effectively with other domestic producers and imports. This remains our view, but we rely on the EU Commission to ensure that proposals are advanced which do not prejudice the ability of our operations to compete to their full capability in that evolving market place.

The potential of the reform to impact on the total Group results is reduced by the successful implementation of our strategy to grow the value added component of our business, a consistent objective since 1999.

Segmental Reporting

We will be adopting a new basis for segmental financial reporting with effect from 1 April 2005. This analysis will be presented along product lines, compared to the existing geographic analysis given today. We believe that this will give a more meaningful analysis of our activities.

Safety

Tate & Lyle is committed to providing safe and healthy conditions for its employees, contractors and visitors. The Group has no higher priority than safety and we target continuous improvement to reduce recordable injury and lost time accident rates to zero in every plant.

We measure and report our safety performance in calendar years and, for 2004, most Tate & Lyle locations equalled or improved their 2003 performance, including 25 that reported no lost-time accidents and nine that reported no recordable injuries for the year. For example, employees at Houlton, USA again took their record to 12 years and over 1.2 million employee hours without a lost-time accident.

Community Involvement

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy to underpin our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver on a shared objective: to establish strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are very well supported by our people, many of whom take part in programmes. Tate & Lyle's community involvement benefits our people by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work. The community involvement policy is reviewed annually by the Board.

Conclusion

These results demonstrate the success of our strategy of focusing on growing the value added segment of our business and building the future of the Group around one common identity, as Tate & Lyle everywhere.

The SPLENDA® Sucralose business has been successfully integrated and has seen exciting demand from our customers. We have laid the foundation for future growth with investment in both sucralose and in the Bio-3G™ joint venture with DuPont, and have demonstrated good organic growth with the launch of a range of new functional value added ingredients.

At Tate & Lyle we understand the drivers that are affecting the food and beverage industry as consumers become more sophisticated, demanding and health conscious than ever before. We are committed to developing innovative solutions (often containing leading edge ingredients that are unique to us) to enable our customers to meet these product challenges. This approach will be the driver of value added growth in the future.

Iain Ferguson CBE
Chief Executive
1 June 2005

This operating and financial review provides a broader perspective of Tate & Lyle's business to enable a more informed judgement to be made of the Group's financial performance and prospects. It contains sections included in previous Annual Reports as well as some new information.

Simon Gifford
Group Finance Director

Stuart Strathdee
Corporate Development Director

Stanley Musesengwa
Chief Operating Officer



Our business

Tate & Lyle is a world leading renewable ingredients company with operations predominantly throughout Europe, the Americas and South East Asia. Operating through 41 manufacturing plants and 20 additional production facilities in 28 countries, and in numerous partnerships and joint ventures, we develop, manufacture and distribute a range of ingredients used in a variety of food and industrial products.
Our core competence is to take renewable resources – corn, wheat and sugar – and, through technology and innovation, add value to these raw materials to produce an ever-wider portfolio of versatile and functional products, used by both food and industrial customers across the world. Our principal product groups are outlined below.

Cereal Sweeteners and Starches
Cereal Sweeteners
We are one of the leading producers of cereal sweeteners and starches in the world. We are among the top three producers of sweeteners and starches in the European Union (EU) and hold a large share of the current EU quota for isoglucose (the European name for high fructose corn syrup – HFCS). This aspect of our business involves the production and marketing of value added ingredients produced from corn (or maize) and wheat for the food, consumer products and industrial sectors. Our corn sweeteners, such as HFCS, glucose syrup, fructose, dextrose and maltodextrins, are widely employed in the production of soft drinks and as fermentation agents in the brewing industry. We supply approximately 20% of all US corn sweetener production.

Starches
Our highly functional value added food starches add texture and body to food as well as bind together ingredients offering stability and moisture retention. Our starches can also improve the shelf-life of processed foods and snacks and are used to produce the texture and other quality features of consumer products such as chewing gum, cosmetics, toothpaste and pharmaceutical applications. We are also a key player in the production of non-food starches for industrial markets. We supply textile, paper, corrugated board and plasterboard manufacturers and the building industry with industrial starches. In the paper industry, native and specialty starches are used to increase dry paper strength and improve surface conditions. Specialty starches are used in the manufacturing of corrugated board to bond the different layers of paper. Starches are used in adhesive and building product applications, and in the textile industry to increase weaving efficiencies.

Sugar and Related Products
We are a world leading producer of sugar, processing cane and beet for both industrial customers and retail sale. We also produce value added and consumer branded sugar products such as Lyle's Golden Syrup and Tate & Lyle Light Cane (a sugar and sucralose blend). We have strengthened this core business by adding a variety of other products which are produced from natural by-products of the refining or processing of sugar.

Cane and Beet Sugar
Sugar is produced from either sugar cane or sugar beet. Refined sugar, syrups and treacles are used to provide natural sweetness, texture, colour and flavour across a full range of food and drink applications.

We are the largest producer of cane sugar in the EU. We are the UK's sole cane sugar refiner, and produce over 1.3 million tonnes of cane sugar per annum from our refineries in Silvertown, London and Lisbon, Portugal. We are a leading retail brand in the UK, supplying a full range of retail and domestic sugars as well as more specialised products including Lyle's Golden Syrup. We also operate cane sugar refineries in Canada and Vietnam and a joint venture in Mexico which supply customers in those regions. In addition, we operate a joint venture processing beet sugar in Central and Eastern Europe.

In addition to refining sugar, our global trading operation purchases and trades sugar in markets across the world. In general, we purchase sugar from major sugar producing regions such as Thailand and Brazil and sell it into countries with sugar deficits such as Israel, Indonesia, Egypt and Russia.

Molasses
Molasses is the versatile by-product of cane and beet sugar production. It offers various benefits as an animal feed, provides a raw material for fermentation and is also used in a diverse range of other industrial processes. We have been able to leverage our position as a leading sugar manufacturer to become a market leader in the international trading, distribution and storage of molasses with operations in over 25 countries.

We have developed the expertise we gained from storing molasses to establish an ancillary business of storing for our customers other non-hazardous commodities in bulk liquid storage facilities around the world.

SPLENDA® Sucralose
SPLENDA® Sucralose is a no-calorie, high intensity sweetener that is made from sugar. SPLENDA® Sucralose offers the taste of sugar without the calories. As a food ingredient, its proven stability means that products using SPLENDA® Sucralose will retain their sweetness over time, helping to preserve the optimal balance of sweetness and flavour. SPLENDA® Sucralose can be used successfully in high temperature processing, such as sterilisation, pasteurisation, canning and extrusion. It is used today to sweeten more than 4,000 foods and beverages worldwide.

Acidulants, Ethanol, Proteins and Other Products
Acidulants
From a base of sugar, dextrose or molasses, we produce acidulants such as citric acid, fumaric acid, malic acid, potassium citrate and sodium nitrate. We are one of the world's leading producers of citric acid. Citric acid is used as a flavour enhancer and to retard spoilage in a wide range of foods and beverages, as well as forming the basis of detergents and pharmaceuticals.

Ethanol
We have expanded our product offering by using the raw ingredients of corn, wheat and sugar to become a producer and distributor of ethanol, which is a form of alcohol. Ethanol can be used in the manufacture of alcoholic beverages and vinegar, in industrial products such as paint, or blended with gasoline and used as a fuel. We produce fuel-grade ethanol in the US and, in Europe, potable grain ethanol is found in some of the UK's leading brands of spirit-based drinks.

Proteins
In addition to starches and sweeteners, the processing of corn and wheat produces proteins. Wheat proteins such as vital wheat gluten and soluble wheat proteins can be employed in a variety of food and animal feed products to provide valuable functional and nutritional benefits. For example vital wheat gluten is used in baking to reinforce the flour, guarantee stable dough processing and improve loaf volume.

Other Products
We also produce bio-gums, polyols and Aquasta™. Bio-gums are used by the food industry as low-calorie fat replacers and stabilisers and can also be used to provide texture and viscosity to sauces and dressings. Polyols, such as sorbitol, are used by both food and pharmaceutical companies to retain moisture and can be found in toothpaste and chewing gum. Aquasta™ is an essential nutrient for farm-raised fish which we manufacture in joint venture partnership with Igene Biotechnology Inc. It replaces previous nutrients that have been chemically derived from synthetics as opposed to fermented from renewable sources.

Our objectives and strategy

Grow our Value Added Products
We are committed to continuing to grow our value added products such as our specialty food starches and sweeteners and SPLENDA® Sucralose and to develop other products such as Bio-3G™. Alongside our broad range of distinctive high quality sweeteners and food ingredients, we will offer solution sets so that our customers can select unique combinations of ingredients from across our portfolio. Using our traditional skill in cost and process innovation, we have developed formulations for balancing calories, carbohydrates, vitality, texture and taste, using selected ingredients processed into high value solutions which are available only from Tate & Lyle. Growing the SPLENDA® Sucralose business and developing similar products which meet today's market demands (such as the demand for convenience and low-fat foods) will be a core part of executing this strategy which allows us to provide innovative solutions to our customers while benefiting from higher margins and greater earnings stability.

Invest in Joint Ventures and Acquisitions
Tate & Lyle has expanded its business into new geographic regions and product offerings through selected acquisitions. As this has been successful in the past, we continually evaluate opportunities that would add strategic value by enabling us to enter new markets or add products and technologies more efficiently than we could organically. We expect to grow our business by forming joint ventures and partnerships to develop and distribute new products. As we have found with our global alliance with McNeil Nutritionals for SPLENDA® Sucralose, using joint ventures and alliances can be an efficient way to lower our cost of investing in new areas and markets and help secure access to technology and expertise.

Integrate our Business
Tate & Lyle has adopted a new customer-focused global approach to marketing. To support this new approach, all of our divisions have been brought together under the 'Tate & Lyle' name, while existing consumer brands are being retained.

We believe these steps will allow us to build a consistent global portfolio of distinctive, profitable, high value solutions with our customers while continuing our commitment to being low-cost by focusing on operational efficiency.

Serve our Customers
It is our aim to ensure that we can help our customers develop more successful and innovative consumer brands. Tate & Lyle's strategy is to move from supplier to partner. At the highest level this involves getting a better understanding of our customers' longer term strategic direction and strengthening our relationships. To develop our customer relationships throughout our business, we have set up cross-functional teams consisting of people from research and development, marketing, sales, finance and customer service. These teams work with our customers to provide both consumer and customer insights and look at support and product innovation opportunities.

Targets
Details of the Group's targets are set out in the Chief Executive's Review on page 7.

Our purpose is to create the world's leading renewable ingredients company. Our products are already at the heart of what our customers sell to consumers around the world. Every day, to succeed in our aim of growing the business, we are working to improve all aspects of how we turn renewable raw materials into products our customers value. Over the past year, attention to detail, application and a dedicated workforce have delivered significant success throughout our global operations.


Enhancing Customer Focus


Embedding Innovation


Delivering Quality


Improving Efficiency


Nurturing Relationships


Delivering Better Safety


Displaying Leadership


Contributing to the Community

More details on pages 15 to 34.

Our financial results

Summary of Financial Results
Total sales of £3,342 million were £175 million or 6% above last year. Exchange rate translation reduced sales by £168 million. Underlying sales growth was driven by sucralose sales of £115 million, an increase of £41 million in sales of other value added products, an increase of £66 million resulting from higher prices within the sugar trading business and growth of £121 million within the rest of the business.

Profit before interest, tax, exceptional items and amortisation increased by 10% from £251 million to £276 million reflecting the impact of profits from the sucralose ingredients business following the realignment of the Group's relationship with McNeil Nutritionals. Exchange impacts, principally arising from the weaker US dollar, reduced profit before interest by £13 million compared to the comparative period. The margin of profit before interest, tax, exceptional items and amortisation as a percentage of total sales increased from 7.9% to 8.3%. Profit before interest and tax after exceptional items of £45 million (2004 – £nil million) and the amortisation charge of £13 million (2004 – £8 million) was £218 million, compared with £243 million in the year to 31 March 2004.

Interest costs, before exceptional credits of £nil million (2004 – £5 million), reduced from £24 million to £21 million. Subsidiaries' interest cover before amortisation and exceptional items increased from 9.3 times to 11.3 times. After amortisation and exceptional items, subsidiaries' interest cover reduced from 8.7 times to 8.6 times.

Profit before tax, exceptional items and amortisation was £255 million, £28 million or 12% above last year's profit of £227 million. Profit before tax, exceptional items and amortisation at constant exchange rates increased by 18%, after adjusting for the £12 million adverse impact of exchange translation. Profit before tax, after exceptional items and amortisation was £197 million compared with £224 million in the year to 31 March 2004.

Diluted earnings per share before exceptional items and amortisation for the year to 31 March 2005 were 38.0p (2004 – 33.9p). Diluted earnings per share after exceptional items and amortisation were 29.4p (2004 – 32.6p).

The Board is recommending a 0.5p per share increase in the final dividend from 13.2p to 13.7p to bring the total dividend for the year to 19.4p per share. The proposed dividend is covered 2.0 times by earnings before amortisation and exceptional items, 0.2 times higher than the previous year. Earnings after exceptional items and amortisation covered the dividend 1.5 times (2004 – 1.7 times).

Net debt increased by £63 million from £388 million to £451 million.

Exceptional Items and Goodwill Amortisation
Exceptional items totalled a net charge of £45 million (2004 – credit of £5 million). An operating exceptional charge of £55 million was recognised reflecting the payment made to end the long running high fructose corn syrup civil legal case in the US. Non-operating exceptional items totalled a credit of £10 million. A gain of £16 million following settlement of the outstanding balance due on the loan notes issued by the purchaser of Western Sugar was partially offset by a £2 million loss on disposal of operations within the UK animal feed and bulk storage business and an anticipated loss on disposal of £2 million in respect of the Group's monosodium glutamate business in China. A loss of £2 million arose from disposal of fixed assets in a number of locations.

Amortisation of capitalised intangibles totalled £13 million in the year (2004 – £8 million). This comprised patent amortisation of £4 million (2004 – £nil million) and goodwill amortisation of £9 million (2004 – £8 million).

Segmental Analysis of Profit Before Interest
The following paragraphs refer to profit before interest and exceptional items but after the amortisation of intangible assets.

Sweeteners & Starches – Americas
Profits before exceptional items and interest increased by £34 million to £161 million. Exchange rate translation reduced profits by £10 million. Sucralose generated profits of £47 million (2004 – £nil million, £9 million of profits were reported in the Other Businesses and Activities segment in 2004).

Food & Industrial Ingredients, Americas
Our US Food & Industrial Ingredients business achieved good growth within its value added product lines, although overall performance was below the comparative period due to reduced sweetener gross margins and the impact of higher operating costs. Corn prices were somewhat higher than in the comparative period, although higher co-product prices largely mitigated the impact of this increase.

Continued focus on value added products underpinned higher gross margins within food ingredients, where sales volumes increased. Industrial products generated strong results, fuelled by improved demand from the US paper industry, which drove volumes and selling prices above last year. Total gross margins on industrial starch products increased significantly. Results of food ingredients and industrial products were also enhanced by further development of global export sales initiatives.

Obesity concerns and dietary trends continued to increase demand for bottled water and diet soft drinks, at the expense of nutritively-sweetened carbonated beverages. Sales volumes of sweetener products were below prior year, although overall market share remained constant. Gross margins were lower due to reduced volumes and selling prices not keeping pace with increased raw material costs.

The contribution from ethanol was significantly increased; selling prices rose in response to higher retail gasoline prices and demand growth fuelled by more US states banning the alternative oxygenate, methyl tertiary butyl ether (MTBE).

Manufacturing operations experienced higher variable costs due to increased energy, chemicals and packaging materials costs. Fixed costs were above the prior year due to higher maintenance and research costs.

Our bio-gum semi works facility was successfully commissioned during the year. A new wellness starch semi works facility is under construction and is expected to be commissioned by the end of the calendar year. During 2005, the Group invested £12 million from a total anticipated investment of £27 million in the Bio-3G™ joint venture. Development continues to be in line with Group's original expectations. Start up losses within this joint venture of £2 million were borne by the Group in the year to 31 March 2005 and are expected to be higher in the year to 31 March 2006 as we commission the plant.

At Almex, our joint venture in Mexico, profits were above the comparative period. High fructose corn syrup (HFCS) volumes increased, reflecting improved sales made to non soft drink markets and additional demand from customers granted exemption from the tax on soft drinks containing HFCS. Starch volumes were also considerably higher. Access into Mexico for US HFCS under the North American Free Trade Agreement remains unresolved between the Mexican and US governments.

The citric acid business generated higher profits in 2005 due to firmer pricing as the global citric acid market continued to improve. Increased market demand, coupled with continued industry rationalisation by ourselves and competitors, pushed selling prices some 8% above the prior year. Operating costs were also higher due to increased substrate and energy costs.

Our joint venture facility to produce Aquasta™, a natural source of astaxanthin which acts as a nutrient and pigment for farm-raised fish, was commissioned. Selling prices were in line with expectations, and, with start-up costs, the business reported a loss during the year.

Sucralose

The SPLENDA® Sucralose ingredient business has enjoyed an excellent first year within the Group, with sales of £115 million (US$212 million) and profit before interest, exceptional items and amortisation of £52 million (US$95 million) in the year to 31 March 2005. This compares to proforma sales of £70 million (US$130 million) and profit before interest, exceptional items and amortisation of £21 million (US$38 million) in the twelve months to 31 December 2003, the last full financial year of operation prior to realignment of the alliance with McNeil Nutritionals. One-off costs relating to the realignment totalled £3 million (US$6 million).

SPLENDA® Sucralose is now approved in over 80 countries. The approval process in the European Union (EU) was finally completed in January 2005 when the provisions of the amended Sweeteners Directive came into effect in all member states.

Over 4,000 products globally are now sweetened with SPLENDA® Sucralose across a broad range of product categories. Demand continues to be exceptionally strong and exceeds current plant output.

Customer focus

Tate & Lyle extends nutritional options without compromising on taste or texture. To help global food and beverage manufacturers, our team in Europe successfully matches key sensory qualities of popular yoghurt brands while reducing calorie content by 56% compared to indulgence products, and by 23% compared to current lowest calorie non-fat options. This is just one in a range of exclusive solutions catering specifically for market segments including beverages, sauces and dressings, snacks, bakery, granola bars and others.



Sales growth is being actively managed within these constraints, in close collaboration with the existing customer base.

To meet the increasing demand, two capacity expansions at the Alabama facility have been announced at a total cost of over £40 million. These expansions are expected to be completed by April 2006, by which time the capacity from the Alabama site will be more than double its level at the time of the realignment.

In November 2004, we announced an investment in a second sucralose manufacturing plant in Singapore. This will cost around £100 million, and is scheduled for completion in January 2007 with a capacity of approximately two thirds of the expanded Alabama facility. We expect start-up costs in relation to the Singapore plant to approach £10 million in the year to 31 March 2006.

Overall prospects for the SPLENDA® Sucralose business remain strong, and calendar year 2005 will see further product launches in the USA from the major soft drink manufacturers: a new Diet Coke, and reformulated Diet 7UP and Pepsi One, all of which are sweetened with SPLENDA® Brand Sweetener. SPLENDA® Sucralose's development in Europe will be constrained by product availability, but will be a key component of the Group's Solution Set roll-out during 2006.

Patents, both process and product related, continue to be filed to strengthen the proprietary intellectual property position where we deem this appropriate.

Sugars, Americas

Our Canadian sugar business performed broadly in line with the prior year. Our sugar refining operation produced profits above the prior year. Volumes were slightly ahead of the prior period, while selling prices were lower. Ocean freight costs increased significantly, although these were offset by improved efficiencies within other areas of manufacturing costs. The increase in the world price of raw sugar resulted in a stockholding gain of £2 million compared with a £2 million loss in the previous year. Our blending and packaging operation in Niagara performed below the level of prior year, with selling prices adversely impacted by the weaker US dollar.

Anti-dumping and countervailing duties which provide protection to the Canadian domestic sugar industry are due to be reviewed during the 2006 financial year.

Occidente, our joint venture cane sugar business in Mexico, enjoyed a satisfactory year, although reported profits were lower than the previous year as a result of significantly higher cane costs. Driven by the tax on products containing HFCS, selling prices and volumes were both above the prior period, although operational issues during the 2004 crop year led to lower production volumes and higher manufacturing costs. The prospects for the coming year remain good.

Sweeteners & Starches – Europe

Profit before exceptional items and interest decreased by 3%, from £111 million to £108 million. Exchange rate translation reduced profits by £1 million.

Food & Industrial Ingredients, Europe

Our European Food & Industrial Ingredients business reported lower profits following the high raw material costs during the first half of the year, which were not fully recovered through higher selling prices. The harvest in the summer of 2003 suffered from dry growing conditions, leading to low yields and sharp increases in prices, which were expected to remain until the new harvest. However, it became clear during early summer 2004 that growing conditions for cereals were ideal across Europe, resulting in record crops. Consequently, raw material prices declined faster than had been anticipated.

Co-product prices were weaker not only because of lower cereal prices but also from imports which were made competitive by the weak US dollar and the large global soya harvest. Vital wheat gluten prices did not return to levels seen before the impact of the poor 2003 harvest. Export volumes reduced as dietary trends changed in the USA.

Sales volumes of both sweetener and starch products increased. Sales of value added food ingredients from recent investments were encouraging. Export margins were reduced by the weaker US dollar.

Energy and fuel prices increased but were partially offset by improved energy efficiency.

The Eaststarch joint ventures in Central and Eastern Europe contributed an improved profit over last year. Sales prices improved in both Slovakia and Hungary following accession to the EU in May 2004 but the higher raw material costs were felt across Europe. Sales in Turkey were higher.

Following a competitive annual pricing round in Europe, net margins during calendar year 2005 in both sweetener and starch products are expected to be slightly below the level achieved during calendar year 2004.

Sugars, Europe

The UK and Portuguese sugar businesses generated profits in line with the prior year. The UK operations benefited from increased production volumes and lower manufacturing



Customers

To help our food and beverage customers lead in the marketplace we track changes in people's eating preferences and aspirations by conducting international consumer research. People increasingly want alternatives to full calorie or indulgence brands but don't want to compromise on taste. Tate & Lyle Rebalance™ is a new service that helps our customers create or reformulate their products to meet specific nutritional profiles, taking brands into the 'Opportunity Zone' by substituting traditional ingredients with our new solution sets.

Tate & Lyle Rebalance™, together with additional services Create™, Optimize™, and Enrich™, help our customers develop products that hit new cost and nutrition targets; all without compromising on taste or texture. As a core part of this service we have increased sensory testing, providing independent evidence to demonstrate how our solutions perform against leading products in the market.

The Rebalance™ curve



High
Diet products
Health & nutrition
Opportunity Zone
Indulgence products
Traditional limits on taste & health
Low
High
Taste

consistently first



Quality

Quality is our customers' primary requirement. As the world's leading producer of industrial starches we constantly look at ways to improve our customer service. We actively support our customers' efforts to improve efficiency and product quality. Tate & Lyle people often participate directly in customer improvement teams, to help optimise manufacturing efficiency and focus on substituting *high-priced chemicals with starch* derived solutions.

That is why we were delighted when we were recognised in 2005 by the Technical Association of the Pulp and Paper Industry. This award celebrated 75 years of continuous membership and our record in technical information exchange, training and continual innovation in paper production. Our leadership in industrial starches is based on quality of product and a strong *commitment to serving our customers.*


Industrial starch
US customer service improvements
120
100
80
60
40
20
0
98
99
00
01
02
03
04
Complaints
Shipments
Indexed to 1998

costs. Higher UK gas prices were offset by improved energy efficiency and forward cover.

The higher cost of export licences in the second half of the year reduced gross margins by £4 million. Export licence costs are expected to increase again in the 2006 financial year.

Capital expenditure continued to be below depreciation and the businesses contributed strong cash flow to the Group.

Tate & Lyle Light Cane was launched with much success during the year, combining the strengths of our traditional sugar business with sucralose.

The renewal of the EU sugar regime, expected from July 2006, is covered in detail in the Chief Executive's review on pages 8 and 9.

Eastern Sugar

The Eastern Sugar Group, our European beet sugar joint venture, operates in Hungary, Slovakia and the Czech Republic, which all acceded to the EU on 1 May 2004. The business returned to profitable trading in the 2005 financial year, reflecting the positive impact of alignment with the EU sugar regime during the year. Competitive pricing pressures reduced selling prices slightly during the second half of the year.

All of Eastern Sugar's factories had a successful beet sugar campaign in the current year with production significantly above the prior year.

Sweeteners & Starches – Rest of the World

Profit before exceptional items and interest increased from £8 million to £13 million. Exchange rate translation reduced profits by £1 million.

Profit from our sugar trading business was above that in 2004, with higher profits generated in Thailand. This was a result of India switching from being a net exporter to a net importer of sugar which pushed prices to record highs throughout Asia. Profits from Brazil were in line with the previous year.

Nghe An Tate & Lyle (NAT&L), the Group's cane sugar business in Vietnam, achieved an increase in profit. Adverse weather conditions affected the industry widely and the business experienced a reduction in sugar production of some 25% to 105,000 tonnes. However, tightening of supply within the region served to increase wholesale prices within the Vietnamese market by almost one third during the year. The year was marked by safety milestones being passed and the launch of the sugar brand 'Melli' specifically targeted at the Vietnamese market. Drought conditions have continued locally and are expected to impact the cane crop for 2006.

Animal Feed and Bulk Storage

Profit before exceptional items and interest increased by £1 million to £7million. Exchange translation reduced profit by £1 million.

The demand for molasses in Europe remained high in the first half of the financial year and, combined with strong demand in Asia in the second half, resulted in higher margins in this segment. In the UK, the Group terminated a number of molasses and storage operations, which resulted in improved profitability.

Other Businesses and Activities

This segment includes head office activities and, in the year to 31 March 2004, licence fee income arising under the previous Global Alliance Agreement with McNeil Nutritionals.

Net costs increased by £17 million, of which £9 million relates to the inclusion of licence fee income in the comparative period. The balance of £8 million included costs related to our strategy for growth together with higher personnel costs and professional fees.

The Group's Bermuda-based captive reinsurance company recognised a small underwriting loss on the policies provided to Group businesses. The company continues the process of running-off existing third party liabilities, of which approximately half have now been commuted or settled. A small underwriting profit was reported in the year from these third party activities.

The Group continues to believe it can minimise the effect of higher insurance costs as well as provide price and coverage stability to Group businesses by retaining risk and premium in its own reinsurance company.

Interest, Tax and Dividend

Interest

The net Group interest charge was £21 million compared with £24 million in the year to 31 March 2004. The comparative period included credits of £6 million relating to interest income from the loan notes issued to the purchasers of Domino and Western Sugar. Underlying expense was below the comparative period due principally to lower interest rates and the favourable impact of exchange translation.

The average net debt of Tate & Lyle PLC and its subsidiaries was £498 million, an increase of £47 million from £451 million in the prior year. The interest rate for subsidiaries in the year when measured against average net debt was 4.2% (2004 – 5.1%). Interest cover based on profit before exceptional items, amortisation and interest of Tate & Lyle PLC and its subsidiaries increased from 9.3 times to 11.3 times.

Profit before taxation

Profit before taxation but after exceptional items and amortisation was £197 million, compared with £224 million in the prior year.

Taxation

The Group taxation charge was lower, at £53 million (2004 – £69 million), principally due to tax relief on the 2005 operating exceptional item. The effective rate of tax, on profit before exceptional items and amortisation, was 27.7% (2004 – 29.0%). We expect the tax rate in the 2006 financial year to be slightly higher than 2005.

Dividend

A final dividend of 13.7p will be recommended as an ordinary dividend to be paid on 3 August 2005 to shareholders on the register on 8 July 2005. This represents an increase in the total dividend for the year of 0.6p per share. An interim dividend of 5.7p (2004 – 5.6p) was paid on 11 January 2005. Earnings before exceptional items and amortisation covered the proposed total dividend 2.0 times.

Quality

In Europe our starches are made from wheat and corn, and in the US mainly corn. Our starches provide strength or gloss to paper and card, improving manufacturing efficiency and reducing the use of chemicals. If our total industrial starch volume was used in magazine paper production it would be enough to make 35 billion magazines a year.



Retirement Benefits
As permitted under the transitional provisions of FRS 17 'Retirement Benefits' the Group continued to account for retirement benefits under SSAP 24 in the year to 31 March 2005.

The UK Tate & Lyle Group Pension Scheme fund was actuarially valued at 31 March 2003, which identified a deficit of £13 million under SSAP 24. As previously reported, we are funding the deficit and future costs of the scheme over five years. During the year, regular contributions of £7 million were supplemented by additional contributions of £10 million. An actuarial valuation of the scheme is being prepared at 31 March 2005.

SSAP 24
Under SSAP 24, pension costs for defined benefit pension and post-retirement healthcare schemes are charged to the profit and loss account so as to accrue the cost over the service lives of employees in the schemes on the basis of a constant percentage of earnings. Any surplus or deficit arising under SSAP 24 is amortised through the profit and loss account over a period representing the estimated remaining service lives of the employees.

Relationships

Oil-based DuPont™ Sorona® fibre is already produced and marketed by DuPont. However, in early 2006 a renewable alternative will be available when our new joint venture plant comes on stream making Bio-3G™ from corn. Sorona and Sorona® fibre made from this plant's renewable Bio-3G™ will save around 92 million litres (20 million gallons) of oil a year.



The charge to operating profit for retirement benefits in the year to 31 March 2005 was £25 million (2004 – £30 million). In the UK, the regular service cost was lower due to a reduction in active members. In the US, a change in funding regulations reduced the service cost during the 2005 financial year.

Under SSAP 24 the net pension asset increased by £21 million to £32 million, and the US healthcare provision reduced by £4 million to £97 million.

FRS 17
FRS 17 uses different assumptions to value post-retirement obligations and requires any surplus or deficit in a defined benefit scheme to be included in the balance sheet. The profit and loss account contains two main elements: a service charge to operating profit, representing the annual ongoing cost of providing benefits to active members; and a net finance cost or credit, representing the difference between return on the assets in the fund and interest on servicing future liabilities, calculated using a corporate bond yield.

The calculations under FRS17 would result in increased volatility in the financial statements. The balance sheet is impacted by changes in the market values of assets and liabilities, while the finance charge in the profit and loss account fluctuates depending on the changes in returns and the bond yield used to discount the liabilities.

If the accounts had been prepared under FRS17, the net position for all Group defined benefit pension schemes at 31 March 2005 would have been a deficit of £128 million, £22 million lower than the FRS 17 deficit of £150 million that would have been recorded at 31 March 2004. The potential US healthcare liability would have increased from £81 million at 31 March 2004 to £105 million at 31 March 2005 due to higher claims during the 2005 year and an increase in future medical cost trend assumptions. After taking account of deferred tax, the Group's net assets at 31 March 2005 would have reduced by £112 million from £1,047 million under SSAP 24 to £935 million.

Profit before interest would have increased by £5 million, compared with a £10 million increase in the previous year, and the net interest charge would have increased by £2 million, compared with £10 million in the previous year. The total charge to profit under FRS17 would have been £22 million, £3 million less than the charge under SSAP 24.

Sucralose Realignment
We announced the realignment of our SPLENDA® Sucralose activities with McNeil Nutritionals in February 2004. The main elements of the transaction were as follows:

- The cash price of £72 million was paid in April 2004. In addition, the terms of the realignment included contingent deferred payments and receipts that reflect continued participation in the success of each party's ongoing sucralose activities;
- Tate & Lyle became the sole manufacturer of sucralose and sells SPLENDA® Sucralose as an ingredient to food and beverage companies worldwide; and
- McNeil Nutritionals buys sucralose from Tate & Lyle and sells SPLENDA® Brand tabletop products worldwide.

The cash price of £72 million reflected payment to acquire tangible and intangible assets with a fair value of £78 million and £32 million respectively.

Under the deferred payment terms, the Group recognised a provision for amounts due to McNeil Nutritionals of £57 million, representing the best estimate of amounts due under the deferred payment obligation. No value has been recognised for future deferred receipts from McNeil Nutritionals, which are expected to at least match the deferred payments.

The formal unwinding of the earlier arrangements, which included the termination of certain pre-existing contractual rights and obligations as well as mutual intellectual property and other asset transfers, gave rise to a tax liability of £19 million. A related deferred tax asset with a discounted value of £15 million has been recognised reflecting timing differences.

The net impact of the realignment led to initial goodwill under UK GAAP of £23 million. The estimate of deferred payments may be revised as further information becomes available with corresponding adjustments to goodwill.

Deferred payments under the realignment agreements which arose during the year to 31 March 2005 have been reflected in the movement of provisions. Deferred receipts have been reflected as deductions to goodwill.



Relationships

Strong relationships help us deliver product innovation and it is our relationship with DuPont that is delivering Bio-3G™, a renewable monomer made from corn. When polymerised, Bio-3G™ produces Sorona® – the latest polymer innovation from DuPont. Bio-3G™ replaces petrochemical based alternatives, cutting energy consumption by nearly 40%.

Our manufacturing know-how and technical knowledge in fermentation led DuPont to select Tate & Lyle. When made into Sorona® and Sorona® fibre, Bio-3G™ brings great functional benefits. DuPont Sorona® has superior characteristics to nylon and polyester, and is used in a range of textiles. It is ideal for carpets as well as clothing. The annual addressable market for Bio-3G™ is at least $2 billion – so what's good for the environment can also be good for the bottom line.

Energy reduction using Bio-3G™


Cumulative non-renewable energy consumption of Bio-3G™ relative to oil-based 3G
100%
80%
60%
40%
20%
0
Oil-based 3G
Bio-3G™

consistently first


Splenda

Leadership

We are the world's only manufacturer of SPLENDA® Sucralose, the no calorie sweetener that is made from sugar and tastes like sugar. Driven by its great taste and unique functionality, SPLENDA® Sucralose has enjoyed phenomenal uptake across the globe, stimulating brand extensions and new products. Total sales of sucralose during financial year 2004 rose to £115 million, with 53% being used in food applications and 39% in beverages.

This market leadership is driven by more than just great taste and functionality. The success of SPLENDA® Sucralose is also attributable to its exemplary quality standards. One of the world's most tested food ingredients, sucralose more than meets the exacting standards set by regulators such as the US Food and Drug Administration, giving maj[illegible]ded food and beverage cust[illegible] assurance they need [illegible] their trusted brand[illegible]

Ingredient sales of SPLENDA® Sucralose split by application during financial year 2005


8%
53%
39%
Food
Beverages
Pharmaceutical

consistently first

International Financial Reporting Standards

The Group currently prepares its financial statements under UK GAAP. From 1 April 2005 onwards, the Group is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and implemented in the UK.

To explain how the Group's reported performance and financial position are affected by this change, pages 103 to 123 set out unaudited financial information for the year to 31 March 2005 prepared under IFRS.

Segmental Reporting

Following a period of five years in which the Group has focused on its core activities through disposal, and to reflect the evolving strategy of the Group, a new basis for providing segmental financial information will be adopted with effect from 1 April 2005.

The following reported segments will be disclosed:

- Food & Industrial Ingredients, Americas;
- Food & Industrial Ingredients, Europe;
- Sugars, Americas and Asia;
- Sugars, Europe; and
- Sucralose.

These business segments will represent the primary basis of segmentation as required under IFRS. Historical information for the year to 31 March 2005 in these segments will be published prior to the 2006 interim announcement.

Cash Flow and Balance Sheet

Cash flow and debt

Operating cash flow, after operating exceptional items, totalled £263 million compared with £289 million in the previous year. There was an operating working capital outflow of £35 million (2004 – £31 million outflow) reflecting supplementary payments to the Group's pension funds of £11 million and payments made against provisions. Contributions to the Group's pension funds, both regular and supplementary, totalled £35 million, marginally above £34 million in the comparative period. Interest paid totalled £20 million, broadly in line with the charge recognised in the profit and loss account. Net taxation paid remained at £74 million.

Capital expenditure of £121 million was marginally above depreciation of £115 million.

An operating exceptional outflow of £55 million related to the settlement of the HFCS civil legal case in the US.

Free cash flow (representing operating cash flow after interest, taxation and capital expenditure), before the impact of this exceptional cash flow totalled £103 million (2004 – £62 million).

Equity dividends of £89 million (2004 – £87 million) were offset by other net dividend inflows of £22 million (2004 – £7 million). In total, a net £87 million (2004 – £115 million) was paid to providers of finance as dividends and interest.

Investment expenditure was £86 million, primarily reflecting an investment of £70 million in sucralose (after the impact of deferred payment streams during the year) and £12 million in the Bio-3G™ joint venture.

We expect capital expenditure for the year to 31 March 2006 to be at least twice depreciation.

We received £25 million proceeds from the disposal of businesses and assets during the year to 31 March 2005, compared with £63 million in the previous year. £21 million was received in consideration for the remaining balance due on the loan notes issued by the purchaser of Western Sugar. Proceeds from the sale of tangible fixed assets totalled £4 million.

A net inflow of £10 million was received from employees exercising share options during the year. Exchange translation, and other non-cash movements, reduced net debt by £7 million.

The Group's net borrowings increased from £388 million to £451 million.

The ratio of net borrowings to earnings before interest, tax, depreciation and amortisation (EBITDA) (before exceptional items) increased from 1.2 times to 1.3 times and gearing (defined as the ratio of net borrowings to total net assets) increased to 43% at 31 March 2005 (2004 – 40% after restatement for adoption of UITF 38). During the year net debt peaked at £576 million in August 2004 (April 2003 during the year ended 31 March 2004 – £498 million).

Funding and liquidity management

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including capital markets and bank borrowings.

In order to ensure maximum flexibility in meeting changing business needs, the Group seeks to maintain access to a wide range of funding sources. In November 2004, Tate & Lyle International Finance PLC issued a US$500 million 5.00% bond in the US 144A bond market maturing in 2014. The proceeds of the issue have been used to repay certain debt obligations and for general corporate purposes. Other capital market borrowings include the €300 million 5.75% bond maturing in 2006, the €150 million Floating Rate Note maturing in 2007 and the £200 million 6.50% bond maturing in 2012. At 31 March 2005 the Group's long term credit ratings from Moody's and Standard and Poor's were Baa2 and BBB respectively.

The Group ensures that it has sufficient undrawn committed bank facilities to provide liquidity back-up for its US commercial paper programme and other short term money market borrowing for the foreseeable future. The Group has committed bank facilities of US$615 million which mature in 2009 with a core of highly rated banks. These facilities are unsecured and contain common financial covenants for Tate & Lyle and its subsidiary companies that subsidiaries' pre-exceptional and amortisation interest cover ratio should not be less than 2.5 times and the ratio of net debt to EBITDA, as defined in our financial covenants, should not be greater than 4 times. The Group monitors compliance against all its financial obligations and it is Group policy to manage the consolidated balance sheet so as to operate well within covenanted restrictions at all times. The majority of the Group's borrowings are raised through the Group

Leadership

SPLENDA® Sucralose is heat stable, shelf-life stable and blends well with other high intensity and nutritive sweeteners, making it an integral ingredient in over 4,000 products. With high profile brand extensions announced recently by major customers, SPLENDA® Sucralose has enabled manufacturers to offer consumers a far greater range of great tasting, reduced calorie products than ever before.



treasury company, Tate & Lyle International Finance PLC, and are then on-lent to the business units on an arms-length basis.

The Group manages its exposure to liquidity risk by ensuring a diversity of funding sources and debt maturities. Group policy is to ensure that, after subtracting the total of undrawn committed facilities, no more than 30% of gross debt matures within 12 months and at least 50% has a maturity of more than two and a half years. At the end of the year, after subtracting total undrawn committed facilities, there was no debt maturing within 12 months and 98% of debt had a maturity of two and a half years or more (2004 – 0% and 100%). The average maturity of the Group's gross debt was 5.8 years (2004 – 4.9 years).

At the year end the Group held cash and current asset investments of £355 million (2004 – £154 million) and had undrawn committed facilities of £327 million (2004 – £277 million). These resources are maintained to provide liquidity back-up and to meet the projected maximum cash outflow from debt repayment and seasonal working capital needs foreseen for at least a year into the future at any one time.

Funding not treated as debt

In respect of all financing transactions, the Group seeks to optimise its financing costs. *The following items are not included in net* debt under UK GAAP.

Our European Food & Industrial Ingredients business receives cash from selling amounts receivable from customers. The facility allows the sale of up to US$85 million (£45 million) of receivables, and was fully utilised at both 31 March 2005 and 31 March 2004. From 1 April 2005, the amounts used under this facility will be included in debt under IFRS.

Where economically beneficial, operating leases are undertaken in preference to purchasing assets. Commitments under operating leases to pay rentals in future years totalled £212 million (2004 – £180 million) and related primarily to railcar leases in the USA. We do not expect the treatment of these commitments to change under IFRS.

Net debt of joint ventures and associates totalling £45 million at 31 March 2005 (2004 – £66 million) is not consolidated in the Group balance sheet. £20 million of this debt was subject to recourse to the Group. Tate & Lyle's share of net debt of joint ventures and associates totalled £20 million. As we intend to proportionately consolidate joint ventures under IFRS, our share of their net borrowings will be included in Group net debt from 1 April 2005.

A description of the impacts on Group net debt arising from the adoption of IFRS is provided on page 107.

Going Concern

After making enquiries, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason they continue to adopt the going concern basis in preparing the accounts.

Financial Risk Controls

Management of financial risk

The main financial risks faced by the Group are liquidity risk, interest rate risk, currency risk and certain commodity price risks. Tate & Lyle also faces risks which are non-financial or non-quantifiable, for example country and credit risk.

The Board of Tate & Lyle PLC regularly reviews these risks and approves written policies covering the use of financial instruments to manage these risks and sets overall risk limits. All the Group's material financial instruments are categorised as being held either for trading or risk management. Financial instruments held for trading within the Group are severely limited, confined only to tightly controlled areas within the sugar and corn pricing operations and reinsurance activities. The derivative financial instruments approved by the Board to manage financial risks include swaps, both interest rate and currency, swaptions, caps, forward rate agreements, financial and commodity forward contracts and options, and commodity futures.

Control and direction of treasury

Tate & Lyle's group treasury function operates within a framework of clearly defined Board approved policies and procedures setting out permissible funding and hedging instruments, exposure limits and a system of authorities for the approval of transactions. Most of the Group's financing, interest rate and foreign exchange risks and other treasury activities are managed through a central treasury company, Tate & Lyle International Finance PLC, whose operations are controlled by its Board. The treasury company is chaired by the Group Finance Director and has other Board members independent of the treasury function.

Group interest rate and currency exposures are concentrated either in the treasury company or in appropriate holding companies through market-related transactions with Group subsidiaries. These acquired positions are managed by the treasury company within its authorised limits.

Interest rates

The exposure to fluctuating interest rates is managed by fixing or capping portions of debt using interest rate derivatives to achieve a target level of fixed/floating rate net debt which aims to optimise net interest costs and reduce volatility in reported earnings. For the year ended 31 March 2005 only, the Group's policy was that between 30% and 90% of Group net debt was fixed or capped (excluding out-of-the-money caps) for more than one year and that no

Innovation

Having pioneered the use of wheat as an industrial ingredient, we were the first to develop functional proteins from wheat gluten. Launched this year, Meripro 711 is a great example of our technical excellence. An emulsifying wheat protein, it delivers a rich, creamy mouthfeel in foods such as creamed coffee, soups and sauces without using dairy ingredients. Suitable for lactose intolerant consumers, Meripro 711 has great potential – with Asia expected to be a key market.





Innovation

Backed by increased investment in research and development, consumer research and sensory testing, our global food ingredients teams have delivered great business results. Continual innovation is ensuring we build substantially on this success. Our new ingredient solutions are being introduced to many of our customers with a positive reception. For instance, a major UK breakfast cereal manufacturer has recently incorporated our Rebalance™ ingredients into a premium family brand; helping to reduce sugar content without compromising its distinctive taste.

Other launches have included solutions for ice cream, snacks and crackers, and granola bars.

The integration of SPLENDA® Sucralose into our European portfolio has stimulated innovation in the sugar-free confectionery sector and created opportunities for other ingredients such as powdered sorbitol and malitol. In addition, our European teams have developed new ingredients including emulsifying proteins and two new consumer products – Tate & Lyle Light Cane and Fruit Sugar, now commercially available.

Sensory and nutrition profile for ice cream


Vanilla
Sweet
Off flavours
Iciness
Creaminess
Total calories
Fat
Sugar
Carbohydrates

Tate & Lyle Rebalance™ ice cream
■ Consumer brand: full calorie
□ Consumer brand: reduced calorie

Source: Leatherhead Food International

consistently first



We work hard to ensure our operations are as efficient and cost-effective as possible. This delivers real financial and environmental benefits. At our London sugar refinery the environmental team has more than halved monthly effluent treatment costs by substantially reducing the volume of sugar lost to waste water and by cutting the amount of water discharged to sewer prior to clean-up treatment.

Since May 2004, the average loss that occurs when sugar remains in the waste water stream that flows into the internal site sewer for treatment has been cut from 0.20% of the total sugar used in production to 0.02%. Over the same period, the amount of waste water sent to sewer has been reduced by 52%. This scale of improvement requires the hard work of a wide team of people utilising a broad range of skills and experience.

Group water index for five calendar years



0.95
0.89
0.84
0.81
0.79
00
01
02
03
04

The smaller the index, the better the performance

consistently first

interest rate fixings were undertaken for more than 12 years. For subsequent accounting periods under IFRS, the upper limit of net debt fixed and capped (excluding out-of-the-money caps) reverts back to our usual level of 75%. At the year end the longest term of any fixed rate debt held by the Group was until November 2014. The proportion of net debt which was fixed or capped for more than one year at the year end was 85% (2004 – 50%), excluding £145 million of out-of-the-money interest rate options capping euro rates at 4.83%.

If the interest rates applicable to the Group's floating rate debt rise from the levels at the end of March 2005 by an average of 1% over the year to March 2006, this would reduce Group profit before tax by approximately £4 million.

Foreign currency
The Group has transactional foreign currency exposures arising from sales and purchases by subsidiaries in currencies other than their functional currencies. The Group's foreign currency exposure management policy requires subsidiaries to hedge transactional currency exposures against their functional currency once they are probable, mainly through the use of forward foreign exchange contracts.

The Group's accounting policy is to translate profits of overseas companies using average exchange rates. It is the Group's policy not to hedge exposures arising from profit translation.

The Group has significant investment in overseas operations, particularly in the Americas and Europe. Movements in exchange rates between balance sheet dates can affect the sterling value of the Group's consolidated balance sheet. The currency profile of net debt is managed to mitigate the effect of these translational exposures arising on the Group's net investment in overseas operations. This is achieved by borrowing in currencies, where practicable and cost effective, which provides a match for the Group's foreign currency assets and which can be serviced from foreign currency cash flows.

Given the current profile of the Group's net operating assets and operating cash flows the Group aims to maintain a target currency profile of net debt such that US and Canadian dollars combined should exceed 40%, euro should exceed 25%, sterling should not represent more than 25% and other currencies should not exceed 10%. At the year-end net debt was held in the following currencies: net borrowings of US and Canadian dollars 75% (2004 – 74%), euro 46% (2004 – 45%); and other currencies 0% (2004 – 3%) with sterling deposits of 21% (2004 – 22%).

The weighted average exchange rate used to translate US dollar profits was US$1.85 (2004 – US$1.69), compared with the year-end rate of US$1.88 (2004 – US$1.84).

The only material risks from economic foreign currency exposures are to the UK sugar refining business from sterling appreciation against the euro.

Use and Fair Value of Financial Instruments
In the normal course of business the Group uses derivative financial instruments with off-balance sheet risk, and non-derivative financial instruments included on the balance sheet.

The fair value of Group net borrowings at year-end was £483 million against a book value of £451 million (2004 – fair value £427 million, book value £388 million). Financial instruments used to manage the interest rate and currency of borrowings had a fair value of £2 million liability against a book value of £4 million asset (2004 – fair value £4 million liability, book value £6 million asset). The main types of instrument used are banker's acceptances, loans and deposits, interest rate swaps, interest rate options (caps or floors), cross-currency interest rate swaps and currency loans and deposits.

The fair value of other financial instruments hedging future currency and commodity transactions was £nil million against a book value of £5 million asset (2004 – fair value £13 million asset, book value £8 million asset). In currency exposure management the instruments used are spot and forward purchases and sales, and options.

The fair value of financial instruments held for trading was £1 million liability (2004 – £4 million asset) arising in the sugar trading and reinsurance operations. The net gain included in operating profit from trading financial instruments was £3 million (2004 – £1 million gain).

Commodities
Derivatives are used to hedge movements in the future prices of commodities in those domestic and international markets where the Group buys and sells sugar, corn and wheat. Commodity futures and options are used to hedge inventories and the costs of raw materials for unpriced and prospective contracts not covered by forward product sales. The options and futures hedging contracts generally mature within one year and all are with organised exchanges.

Credit risk
The Group controls credit risk by entering into financial instruments only with highly credit-rated authorised counterparties. Counterparty positions are monitored on a regular basis.

Efficiency

Our Canadian sugar refinery in Toronto uses 2 million litres of water every day to process raw sugar. In order to save energy we have implemented new systems to recover and reuse water – resulting in savings over financial year 2005 of more than 212,000 litres per day. The team in our Canadian refinery have a goal to reduce water consumption by a further 20% in the financial year 2006.



Risk factors

Tate & Lyle may be affected by a number of risks, not all of which are within our control. Outlined below is a description of some of the risk factors that may affect our business and share price. Other factors besides those listed below may also adversely affect the Group. The process Tate & Lyle has in place for managing these risks is described in the Corporate Governance report on page 45.

There are inherent risks and uncertainties behind all the forward-looking statements contained in this document which could have a material impact on the future results, expressed or implied. Along with those discussed in the financial review, the following section contains our perception of particular important risks and uncertainties facing the Group.

Failure to act safely could have a detrimental impact on Tate & Lyle's operations

The safety of our employees, contractors, the communities in which we operate and the consumers of our products, is of paramount importance for Tate & Lyle. Around the world, the Group is subject to supranational, national, federal, state and local laws, regulations, rules and ordinances relating to health, safety and the environment including pollution, the protection of the environment and the generation, storage, handling, transportation and disposal of waste materials.

The Group recognises the negative impacts that could arise from a major safety or environmental incident which include:

- fines or penalties for breach of safety laws;
- interruptions in operations or loss of licence to operate;
- liability payments and costs to employees or third parties arising from injury or damage; and
- damage to reputation.

Our success depends upon our employees and the recruitment and retention of key personnel

Central to the success of Tate & Lyle's growth strategy is the performance and skill-sets of our key personnel and employees around the world. We recognise the need to attract, integrate and retain the talent required to meet our ambitions and understand the negative impact on results that could arise from an inability to retain key knowledge and adequately plan succession.

Non-compliance with legislation can lead to financial and reputational damage

The Group is aware of the importance of complying with all applicable legislation affecting its business activities and of the potential damage to reputation and financial impact which can result from any breach.

Changes in government regulation, regimes, legislation or trade agreements could adversely affect Tate & Lyle

The nature and scope of future legislation and regulation governing or affecting Tate & Lyle's product markets are subject to political processes outside the control of Tate & Lyle. There can be no assurance that current regimes, price supports and market protections will continue in their present forms indefinitely.

The European Commission sugar regime, inter alia, sets quotas and reference prices for sugar and isoglucose in the European Union (EU), and provides compensation for exports which cannot be sold within the EU and for EU users of sugar and isoglucose in fermentation (who are required to purchase their sugar feedstocks at the internal EU price). Changes in the EU sugar regime and its associated system of price support which affect Tate & Lyle's UK and Portuguese sugar operations, its EU corn and wheat-based sweeteners business, its UK citric acid business and its Eastern Sugar and Eaststarch joint ventures in the EU and Central and Eastern Europe, could have a material adverse effect on the business, financial condition and results of operation of these businesses and the Group.

Anti-dumping and countervailing duties on United States and EU imports into Canada currently provide protection to the domestic Canadian sugar industry in which Tate & Lyle operates. These duties are imposed by the Canadian International Trade Tribunal and reviewed every five years. Following the last review in 2000, they are next subject to review in November 2005.

Fluctuations in raw material prices, energy, freight and other operating costs may affect our margins

All our finished products are derived from renewable agricultural raw materials. All of these materials are subject to fluctuations in price due to factors such as harvest and weather conditions, crop disease, crop yields, alternative crops and by-product values.

Energy usage in our production facilities represents one of our main production costs. The Group primarily purchases coal, oil and natural gas, each of which is subject to price volatility due to fluctuations in both global and regional supply and demand.

In some cases, due to the basis for pricing in our sales contracts, we may not be able to pass on the full amount of raw material price increases or higher energy, freight or other operating costs to our customers and this could reduce our profitability.

Changes in consumer dietary requirements and preferences, or new scientific evidence could decrease demand for our products

A decline in consumption of one or more product categories could occur in the future due to a variety of factors (such as concerns about obesity and diabetes resulting in a consumer preference for lighter, lower calorie beverages and foods) or could occur in the future if new scientific research or studies were to raise material issues regarding the adverse safety or health effects of food products which are currently considered safe and healthy. Although our product offering contains alternative products to meet these preferences and concerns we may not be able to adapt our production and research and development as rapidly as market changes occur in the mix of products used.

If there were found to be any long term detrimental effects to any of Tate & Lyle's products this could seriously impact the Group's future profitability.

Tate & Lyle relies on the continued safe operation and the sufficiency of our geographically dispersed manufacturing facilities

The Group's revenues are dependent on the continued operation of our various manufacturing facilities and the consistent production of finished products that meet our customers' specifications. The operation of our plants involves many risks, including the breakdown, failure or substandard performance of equipment, explosion due to the flammable nature of some substances used in production, the improper installation or operation of equipment, natural disasters, potential product contamination and the need to comply with environmental and other directives of governmental agencies. Any significant manufacturing disruptions or product contamination could adversely affect our ability to make and sell products which could cause our sales and operating profits to decline.

Competitors may achieve significant competitive advantage through technological step change or higher service levels

If our competitors were able to identify, develop and introduce on a commercial basis a major technological step change, such as significantly improving the efficiency of the production process and lowering costs or introducing a new product with better functionality, we may not be able to introduce a comparable change in our production process. Similarly, we must ensure we at least match or exceed competitors' service and quality performance. If we cannot compete effectively with such innovation or service levels, our sales and profitability could decline.

Industry consolidation of competitors or customers could potentially weaken our market position
Competitors and customers have been consolidating in recent years to increase their competitive position within the market place. Consolidation has helped them to gain various benefits such as expanding their product portfolio, gaining more or better access to markets, increasing purchasing power and developing greater economies of scale. Further consolidation could increase their negotiating leverage with us which may reduce our profitability. In addition, if one of our customers were acquired by a company that has a relationship with one of our competitors, we could lose that customer's business, resulting in an adverse effect on our business, financial condition and results of operations.

Tate & Lyle has key brands making us vulnerable to brand damage
Our profitability depends in part upon a number of product brands, such as Tate & Lyle Sugar and Lyle's Golden Syrup in the UK, Redpath Sugar in Canada and SPLENDA® Sucralose in our sucralose ingredients business. Reliance on these brands makes us vulnerable to brand damage in a variety of ways, such as through negative publicity if we or our customers who use them were ever to be the victim of product tampering or contamination, brand dilution by people who use these brands without our permission, ineffective brand management and other factors. Damage to these brands could result in the loss of revenue associated with the affected brands and higher costs to address these circumstances, including those associated with any product recall events that may occur.

We may not be able to protect our intellectual property
Our commercial success depends, in part, on obtaining and maintaining patent protection on certain of our products and successfully defending these patents against third party challenge or infringements. Our technology is protected from unauthorised use by others only to the extent that it is covered by valid and enforceable patents or effectively maintained as trade secrets.

Our patents or patent applications, if issued, may be challenged, invalidated or circumvented. Our patent rights may not provide us with proprietary protection or competitive advantages against competitors with similar technologies. Others may independently develop technologies similar to ours or independently duplicate our technologies. Due to the extensive time required for development, testing and regulatory review of certain potential products, our patents may expire or remain in existence for only a short period following commercialisation. This would reduce or eliminate any advantage of the patents. We may face litigation to assert claims of infringement, enforce our patents, protect our trade secrets or know-how, or determine the scope and validity of others' proprietary rights. We may be unable to enforce our patents or otherwise protect our proprietary rights, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to deliver on major projects could impact Tate & Lyle's ability to maximise both profitability and return on capital
The successful completion of major projects such as an acquisition, establishing new partnerships or joint ventures and major capital expenditure projects is important to Tate & Lyle's ability to both sustain and grow the business.

The commoditisation of the value added products could lead to greater price volatility
The natural life cycle of many products means that the value added products of today can become the commodities of tomorrow. The relatively higher margins of value added products compared to commodities could attract new entrants or existing competitors into our product markets which could in turn lead to a decline in our sales or margins.

Failure to manage effectively joint venture or partnership relationships could be detrimental to Tate & Lyle's business
The Group recognises that joint venture partnerships (such as Bio-3G™ with DuPont) must be managed effectively to ensure that both partners' objectives are aligned and to maximise financial and operational performance. At the same time, the Group is aware of the importance of selecting new partners carefully so as to avoid the potential negative impacts on growth or profit levels of an unsuccessful relationship.

Fostering the correct conditions for growth is critical to Tate & Lyle's success
The Group acknowledges the significance of identifying appropriate markets in which to grow the business, and in fostering the correct conditions within the business to achieve growth and to ensure that we maximise returns. We also understand the importance of the low-cost focus within our manufacturing facilities which provides a sound base for this growth. Failure to identify these trends and opportunities could have an adverse effect upon our businesses.

Failure to maintain an effective system of internal financial controls could lead to financial irregularities and loss
Without its effective internal financial controls, the Company could be exposed to financial irregularities and loss from intentional or accidental acts which could have a significant impact on the ability of the business to operate. This covers a variety of areas ranging from safeguarding the assets of the business to the accuracy and reliability of its records and financial reporting.

As a public company Tate & Lyle must provide accurate and timely information to the market to deliver long term shareholder value
The share price on the stock market is based on the expectations of a wide variety of market participants such as analysts, brokers, investment funds and other investors. Failure to provide accurate and timely information or failure to meet Group targets could lead to uncertainty and volatility in the share price and the erosion of shareholder value.

Exchange rate fluctuations could create earnings and balance sheet volatility
The Group operates in many different countries and is subject to currency fluctuations arising on transactional foreign currency exposures and the translation of overseas subsidiaries' results. For example, a weakening of the US dollar and euro against sterling would have a negative impact on the balance sheet reporting sterling reported net assets and shareholders' funds.

Volatile capital markets could create a shortfall in funding of retirement benefits
The Group maintains various retirement benefit plans for employees that are funded through investments in equities, bonds and other investments, the value of which is dependent on world markets that can be volatile. The Group may be required to provide additional funding to cover any shortfalls in our benefit plan funding arising from falls in the value of these investments. Any significant additional funding requirements could adversely impact the Group's financial position.

These risks could have a material adverse effect on our business. Accordingly, our overall success as a global business depends, in part, upon our ability to succeed in different economic, social and political environments and to manage and to mitigate these risks to the best of our ability.

Corporate social responsibility

Overview

For Tate & Lyle, corporate social responsibility equates to applying our four core values – safety, integrity, knowledge and innovation – to the way we run our business. This means continuous progress in achieving the highest standards of safety; considering the environmental impact of every aspect of what we do; and treating our employees, suppliers and the communities in which we work as long-term partners.

Putting these concerns at the centre of our business requires active management at the highest level within the Company. The Board reviews our policies and performance in these areas, and the Chief Executive is the Board member accountable for all aspects of corporate social responsibility.

This report explains how we manage our activities and performance to the benefit of both Tate & Lyle and our partners, reports on progress over the year, and sets out our plans for the future.

2004 was a year of considerable progress, as we united our operations around the world under the Tate & Lyle name. This global approach helps us to continue to apply consistently high standards to how we manage corporate social responsibility and improve our performance. Particular achievements of the year include:

- Safety: The Group Safety Index continues to improve, this year by 19.9%, compared with an improvement of 14% in 2003. However, although injuries are fewer and less severe, we can never be satisfied while incidents still occur.
- Environment: Energy usage is our most significant impact, both environmentally and economically, and we continued to improve our performance, despite the proportionate increase in production of value added products, which generally require more energy.
- Employees: Having united under the Tate & Lyle name, we have also begun to create one business culture for all employees, with our highly participative Vision into Action programme, involving around 6,000 employees, at some 40 locations using 12 languages. Employees identified key aspirations for their workplace to help achieve our Vision, and we have begun to make this a reality around the Group.
- Suppliers: We have a global purchasing team managing our relationship with most of our suppliers. Our Code of Conduct has now been issued to all major suppliers to communicate our global approach and requirements.
- Communities: We have set up a global Corporate Donations Committee to ensure we target local community needs wherever we are, and deliver the most positive impact. We also recruited our first Director, Community and Government Relations in the USA.
- Benchmarking: Tate & Lyle continues to be included in the FTSE4Good Index, which recognises companies that meet globally accepted corporate social responsibility criteria.

Safety

We have no higher priority than safety at Tate & Lyle. As one of our four core values, we believe safety is fundamental to running a successful business. Every year we strengthen our commitment to ensure safe and healthy working conditions for our employees, contractors and visitors. By reporting, recognising and rewarding safety performance, we ensure that all our operations focus on continuous improvement.

For the second consecutive year, our employees' efforts have been rewarded with improvements in safety performance across all categories, demonstrating that excellence in safety is achievable everywhere, regardless of geographic location, local customs or differing regulations. Reflecting our commitment to provide a safe workplace for all, we have compiled appropriate contractor safety statistics for the first time this year, which will provide a benchmark for measuring future performance.

As one of our four core values, we believe safety is fundamental to running a successful business

Managing safety

Maintaining a consistently safe and healthy workplace for our people requires effective, proactive management. Our constantly improving safety results are based on:

- Changing behaviour by encouraging a safety culture at all of our locations;
- Auditing safety performance;
- Rewarding improved safety performance with local safety awards, divisional 'Most Improved Plant' and Group-wide 'Safety First' awards;
- Sharing information and best practice between all our locations;
- Improving communication on safety issues throughout the Group; and
- The active involvement of senior executives in auditing and promoting safety.

This year, our Network Safety Committees at every location have continued to develop safety training programmes and awareness initiatives that have contributed to our improving performance. Examples include:

- Renewed emphasis on behavioural safety, with all locations conducting behavioural auditing to sharpen employees' observational skills and identifying areas for improvement. We are also aiming to increase the frequency with which we conduct behavioural auditing, and the number of employees who take part;

Safety

Our plants at Razgrad, Bulgaria and Houlton, USA won the Tate & Lyle 'World Class Safety Performance' award for calendar year 2004. In fact, the Bulgarian Minister of Labour and Social Policy used the occasion of our Razgrad safety fair to announce the creation of an annual National Safety award.




10
GOUDEN
REGELS
BORSTZAK
DAN ZEKER LEDIG
NETHEID !

Safety

Safety is about workplace culture, management and employee attitude – it reflects the underlying performance of a company. There is never a reason to work unsafely and at Tate & Lyle we work hard to improve our safety performance.

Our approach is broad and inclusive; one successful technique is to involve all the family by holding plant tours and safety fairs for the families of our employees and contractors. These popular events involve a mixture of safety demonstrations relevant to both the workplace and home, often including basic first aid or broader issues such as road safety and fire prevention. Family safety days are held across the Group from Brazil to Bulgaria and make a real difference. They ensure that safety messages get home.

Group safety index for five calendar years


5.92
3.75
4.07
3.51
2.84
00
01
02
03
04

The smaller the index, the better the performance

- Developing consistent minimum safety and safety engineering standards for the Group, now posted on our intranet, TaLnet;
- Continuing to encourage family participation in our safety efforts, through promotional family safety training days, safety slogan and drawing competitions for employees' children and family plant tours; and
- Sponsoring and facilitating a child safety awareness programme at one location for over 2,000 local primary school children.

Calendar year 2004 results

The Group Safety Index compares safety performance across Tate & Lyle. This is a weighted average of injuries sustained in the workplace, with more severe incidents having greater impact. A decrease in the index reflects improved performance. Our target is zero for every Tate & Lyle operation. Compared with the 2003 calendar year results:

- Group safety index improved by 19.9%;
- Recordable injury rate (injury requiring treatment beyond first aid) improved by 14.8%;
- Lost-time accident rate (recordable injury sufficiently severe to result in lost work days or to restrict the employee's ability to perform his/her job, counted from the first day of incapacitation) improved by 19.7%; and
- Severity rate (number of work days lost due to injuries per 200,000 employee hours) improved by 19.4%.

We collected contractor statistics for the first time this year, so cannot compare them with performance in previous years. However, our contractor performance compares well in many locations against the US Bureau of Labor Statistics 2003 (the most recent data available). The Bureau reports the overall recordable injury rate per 200,000 employee hours for US contractors to be 6.80 against 3.54 at Tate & Lyle, and the overall lost-time accident rate to be 2.60 against our 1.63.

Benchmarking

Comparing national statistics between the US and Europe is difficult because they are compiled differently. However, we can compare the performance of each of our divisions against results from the US Bureau of Labor Statistics. Again this year, Tate & Lyle's business divisions are outperforming the average reported standard for their peers in their respective sectors and in the US private sector as a whole.

Key achievements

- Most Tate & Lyle locations equalled or improved their 2003 performance, including 25 that reported no lost-time accidents and nine that reported no recordable injuries for the year.
- Employees at Houlton, USA took their record to 12 years and over 1.2 million employee hours without a lost-time accident.
- Razgrad, Bulgaria and Houlton, USA won our 'World Class Safety Performance' award.
- Zaragoza, Spain and Sagamore/Lafayette, USA shared 'Most Improved Safety Performance' honours. Zaragoza also won the 'Chairman's Safety Award'.
- Mercocitrico, Brazil won Citric Acid's 'Safety First Award' for the third year running, achieving more than four years and 2 million employee hours without a lost-time accident.

Outlook

While we are pleased with our progress, our statistics reflect that injuries, though fewer and less severe, still occur. By continuing to focus on safety as highlighted in this report, we intend to improve our record still further in future years. One area in particular is contractor safety. While our contractor statistics compare favourably with industry norms, they are not up to the level of our own employees, and one target for the coming year will be to narrow that gap.

Contractor safety index



a 1.03
b 8.57
c 8.20
d 42.21
e 5.29
f 0.00
g 1.65
h 1.65
US Industry 6.8

a Tate & Lyle Food & Industrial Ingredients, Americas
b Tate & Lyle Sugars, Americas
c Tate & Lyle Food & Industrial Ingredients, Europe
d Tate & Lyle Sugars, Europe
e Citric Acid
f Sucralose
g Support Services
h Vietnam

The smaller the index, the better the performance. We collected contractor statistics for the first time this year, hence there is no comparison with previous years. The high score for Sugars, Europe reflects the fatal accident in the UK in March 2004 (as reported in last year's Annual Report).

Recordable injury rate



a 8.60
b 7.30
c 1.46
d 1.12
e 12.10
f 2.81
g 0.96
US Industry 5.0

a US Food Manufacturing
b US Grain Milling
c Tate & Lyle Food & Industrial Ingredients, Americas
d Tate & Lyle Food & Industrial Ingredients, Europe
e US Sugar Industry
f Tate & Lyle Sugars, Americas
g Tate & Lyle Sugars, Europe

Number of injuries per 2,000 employee hours requiring more than first aid.

US industry statistics as reported by US Bureau of Labor Statistics.

Lost-time accident rate



a 1.90
b 1.80
c 0.21
d 0.71
e 2.30
f 0.23
g 0.55
US Industry 1.5

a US Food Manufacturing
b US Grain Milling
c Tate & Lyle Food & Industrial Ingredients, Americas
d Tate & Lyle Food & Industrial Ingredients, Europe
e US Sugar Industry
f Tate & Lyle Sugars, Americas
g Tate & Lyle Sugars, Europe

Rate of recordable injuries sufficiently serious to result in lost workdays or restricted work activities.

US industry statistics as reported by US Bureau of Labor Statistics.

Group energy index


0.93
0.89
0.85
0.83
0.81
00
01
02
03
04

The smaller the index, the better the performance.

Group water index


0.95
0.89
0.84
0.81
0.79
00
01
02
03
04

The smaller the index, the better the performance.

Group non-hazardous solid waste index


1.01
1.12
1.02
1.07
1.15
00
01
02
03
04

The smaller the index, the better the performance.

Good environmental management is integral to good overall management of the business

Environment

Good environmental management is integral to good overall management of the business. Tate & Lyle's environmental policy is for all our operations to be conducted in light of our responsibilities towards the natural environment in which we live and work, and to comply with relevant laws, regulations and consents, which may vary from location to location. The Board reviews environmental performance and the policy annually.

Environmental impacts are many and varied. When reviewing our environmental footprint, it has always been our policy to focus particularly on those impacts over which we have direct control and which have most effect on the environment. Our three most significant environmental impacts are, in order of magnitude, energy use, water use and non-hazardous solid waste production. Energy use is by far our most significant impact, and we therefore give it the highest priority.

Managing these impacts for a positive result is good for the environment and also brings economic benefits to our business.

Managing our impact

Tate & Lyle continues to subscribe to the principles of the International Chamber of Commerce's Business Charter for Sustainable Development. In accordance with Group policy, all locations fully integrate environmental management into their operational systems and procedures. Employees receive regular training on managing environmental impacts and changes in legislation, so that they are always on top of the issues. Many operating units have environmental management committees that meet regularly to discuss progress.

Every operating unit has an environmental management system. Each unit is required to assess its environmental impact, and develop an improvement plan based on identified areas of priority, focus and opportunity, in line with the Group's overall environmental management strategy. Capital projects are assessed for their environmental impact, and we investigate whether there are more environmentally friendly ways of achieving our aims. We also look at whether future regulation may require more control, and if so, how this might be incorporated economically into the project.

We work closely with our customers to ensure our systems meet their requirements. We also brief all contractors on key environmental issues, to make sure that we are managing our environmental impact effectively.

Incident, emergency and contingency plans

Each operating unit has incident, emergency and contingency plans. These are frequently updated to meet new conditions and requirements. We have crisis management procedures to provide an effective response in case of incident or emergency, including escalation to the Group Crisis Management Team when required.

Measuring data

To manage our environmental impacts efficiently and ensure we continue to improve, we must collect detailed data and report results regularly. Being in full command of the data means we can understand how impacts occur, and therefore manage our environmental footprint to the benefit of the environment and the Company.

Tate & Lyle collects environmental data from each operating unit quarterly, using a comprehensive system that has been validated by our Internal Audit department. We then normalise the data to reflect the amount of product manufactured. This protects the commercial sensitivities of the data while allowing us to report publicly on our progress, and make comparisons between years. The data is then aggregated to create a single set of indices for the Group, adjusted to take account of acquisitions and disposals.

2004 results

Summary of results

- Energy reduced by 2.4%.
- Water reduced by 2.5%.
- Non-hazardous waste increased by 7.5%.

We focus our measurement and our improvement efforts on the areas that have most environmental and financial impact. For example, every 1% improvement in our energy index offers a cost saving estimated at £1.3 million. An equivalent improvement in the water index offers a saving of some £105,000, while a 1% improvement in the non-hazardous waste index saves around £17,500.

Energy consumption, our most significant impact both environmentally and economically, again showed a good reduction, this year of 2.4%. Despite a Group target of 3% per annum, this is nonetheless a creditable result, since this year it includes the increase in production of value added products, which tend to consume more energy. If such value added products are excluded from the results, our reduction was 3.6%, well above the 3% target.

Non-hazardous waste increased this year by 7.5%, despite our aim to reduce it; however this was due to large, one-off clean-up operations at various locations that in themselves have a positive impact on the environment. Once our clean-up operations are complete, we expect to return to reducing this figure progressively.

Water consumption showed a good reduction of 2.5% in line with the Group's aim to reduce consumption year on year.

Violation, abatement and compliance orders

The vast majority of our operations completed 2004 without incident. Where Tate & Lyle inadvertently contravened regulations, incidents were minor and we reacted immediately to correct the problems.

Benchmarking

In the Business in the Environment Index of Corporate Environmental Engagement, we scored 68.8%, down from 78.5%. While we improved our score in some areas we scored less well in others, in particular in our relationships with suppliers. We will look at ways of improving this in future.

Outlook

Producing the value added products our customers demand requires considerable energy. As we continue to grow the business and develop value added products, the challenge of reducing our environmental impacts, energy in particular, will increase. Our aim is to continue to manage our environmental footprint as efficiently as possible, ensuring that as we develop new products, environmental concerns are built into the development process.

Employees

Tate & Lyle employs 6,700 people around the world, with a further 4,500 in joint ventures. We have operations in the UK, the USA, Europe, Asia, Latin America, Africa, and the Caribbean, and speak 11 main languages at our major locations.

Our ability to attract and retain highly skilled and committed people is fundamental to our success. We are committed to offering equal opportunities for all, irrespective of gender, race, disability, age, sexual orientation, marital status, religion or other beliefs, or ethnic or national origin. Our recruitment and training procedures reflect our commitment, and we promote our people on performance.

Calendar year 2004 activity

In 2004 we recruited a Group Human Resources Director. Work already under way includes the development and implementation of the Tate & Lyle Leadership Model across the Group. We have set up a Group-wide Talent Management System to identify, develop and sustain the flow of talent, and ensure we have the right people in the right job at the right time, with suitable career development plans and opportunities in place. Looking forward, this strategic and global approach is designed to ensure that all employees have the opportunity to reach their full potential within Tate & Lyle.

Our ability to attract and retain highly skilled and committed people is fundamental to our success

We continue to make progress with Leadership Development and other specific training programmes which are being implemented consistently across the Group and are supported by standardised processes. Highlights include:

- Senior Strategy Seminar for employees in key strategic roles across the Group. The objective of this seminar is to build an in-depth understanding of the Group Strategy and developments;
- Developing Management Skills programme for employees recently appointed to their first management role as well as experienced managers looking to improve upon existing skills;
- IT skills training programme for Americas employees;
- Intranet induction programme for new starters;
- Training calendar posted on the intranet to publicise all training organised by the Group; and
- Functional Training Plan for Sugars, Europe, with each function submitting and reporting back on a quarterly training plan for all employees. This initiative ensures that training is treated as a priority and helps us plan training in line with business needs.

Employees across the Group are showing increasing interest in healthy lifestyles. Various locations have formed Company-sponsored teams to involve employees in planning activities to promote health and fitness, such as the Healthy Lifestyles Task Force in Decatur, USA.

One Vision for all

2004 has been a year of change and progress for Tate & Lyle employees. In line with our Vision, we have united our businesses under the Tate & Lyle name to present a consistent face to customers. A key part of this is to create one culture for all our employees around the world.

Work began with a highly participative programme to define what it means to be a Tate & Lyle employee. More than 300 workshops involving around 6,000 employees were held in some 40 locations using 12 languages. Building on our Code of Conduct that sets out the Group's policies on ethics and corporate social responsibility, employees identified key aspirations for their working environment to help achieve the Group Vision.

Identifying a common culture was the first step. Making this a reality requires practical initiatives to help us become one team. So far, these include setting up global functional teams, the introduction of global intranet team sites that enable teams to work together on one system, and a broad programme of secondments, where employees spend time at other locations both to learn and to share their own experience and expertise.

Measuring results

In February 2005 we conducted a Group-wide online employee survey, to find out how far we had progressed towards a consistent culture and understanding of the Vision. Around 3,000 employees responded from around the Group, with results showing that overall, our Vision was well understood. Highlights include:

- 90% described their workplace in language from the Vision, demonstrating a clear and widespread understanding of its essence; and

- 82% felt that customers had already benefited from Tate & Lyle delivering on the Vision (see chart below).

Nonetheless, although almost everyone understood the Vision, around half reported no change as yet in their daily working practices.

Creating one Tate & Lyle culture will not happen overnight, but requires long-term commitment. We have therefore launched our Vision into Action initiative, a continuous programme of activity to be implemented by line managers. Beginning with 'A New Approach to Customers' in October 2004, the programme covers key strategies that we need to implement to achieve the Vision. Each includes a series of workshops in which employees, led by their line managers, work out how to make that strategy a reality for their area of the business, as well as their individual roles.

Outlook

2004 has seen us define what it means to be a Tate & Lyle employee, and put in place a People Strategy to develop our employees' careers more efficiently. Our programme of activities for continuing to build a consistent culture will help us work together as one team around the world, while our strategy for developing our people to meet the needs of the business and provide a consistent stream of talent at every level will show results in the coming year.

Tate & Lyle enjoys a rich diversity of cultures among our employees in 28 countries. While working to develop a common business culture, we value the differences the many cultures bring to the Company. Our new plant in Singapore is already adding a new dimension to our diverse workforce.

Commercial partners/suppliers

Long-term, good relationships with our partners and suppliers are very important at Tate & Lyle. We have a consistent, Group -wide approach, based on our Code of Conduct, to manage these relationships for the benefit of all parties. We pride ourselves on our supply chain ethics, and are committed to sharing best practice and improving standards amongst suppliers.

We refined our global purchasing policy in 2004, helping us work increasingly effectively with suppliers by pooling our purchasing power. Our global purchasing team has developed global contracts for many of our main areas of purchasing, and aims to apply the Code of Conduct consistently with all suppliers.

Working with growers

Purchasing raw materials is an exception to our global purchasing policy, with most sourced at divisional level or in some cases by our global sugar trading function. Across the Group we have longstanding and mutually beneficial relationships with our growers, whether they produce sugar cane, sugar beet, maize or wheat. We apply rigorous standards to our raw materials suppliers, and survey many of them regularly on their ethical commitment. We work closely with them to ensure compliance with our needs, implementing traceability and ensuring that our customers' requirements over issues such as genetic modification are fully met; in this case using testing to uphold our rigorous standards.

A particularly good example of our long-term relationship with growers is that with suppliers of raw sugar for our European Union (EU) refining business. Tate & Lyle plays a key role as the conduit for the EU's policy of providing advantageous prices to the sugar industries in African, Caribbean and Pacific (ACP) countries as well as from suppliers in Least Developed and other Developing countries.

ACP countries have long had the entitlement to sell around 1.5 million tonnes of sugar every year into the EU market. This access is independent of EU market demand but commands an EU price. Tate & Lyle acts as the most important bridge into Europe for these countries, taking some 1.25 million tonnes of this sugar. As a result of this access to the EU market, our suppliers receive £250 million to £300 million more for their sugar than would otherwise be the case. The £127 million Tate & Lyle receives from the Rural Payments Authority is a part of this extra income our suppliers receive.

Last year this meant that over 300,000 farmers and employees (as well as many thousands of indirect employees) in some of the world's poorest economies benefited from receiving this additional £250 million to £300 million for their raw sugar than they would have received by selling their product on the world market, where they have to compete head-on with major producers such as Brazil, Australia and Thailand. The returns we are able to pass to our suppliers are vital in sustaining their economies and employment.

EU protocol price versus world price of raw sugar


35
30
25
20
15
10
5
0
cents/lb FOB Caribbean
ACP price
World price
'96
'97
'98
'99
'00
'01
'02
'03
'04

Vision survey results

Customer benefits



Each of the 3,000 respondents rated how their customers benefited from the Vision project.

- Our cost efficiency
- Outstanding customer services
- Our distinctive products/services
- Our consistency with other parts of Tate & Lyle
- Our innovative new products
- There has been no change

We pride ourselves on our supply chain ethics, and are committed to sharing best practice and improving standards amongst suppliers

Managing suppliers

Tate & Lyle's Code of Conduct applies unconditionally to all parts of the wholly-owned Group, and we also aim to apply the Code in those operations in which we have a 50% stake or more. Where we have a minority stake, we encourage our partners to adopt the Code. In contracting rounds with suppliers and when issuing purchase orders, we attach the Code of Conduct, and require them to notify us immediately of any issues they have with it. Every division within Tate & Lyle must confirm twice a year that the Code is being communicated to suppliers, and report any contraventions. Suppliers who persistently contravene the Code may be faced with termination of their contracts.



Community

Effective community involvement is about more than financial contribution, it's about partnership and building a strong volunteer network. Success brings great benefits to the Company. Vibrant, healthy and well-educated communities motivate employees and enhance recruitment; volunteering builds and broadens employees' skills.

Of the organisations we support, several have been our partners for over a decade; our employees often join their committees, advocate their causes in the wider community and provide mentoring and business skills.

We believe that through partnering with organisations that have insight into local issues we can make a real difference. Education commands the majority of our total community spend with programmes involving working in partnership with specialist organisations, universities, colleges, schools and teachers. Whether mentoring, providing job experience placements, conducting mock interviews or participating in a range of activities, we know that our employee volunteers benefit at least as much as the students they work with.

Community spend by allocation for financial year 2005



10% Arts
21% Health
44% Education
25% Environment

Excludes donations made to the Guyanese Flood and Asian Tsunami disaster relief organisations.

Calendar year 2004 highlights

Managing supplier relationships to the benefit of both parties requires regular, consistent auditing. In 2004, we extended our supplier audit system in Sugars, Europe to include regular audits of all major or high-risk suppliers, co-packers and producers of co-branded products and any associated entities. So far we have audited two co-packers, a co-producer and a new flavour supplier. In addition, all suppliers were sent a self-audit questionnaire to assess the requirement for further audits, and are now required to disclose information about genetically modified organisms, so that we can be certain of the nature and quality of our products at every level of the supply chain.

Outlook

At Tate & Lyle, we are very aware of the number of pressures on sugar growers and producers. One of these is cost, while another is the environmental and social reputation of the crop. We believe that in very many cases, better management practices can contribute towards alleviating both pressures, while countering some of the more negative accusations made about the industry.

For this reason, we are consulting with a consortium led by the International Finance Corporation and the WWF (World Wide Fund for Nature), the global conservation organisation, to discuss and agree better management practices across the sugar industry. In 2005, we are hosting a first meeting of the consortium to look at how sugar cane businesses can improve their social and environmental performance.

In 2005, we will continue auditing new suppliers, co-packers and co-producers before signing a contract, and continue monitoring current partners. We are also developing our raw materials supplier survey, which next year will require a more detailed response.

Communities

Tate & Lyle aims to play a positive role in all the communities in which we operate. Over the years we have developed a Group-wide community involvement policy that forms one of the core components underpinning our ethical behaviour. Our programme involves building long-term relationships with local partners to deliver a shared objective: establishing strong, safe and healthy communities by investing time and resources into projects that directly address local needs.

Our community partnerships are very well supported by employees, many of whom take part in programmes. Tate & Lyle's community involvement benefits our employees by enhancing their own local community, offering significant personal development opportunities and making Tate & Lyle a company for which they are proud to work.

Managing our impact

As we become one Tate & Lyle around the world, our aim is to ensure that our Community Involvement Policy, ratified by the Board, is followed wherever we operate. There are currently different levels of community activity in our various geographical locations, reflecting the history of Tate & Lyle's involvement in the area, and it is our aim to ensure that in future, all parts of the Group develop long-term, community partnerships for mutual benefit.

We have set up a global Corporate Donations Committee to oversee community policy, to share best practice and improve internal standards and reporting. We also aim to make sure that we select projects that genuinely target local needs and deliver the most positive impact. Reflecting our commitment, we recruited our first Director, Community and Government Relations in the USA to support our locations in the Americas in their work with key community and government officials.

Calendar year 2004 results
Charitable donations

In the financial year to 31 March 2005, Tate & Lyle's total worldwide charitable donations were £778,000. Our total global pro bono contribution in goods and services is estimated to have been £188,000, up from £146,000 in the previous year.

The largest single donation was the Tsunami Disaster Donation of £200,000. Tate & Lyle made an initial corporate donation of £75,000, and pledged to match employee contributions, which totalled a superb £62,500 from all our locations around the world. The fund has been disbursed equally across the four affected countries of India, Sri Lanka, Indonesia and Thailand. On advice from our contacts in these areas, the money was distributed to the following organisations, with the bulk in each case going to the local Red Cross.

- India: Red Cross, the AMM Foundation, and the Prime Minister's National Relief Fund
- Sri Lanka: Red Cross and the Community of the Risen Lord of the Catholic Charismatic Renewal
- Indonesia: Red Cross
- Thailand: Red Cross

We also contributed £10,000 to Guyana in response to their severe flooding.

Community

In Vietnam, Nghe An Tate & Lyle's 'For the Future' campaign ensured that over 2,000 children in 27 primary schools were provided with school bags and stationery at the beginning of the school year. In Colombia we support a joint initiative set up by Tate & Lyle and employees which gives 1,000 scholarships a year to children who would not otherwise receive an education.



UK community performance %


a 95
a 92
a 95
b 95
b 95
b 100
c 95
c 95
c 97
02 03 04 02 03 04 02 03 04
a Efficiency of response
b Willingness to support
c Contribution to the community

Results of 2004 UK Community Involvement Report survey.

How our UK support created additional value %


a 67
a 59
b 50
b 59
c 29
c 45
d 54
d 41
e 13
e 32
03 04 03 04 03 04 03 04 03 04
a Improved capability to help target cause
b Raised profile
c Wider network of contacts/volunteers
d Improved facilities/environment
e Improved staff motivation

Results of 2004 UK Community Involvement Report survey.

Community support by region

Tate & Lyle supports many local organisations involved in important community work all round the world. Listed here are the top three in each region.

- UK: Tate Britain; Community Links; Richard House Children's Hospice;
- Americas: YMCA; United Way; Milliken University, Illinois;
- Europe (not UK): Oratorio Don Bosco-Saluzzo (community organisation, Italy); Razgrad Special Needs Centre (Bulgaria); Levensvreugde (meaning 'joy for life') (Belgium); and
- Vietnam: 'For the future' support for schools programme.

Key achievements

Tate & Lyle employees around the world make huge efforts to support their local communities. Here we highlight just some of the great stories from each region.

- UK
  - Educational visits: 660 students and 138 teachers visited our locations during 30 curriculum-based visits;
  - Citizenship Week: 17 schools participated in a range of citizenship activities during this Tate & Lyle-sponsored event; and
  - Blue Skies Event: Tate & Lyle sponsored this event, attended by 733 students, to encourage young entrepreneurs to set up their own businesses.
- Americas
  - Decatur: capital campaign for new YMCA centre building;
  - Project Success: school-based agency working with parents, students and teachers to improve academic success; and
  - Lafayette Parks Foundation: Revitalisation of neighbourhood parks.
- Europe (not UK)
  - Italy: Tate & Lyle sponsored a local institution that organises sport and cultural activities for young people to help their education;
  - Bulgaria: Donations were made towards the construction of a rehabilitation centre in Razgrad for social integration of children needing special care, and to the youth festival, 'Life without drugs', organised by local police; and
  - Belgium: The Lions club organised a golf event to raise money for local charities, 'Joy for Life', 'People for People'.
- Vietnam
  - English teaching programmes in local community schools; and
  - Organisation of, and participation in, local community festivals.

Awards

While we never embark on any activity with the specific aim of winning an award, we are gratified when we receive external validation of our employees' efforts. Moreover, awards can help to support the reputation of the business and offer an opportunity to highlight and celebrate success. Over the past year we have received a range of awards.

Tate & Lyle

- TAPPI (Technical Association of the Pulp and Paper Industry) special recognition for 75 years of continuous membership;
- Gold standard award for customer service from beverage manufacturer Four Square;
- Food and Drink Federation Community Partnership Awards 2005: winner of Education Category (large company), and Highly Commended in Local Community Category (large company); and
- Finalists at the Institute of Grocery and Distribution's Nestlé Social Commitment Award 2004.

Specific locations

- McIntosh, USA: State of Alabama Manufacturing Trade Association award for 2003 safety performance;
- Transcend Foundation, Colombia: finalist at the British & Colombian Chamber of Commerce 'Business and Social Awards';
- Grain Elevator, Cowden, USA: Siemer Milling 'Supplier of the Year' award for the fourth time in seven years; and
- Razgrad, Bulgaria: second place in 'Investor in Community' category, Bulgarian Business Leaders' Forum's Annual Awards for Responsible Business Practices.

Employee awards

- Community Links Trustee Award, UK for community support, won by our Corporate Social Responsibility Manager; and
- East London Business Alliance Volunteer Award, UK for supporting the Community Food Enterprise programme, won by our Finance Director, Sugars, Europe.

Our policy guides us to select projects that genuinely target local needs and delivers the most positive impact

Benchmarking
Again this year we sent out a questionnaire with our UK Community Involvement Report, and responses showed that our performance improved still further from its traditionally high level, with an excellent 100% for willingness to support.

Some 60% of respondents reported an improved capability to help their target cause, with the same number reporting an increase in profile. See charts on page 36 for more details.

Outlook
Our aim for the coming year is to continue to integrate our community efforts around the world into one global programme. Locations where we have long-running, successful partnerships with local organisations will increasingly share the benefits of their expertise in community involvement programmes with our newer operations. This way, we will ensure that wherever we operate, Tate & Lyle makes a positive contribution and is a valued part of the local community.

The operating and financial review was approved on behalf of the Board by:

Iain Ferguson CBE
Chief Executive

Simon Gifford
Group Finance Director

Stanley Musesengwa
Chief Operating Officer
1 June 2005

Board of Directors

01 Sir David Lees
Chairman
Joined the Board and was appointed Chairman in October 1998. He joined GKN plc in 1970 and became Group Finance Director in 1982. He was appointed Group Managing Director in 1987 and then Chairman and Chief Executive in 1988. He retired as Chief Executive of GKN in 1996 but continued to serve as Chairman until his retirement in May 2004. From 1991 to 1998 he served as a non-executive director of Courtaulds plc, the last two years as Chairman. He also served as a non-executive director of the Bank of England from 1991 to 1999. He is currently joint Deputy Chairman of Brambles Industries plc and Brambles Industries Limited, a director of Royal Opera House, Covent Garden Limited, a member of the Panel on Takeovers and Mergers and Chairman of the Governing Body of Shrewsbury School. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 68.

02 Iain Ferguson, CBE
Chief Executive
Joined the Group and was appointed Chief Executive in May 2003. Previously, he worked for Unilever where he held a number of senior positions including Executive Chairman of Birds Eye Walls and Senior Vice-President, Corporate Development. He is a former Commissioner on the UK Government's Policy Commission on the Future of Farming and Food and also a former President of the Institute of Grocery Distribution. He is currently Vice-President of the Food and Drink Federation and a non-executive director of the British Nutrition Foundation and Sygen International plc. Aged 49.

03 Richard Delbridge
Senior Independent Non-Executive Director
Joined the Board in September 2000 and was appointed senior independent non-executive director in December 2003. A Chartered Accountant, he is a former Partner of Arthur Andersen & Co and Managing Director and General Manager of J P Morgan & Co in the UK. In 1989, he was appointed Director, Group Finance at Midland Bank plc, later becoming Group Finance Director, HSBC Holdings plc. In 1996, he was appointed Director and Group Chief Financial Officer of National Westminster Bank Plc, a position he held until April 2000. He is also a non-executive director of Balfour Beatty plc, JP Morgan Cazenove Holdings, Fortis Group and Gallaher Group Plc. Aged 63.

04 Simon Gifford
Group Finance Director
Joined the Group in 1969 having qualified as a chartered accountant in that year. He has held various senior financial and general management roles including Managing Director, Foreign Investment Division from 1987 and Company Secretary with responsibility for investor relations from 1993. He was appointed to his current position and joined the Tate & Lyle Board in January 1996. From January to April 2003, he served as Acting Chief Executive whilst a new Chief Executive was being recruited. Aged 58.

05 Evert Henkes
Independent Non-Executive Director
Joined the Board in December 2003. He worked for the Royal Dutch/Shell Group of companies for 30 years, during which time he held a number of senior management positions in Europe and Asia Pacific including President of Shell's Billiton Metals business from 1992 to 1995, Director, Strategy and Business Services of Shell's Chemicals division from 1995 to 1997 and then Chief Executive of Shell Chemicals until his retirement in April 2003. He is also a non-executive director of BPB PLC, Outokumpu OYJ, SembCorp Industries Ltd and CNOOC Ltd (China National Offshore Oil Company). Aged 61.

06 Stanley Musesengwa
Chief Operating Officer
Joined the Group in 1979 as a refinery manager and subsequently performed a number of roles before becoming Regional Director, Tate & Lyle Africa in 1995. In December 1999, he was appointed Chief Executive of Tate & Lyle Europe with responsibility for the Group's European sugar refining businesses and its global sugar and molasses trading activities. He was appointed to the Tate & Lyle Board in April 2003 and to his current position of Chief Operating Officer in May 2003. Aged 52.

07 Kai Nargolwala
Independent Non-Executive Director
Joined the Board in December 2004. He is currently a Group Executive Director of Standard Chartered PLC where he is Chairman of the global wholesale banking division and is also responsible for corporate governance across the Asia Pacific region including South Asia. He also serves as a Director of the Asia Pacific region of Visa International. Previously, he worked for Bank of America where he served as Group Executive Vice President, Head of Asia Wholesale Banking Group. He is a Fellow of the Institute of Chartered Accountants in England and Wales. Aged 55.

08 Carole Piwnica
Non-Executive Director
Joined the Board in October 1996. In August 2000, she was appointed as 'Non-Executive Vice-Chairman, Governmental Affairs' for Tate & Lyle. She qualified as a lawyer at the New York and Paris bars and has wide business experience in agribusiness and food & drinks companies. Appointed to the Board of Amylum Europe N.V. in 1991, she served as Chairman from October 1996 to August 2000. She is a non-executive director of Aviva PLC and is practising law in Europe and the USA specialising in mergers and acquisitions and EU regulatory matters. Aged 47.

09 Stuart Strathdee
Corporate Development Director
Joined the Group in 1977. He has served in a variety of senior management positions including Group Treasurer, Managing Director of United Molasses, Managing Director of Tate & Lyle International and Managing Director, International Division. He was appointed to the Tate & Lyle Board in November 1994 and to his current position as Corporate Development Director in July 2003. He is a non-executive director of James Finlay Limited. Aged 53.

10 Allen Yurko
Independent Non-Executive Director
Joined the Board in April 1996. He joined Siebe plc in 1989 becoming a director in 1991 and Chief Executive Officer in 1994. Following the merger of Siebe and BTR in 1999, he was appointed Chief Executive of the merged company, Invensys plc, a position he held until September 2001. He is currently a Partner of Compass Partners International Limited, a trans-Atlantic private equity business. Aged 53.

11 Dr Barry Zoumas
Independent Non-Executive Director
Joined the Board in May 2005. He is currently the Alan R. Warehime Professor of Agribusiness and Professor of Food Science and Nutrition at The Pennsylvania State University, USA. He is also President of the International Life Sciences Institute, North American Branch, of which he is also a Director. He worked for Hershey Foods Corporation for 27 years, the last 16 as Corporate Vice President, Science and Technology. He has also previously served as Visiting Scientist for the Rome-based Food and Agriculture Organization of the United Nations and as a Principal Adviser to US Aid for Agricultural Development. Aged 62.

12 Robert Gibber
Company Secretary
A solicitor, he joined Tate & Lyle in 1990 as a commercial lawyer. He was appointed General Counsel in 1997 and then also Company Secretary in 2001. Aged 42.

Board Committees
The specific responsibilities delegated to the Board Committees are described on pages 43 to 45.

Audit Committee
Richard Delbridge (Chairman)
Evert Henkes
Kai Nargolwala
Allen Yurko
Dr Barry Zoumas

Chairman's Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
Evert Henkes
Kai Nargolwala
Carole Piwnica
Allen Yurko
Dr Barry Zoumas

Nominations Committee
Sir David Lees (Chairman)
Richard Delbridge
Iain Ferguson
Evert Henkes
Kai Nargolwala
Carole Piwnica
Allen Yurko
Dr Barry Zoumas

Remuneration Committee
Allen Yurko (Chairman)
Richard Delbridge
Evert Henkes
Kai Nargolwala
Dr Barry Zoumas


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Directors' report

Principal Activities of the Group
The principal activities of Tate & Lyle PLC and its subsidiary and associated undertakings (the Group) are developing, manufacturing and marketing food and industrial ingredients that have been made from renewable resources.

Financial Year
The accounting period under review is for the year ended 31 March 2005. Comparative figures used in this report are for the year ended 31 March 2004.

Business Review
The Chairman's Statement on pages 4 and 5, the Chief Executive's Review on pages 6 to 9 and the Operating and Financial Review on pages 10 to 37 report on the activities during the year, post balance sheet events and likely future developments.

Dividend
A final dividend of 13.7p per share is recommended for the year to 31 March 2005. If approved, it will be due and payable on 3 August 2005 to shareholders on the register on 8 July 2005. This dividend amounts to £65 million and makes a total for the year of 19.4p per share, compared with 18.8p per share for the year to 31 March 2004.

Annual General Meeting
The Annual General Meeting (AGM) will be held at the Queen Elizabeth II Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday 28 July 2005 at 11.15 am. Enclosed with this report is a letter from the Chairman to shareholders. Attached as an appendix to the letter is the Notice convening the meeting which includes five items of special business. The letter includes an explanation of all the resolutions to be proposed at the AGM.

Share Capital
The Company issued 3,605,986 ordinary shares during the year, all on the exercise of employee share options. The total value of ordinary shares issued at the issue price for cash was £10,911,764. Offers made under the Group's executive share option scheme and the UK sharesave scheme during the year together resulted in the grant of 706 options to individuals to buy 6,370,996 shares. More information about the Company's share capital and options granted under the schemes is given on page 92.

Details of shares purchased by the Tate & Lyle Employee Benefit Trust to satisfy options granted under the Group's long-term incentive plans are given in the Directors' Remuneration Report on page 56.

Details of substantial interests in Tate & Lyle as at 1 June 2005 are given on page 93. Apart from these holdings, the directors have not been notified of any material interest of 3% or more or any non-material interest of 10% or more of the issued voting capital of the Company.

The Company was given authority at the 2004 AGM to make market purchases of up to 48,300,520 of its own ordinary shares. This authority will expire at the 2005 AGM and approval will be sought from shareholders at that meeting for a similar authority to be given for a further year. The Company has not acquired any of its own shares during the year.

Directors
The current members of the Board, together with biographical details of each director, are set out on page 38.

Kai Nargolwala was appointed as a non-executive director from 1 December 2004 and Dr Barry Zoumas was appointed as a non-executive director from 1 May 2005.

Four non-executive directors retired from the Board during the year. Keith Hopkins and Mary Jo Jacobi both retired on 29 July 2004 and Larry Pillard retired on 31 December 2004. David Fish stepped down from the Board on 30 September 2004 due to the pressure of other commitments.

Retirement and Re-election of Directors
In accordance with its Articles of Association, one-third (or the nearest whole number below one-third) of the directors of Tate & Lyle PLC are required to retire at each AGM, together with directors appointed by the Board since the previous AGM. In addition, under the Combined Code on Corporate Governance, directors are required to submit themselves for re-election by shareholders every three years.

The directors retiring by rotation at the 2005 AGM and offering themselves for re-election are Sir David Lees and Simon Gifford. Allen Yurko will also be retiring by rotation at the 2005 AGM but will not be offering himself for re-election. In addition, Kai Nargolwala and Dr Barry Zoumas, who were appointed as directors since the last AGM, will be retiring and offering themselves for re-election.

Simon Gifford, an executive director, is employed under a service contract, the details of which are set out on page 50. Sir David Lees, Kai Nargolwala and Dr Barry Zoumas do not have service contracts.

At no time during the year has any director had any material interest in a contract with the Group, being a contract of significance in relation to the Group's business.

A statement of directors' interests in shares of the Company is given on page 56.

Corporate Governance
The report on Corporate Governance is on pages 42 to 46. The Directors' Remuneration Report is on pages 47 to 56.

Research and Development
The Group spent £19 million (2004 – £17 million) on research and development during the year.

Employment
The average number of employees in the Group during the year is given in note 6 on page 71.

Group companies operate within a framework of human resources policies, practices and regulations appropriate to their own market sector and country of operation. Policies and procedures for recruitment, training and career development promote equality of opportunity regardless of gender, sexual orientation, age, marital status, disability, race, religion or other beliefs and ethnic or national origin. The aim is to encourage a culture in which all employees have the opportunity to develop as fully as possible in accordance with their individual abilities and the needs of the Group.

The Group is committed to effective communication with employees, including information on its performance and business environment. It follows appropriate consultation procedures and has an established European Forum. Training is concentrated on multi-skilling to encourage flexibility in working practices. The Group runs a series of international management programmes to develop management skills and create valuable opportunities for the cross-fertilisation of management ideas across the Group.

Donations
Worldwide charitable donations during the year totalled £778,000 (2004 – £607,000), of which £317,000 (2004 – £297,000) was donated in the UK. More details of the Group's involvement in the community can be found in the Corporate Social Responsibility report on pages 28 to 37.

During the year, in line with the Group's policy, no political donations were made in the European Union (EU). Outside the EU, the Group's US Food & Industrial Ingredients business (formerly known as Staley), made contributions during the year totalling US$29,000 (£16,000) (2004 – US$8,000; £5,000) to state and national political party committees and to the campaign committees of state candidates affiliated to the major parties. Contributions were only made where allowed by state and federal law. The total includes US$12,000 (£7,000) (2004 – US$5,000; £3,000) contributed by the Staley Political Action Committee (PAC). The PAC is funded entirely by employees. Employee contributions are entirely voluntary and no pressure is placed on employees to participate. No funds are provided to the PAC by the Group's US business but under US law, an employee-funded PAC must bear the name of the employing company.

Payment to Suppliers
It is the Group's policy that UK operating companies should follow the CBI Prompt Payers' Code. The Code requires the Company to agree the terms of payment with its suppliers, to ensure its suppliers are aware of those terms and to abide by them. It is the Group's policy also to apply the requirements of the Code to wholly owned companies around the world, wherever possible.

Tate & Lyle PLC is a holding company and had no amounts owing to trade creditors at 31 March 2005.

The Group's creditor days outstanding at 31 March 2005 were 33 days (2004 – 38 days).

Directors' Responsibilities for the Accounts
The directors have a specific responsibility for reporting to shareholders and for the assets of the Group. The directors are required by the Companies Act 1985 to present for each period financial statements which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the accounting period and of the profit or loss for that period. In preparing the financial statements, suitable accounting policies, framed by reference to reasonable and prudent judgements and estimates, have to be used and applied consistently. Applicable accounting standards have been followed and the accounts have been prepared on a going concern basis. The directors are responsible for the Group's system of internal financial control, for ensuring that arrangements are made for the maintenance of adequate accounting records, for safeguarding the assets of the Group, and for ensuring that steps are taken with a view to preventing and detecting fraud and other irregularities.

Auditors
The auditors, PricewaterhouseCoopers LLP, have signified their willingness to continue in office and a resolution re-appointing them as auditors will be proposed at the 2005 AGM.

On behalf of the Board
Robert Gibber
Company Secretary
1 June 2005

Tate & Lyle is committed to high standards of corporate governance, business integrity and professionalism in the way it conducts its activities.

In accordance with the Listing Rules of the UK Listing Authority, the Company is required to state whether it has complied with the provisions set out in Section 1 of the Combined Code on Corporate Governance issued by the Financial Reporting Council in July 2003 (the Code) and, where the provisions have not been complied with, to provide an explanation. The Company is also required to explain how it has applied the principles set out in the Code.

The paragraphs below, together with the Directors' Remuneration Report on pages 47 to 56, provide details of how the Company applies the principles and complies with the provisions of the Code.

Compliance with the Combined Code
Throughout the year ended 31 March 2005, the Company was in compliance with the provisions and applied the principles of the Code except as follows:

- As a consequence of changes to the composition of the Board described in the Directors' Report on page 40, from the date of the Annual General Meeting (AGM) on 29 July 2004 to the end of the financial year, at least half the Board, excluding the Chairman, did not consist of independent non-executive directors. Following the appointment of Dr Barry Zoumas as an independent non-executive director from 1 May 2005, the Board's composition has been in compliance with the Code.
- As a consequence of changes to the composition of the Board described in the Directors' Report on page 40, from the date of the AGM on 29 July 2004 to 31 December 2004, a majority of the members of the Nominations Committee were not independent non-executive directors.
- Whilst by the end of the financial year, the notice periods of the service contracts of all executive directors were set at 52 weeks, and accordingly in compliance with the Code, during the year the service contracts of two executive directors did not have notice periods set at one year or less. As stated in last year's Annual Report, the notice period of two executive directors' contracts, which at 31 March 2004 was 104 weeks, reduced progressively during the year so that by 31 March 2005 the notice period for both contracts was 52 weeks. Further information about executive directors' service contracts can be found on page 50.

At the date of this Annual Report, the Board considers that the Company is in compliance with the applicable provisions of the Code.

Board of Directors
The Board is collectively responsible for promoting the success of the Company and for providing entrepreneurial leadership within a framework of prudent and effective controls that enable risk to be assessed and managed. It sets the Company's strategic aims and ensures that necessary financial and human resources are in place to enable these objectives to be met and undertakes reviews of management performance. In addition, the Board sets the Company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

The Board has a formal schedule of matters reserved to it for its decision. This schedule, which is reviewed annually, includes approval of:

- Group strategy;
- annual budget and operating plans;
- major capital expenditure, acquisitions or divestments;
- annual and interim financial results;
- safety and environmental policies;
- appointments to the Board and as Company Secretary;
- senior management structure, responsibilities and succession plans;
- treasury policies;
- system of internal control and risk management; and
- dividend policy.

Other specific responsibilities are delegated to Board Committees which operate within clearly defined terms of reference. Details of the responsibilities delegated to the Board Committees are given on pages 43 to 45.

The Board meets at least eight times each year. Two meetings take place at an operating subsidiary or joint venture company. Board meetings are structured to allow open discussion and all directors participate in discussing the strategy, trading and financial performance and risk management of the Company. All substantive agenda items have comprehensive briefing papers which are circulated five days before the meeting. Members of executive management attend Board meetings and make presentations to the Board on a regular basis.

The Company Secretary is responsible for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. All directors have access to the advice and services of the Company Secretary whose appointment or removal is a matter for the Board as a whole. In addition, there is a formal procedure in place whereby, in the furtherance of their duties, directors can obtain independent professional advice, if necessary, at the Company's expense.

The Company maintains appropriate insurance cover in respect of legal proceedings and other claims against its directors.

The attendance of individual directors at Board meetings held during the year which they were eligible to attend is shown in the table below.

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	8/8
Iain Ferguson	8/8
David Fish (until 30 September 2004)	2/3
Simon Gifford	8/8
Evert Henkes	8/8
Keith Hopkins (until 29 July 2004)	2/2
Mary Jo Jacobi (until 29 July 2004)	2/2
Stanley Musesengwa	8/8
Kai Nargolwala (from 1 December 2004)	4/4
Larry Pillard (until 31 December 2004)	5/5
Carole Piwnica	8/8
Stuart Strathdee	8/8
Allen Yurko	8/8

Chairman and Chief Executive
The roles of the Chairman and Chief Executive are separated and their responsibilities are clearly established, set out in writing and agreed by the Board. The Chairman is responsible for the leadership and workings of the Board and ensuring its effectiveness, and the Chief Executive for the running of the business and the implementation of Board strategy and policy.

The other significant current commitments of the Chairman, Sir David Lees, are set out in his biography on page 38. He retired as Chairman of GKN plc in May 2004 and the Board is satisfied that his remaining commitments do not unduly restrict him from carrying out his duties effectively.

Board balance and independence
The Board currently comprises the Chairman, who has no executive responsibilities, four executive directors and six non-executive directors.

With the exception of the Chairman, who is presumed under the Code not to be independent, the Board considers all the non-executive directors to be independent other than Carole Piwnica who is a former Chairman of Amylum Europe N.V. and is paid by the Group for consultancy services which she performs in addition to her duties as a non-executive director. Details of the terms of her consultancy agreement are given in the Directors' Remuneration Report on page 51.

In terms of the Code, at the date of this Annual Report, the Board currently comprises five independent directors, five non-independent directors (including the four executive directors) and the Chairman.

Richard Delbridge is the Senior Independent Director and is available to shareholders if they have any issues or concerns.

The non-executive directors have a wide

range of skills and knowledge and combine broad business and commercial experience with independent and objective judgement. The names and biographical details of the current directors are given on page 38.

The Board is aware of the other commitments of its non-executive directors and is satisfied that these do not conflict with their duties as directors of the Company. Changes to the commitments of the non-executive directors are reported to the Board.

The terms and conditions of appointment of the non-executive directors are available for inspection at the Company's registered office and will be available for inspection at the AGM.

Re-election of directors

The Company's Articles of Association require the re-election of one-third of the Board (or the nearest whole number below one-third) at each AGM. All directors are subject to re-election at least once every three years. Any directors appointed by the Board since the last AGM must stand for re-election at the next AGM. Any non-executive directors who have served for more than nine years will be subject to annual re-election.

The names of the directors retiring and standing for re-election at the 2005 AGM are set out on page 40. Further details are given in the letter from the Chairman to shareholders in relation to the 2005 AGM.

Information, induction and professional development

The Chairman, with the assistance of the Company Secretary, is responsible for ensuring that the directors receive accurate, timely and clear information on all relevant matters.

On appointment to the Board, directors receive a comprehensive induction programme which includes site visits and meetings with senior management across the businesses and Group functions. New directors also receive a pack of background reading about the Group and details of Board procedures and other governance-related matters. Major shareholders have been offered the opportunity to meet new non-executive directors as part of their induction programme.

Training and updates on particular issues are arranged for directors, as appropriate, on an ongoing basis taking into account their individual qualifications and experience. The Company Secretary also helps directors to undertake any other professional development they consider necessary or desirable to assist them in carrying out their duties as directors or as members of the relevant Board Committees. During the year, this included attendance by directors at external training sessions and seminars run by independent organisations on accounting and governance-related matters.

Performance evaluation

During the year, the Board carried out an evaluation of the effectiveness of the Board and its Committees. As in previous years, this was an internal exercise led by the Chairman.

The 2005 evaluation was the second stage in a two-year process agreed by the Board in 2004 to ensure that the annual evaluation process remains fresh and relevant. The first step of this process, undertaken in 2004, required each director to complete a detailed questionnaire covering a range of issues such as Board and Committee composition, arrangements for and content of meetings, access to information, administrative procedures, induction programmes, director training and visits to operating sites. The results of the evaluation exercise were considered by the Board and recommendations were made and implemented. The recommendations included the introduction of an annual full day meeting in addition to the regular Board meetings devoted to the discussion of the Group's strategy.

The second stage of the process, undertaken in 2005, involved the Chairman holding one-to-one performance evaluation meetings with each individual director and the Company Secretary. A number of assessment areas, both on an individual and a collective basis, were identified by the Chairman in advance of these meetings which were used as the framework for the discussions. The effectiveness of the changes implemented to the Board's processes and procedures following the evaluation in 2004 were one of the areas discussed. The Chairman summarised the main themes and comments arising from the meetings and presented a report to the Board for discussion. The Board concluded that it was operating in an effective manner but identified some areas where further improvements could be made such as to the balance of strategic and operational information provided to the Board.

With regard to the performance of individual directors, following the evaluation process, the Chairman concluded that each director continues to make an effective contribution to the work of the Board, is well prepared and informed concerning items to be considered by the Board, has a good understanding of the Company's businesses and their commitment to the role remains strong (evidenced by the Board and Committee attendance records set out in this report).

During the year, the non-executive directors met together without the Chairman present, under the chairmanship of the Senior Independent Director, to appraise the Chairman's performance (the Senior Independent Director having first sought the views of the executive directors). In addition, the Chairman held a private meeting with the non-executive directors to appraise the Chief Executive's performance and to address any other matters the non-executive directors wished to raise. The outcome of both appraisals were highly positive.

The Audit, Nominations and Remuneration Committees each also held an evaluation of their work and effectiveness during the year, the results of which were reported to the Board by the respective Committee Chairmen. The reviews concluded that each Committee was operating in an effective manner.

Shareholder communications

The Chief Executive, Group Finance Director and Head of Investor Relations, with the support of the Chairman, maintain a regular programme of visits and presentations to major institutional shareholders. A report of these discussions and meetings is provided to the Board each time it meets. In addition, all directors receive copies of reports issued by analysts and brokers on the Company. During the year, the Board received a briefing from the Company's broker on investor perceptions of Tate & Lyle.

The Senior Independent Director and the non-executive directors are encouraged to attend presentations to analysts and shareholders, and in particular the presentations that take place on the publication of the Company's interim and annual results.

The Chairman provides feedback to the Board on any matters raised with him by major shareholders.

Some 250 shareholders normally attend the AGM and are invited to ask questions and meet informally with the directors after the formal proceedings have ended. The level of proxy votes lodged for and against each resolution, together with the level of abstentions, are announced at the AGM following each vote on a show of hands.

The Company aims to present a balanced and understandable assessment in all its reports to the public and to regulators. Key announcements, financial reports and other information about the Group can be found on the Company's website at www.tateandlyle.com.

Board Committees

There are four main Board Committees: Chairman's; Nominations; Remuneration; and Audit. The terms of reference of each Committee are reviewed annually by the Board, are available upon request from the Company Secretary and can also be found on the Group's website at www.tateandlyle.com.

The Committees are provided with sufficient resources to undertake their duties through access to the services of the Company Secretariat and, if deemed necessary, can obtain independent professional advice at the Company's expense.

The Company Secretary, Robert Gibber, is Secretary to each Board Committee.

Chairman's Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	8/8
Iain Ferguson	8/8
David Fish (until 30 September 2004)	2/3
Evert Henkes	8/8
Keith Hopkins (until 29 July 2004)	2/2
Mary Jo Jacobi (until 29 July 2004)	2/2
Kai Nargolwala (from 1 December 2004)	4/4
Larry Pillard (until 31 December 2004)	5/5
Carole Piwnica	8/8
Allen Yurko	8/8

Dr Barry Zoumas was appointed as a member of the Committee from 31 May 2005.

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board. The Committee meets before each Board meeting, as required, and provides an opportunity for the Chairman and Chief Executive to brief and obtain the views of the non-executive directors on specific issues.

Nominations Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Sir David Lees, Chairman	8/8
Richard Delbridge	8/8
Iain Ferguson	8/8
David Fish (until 30 September 2004)	2/3
Evert Henkes	8/8
Keith Hopkins (until 29 July 2004)	2/2
Mary Jo Jacobi (until 29 July 2004)	2/2
Kai Nargolwala (from 1 December 2004)	4/4
Larry Pillard (until 31 December 2004)	5/5
Carole Piwnica	8/8
Allen Yurko	8/8

Dr Barry Zoumas was appointed as a member of the Committee from 31 May 2005.

The Committee comprises the non-executive directors and the Chief Executive under the chairmanship of the Chairman of the Board (except when the Committee is dealing with the appointment of a successor to the Chairman of the Board when the Senior Independent Director chairs the Committee).

In terms of the Code, at the date of this Annual Report, the Committee comprises a majority of independent non-executive directors. Due to changes in the composition of the Board during the year, however, for five months from 29 July 2004 to 31 December 2004, the Committee's composition was not in compliance with the Code.

The main responsibilities of the Committee are:

- to review the size and composition of the Board including the planning of succession to the Board and the leadership needs of the Group generally;
- to make recommendations to the Board on candidates for appointment as executive and non-executive directors and as Company Secretary, taking into account the balance of the Board and the required blend of skills and experience;
- to make recommendations to the Board on the appropriate processes for the appointment of the Chairman of the Board; and
- to make recommendations to the Board on the nomination of the Senior Independent Director, the re-appointment of non-executive directors upon the expiry of their term of office and the proposed re-election of directors retiring by rotation at the AGM.

During the year and to the date of this Annual Report, two non-executive directors, Kai Nargolwala and Dr Barry Zoumas, were appointed to the Board. In the case of each appointment, the Committee first considered the particular skills, knowledge and experience that would most benefit the Board. External recruitment consultants were engaged who provided the Committee with a shortlist of potential appointees from which candidates were interviewed and then selected for recommendation to the Board for appointment.

Remuneration Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Allen Yurko, Chairman	7/7
Richard Delbridge	7/7
David Fish (until 30 September 2004)	1/2
Evert Henkes	7/7
Keith Hopkins (until 29 July 2004)	1/1
Mary Jo Jacobi (until 29 July 2004)	1/1
Kai Nargolwala (from 1 December 2004)	4/4

Dr Barry Zoumas was appointed as a member of the Committee from 31 May 2005.

The Committee meets as required, usually before each Board meeting. The Committee consists solely of independent non-executive directors.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated.

Additionally, the Committee approves the base salary, long-term incentives and benefits of members of the Group Operational Committee. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The remuneration of the non-executive directors is determined by the Board excluding the non-executive directors.

The Directors' Remuneration Report on pages 47 to 56 provides more information on the Company's executive remuneration policy and practice, and on the working of the Committee.

Audit Committee

The members of the Committee during the year, together with a record of their attendance at meetings which they were eligible to attend, are set out below.

	Meetings attended
Richard Delbridge, Chairman	4/4
David Fish (until 30 September 2004)	2/2
Evert Henkes	4/4
Keith Hopkins (until 29 July 2004)	2/2
Mary Jo Jacobi (until 29 July 2004)	1/2
Kai Nargolwala (from 1 December 2004)	1/1
Allen Yurko	4/4

Dr Barry Zoumas was appointed as a member of the Committee from 31 May 2005.

The Committee consists solely of independent non-executive directors. All the Committee members have extensive management experience in large international organisations and the Chairman, Richard Delbridge, who is a chartered accountant, is a former group finance director of a FTSE 100 company.

The Committee meets four times each year. The Chairman, Chief Executive, Group Finance Director, Head of Internal Audit and other members of the senior management team (as invited by the Committee), together with the external auditors, usually attend meetings. Non-executive directors who are not members of the Committee are also invited to attend meetings to provide advice as necessary. The minutes of each meeting are circulated to all members of the Board. Both the Head of Internal Audit and the external auditors have access to the Chairman of the Committee outside of formal Committee meetings.

The Committee maintains a formal calendar of items which are to be considered at each Committee meeting and within the annual audit cycle to ensure that its work is in line with the requirements of the Combined Code. The main responsibilities of the Committee are:

- to monitor the integrity of the interim and annual financial statements and any formal announcements relating to the Company's financial performance, paying particular

attention to significant reporting judgements contained therein;
- to review the Group's internal financial controls and its internal control and risk management systems;
- to review and monitor the external auditors' independence and objectivity and the effectiveness of the audit process, taking into consideration relevant UK professional and regulatory requirements;
- to make recommendations to the Board, for putting to shareholders for their approval in general meeting, in relation to the appointment, re-appointment and removal of the external auditors and to approve the remuneration and terms of engagement of the external auditors;
- to monitor and review the effectiveness of the Internal Audit function;
- to develop and implement a policy on the engagement of the external auditors to supply non-audit services; and
- to review arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters.

During the year the Audit Committee discharged its responsibilities as set out in its terms of reference by undertaking the following work:

- meeting prior to the Board meeting at which the annual report and financial statements, and the interim report and financial statements were approved. In doing so, the Committee reviewed significant accounting policies, financial reporting issues and judgements and reports from the external auditors;
- reviewing the effectiveness of the external audit process, the external auditors' strategy and plan for the audit, and the qualifications, expertise, resources and independence of the external auditors;
- agreeing the terms of engagement and fee of the external auditors for the audit and recommending to the Board that PricewaterhouseCoopers LLP be proposed to shareholders at the Annual General Meeting for re-appointment as external auditors to the Company;
- reviewing the policy on auditor independence and the provision of non-audit services by the external auditors;
- receiving and considering regular reports from the Head of Internal Audit on the Group's risk management system, findings from internal audit reviews, and the remit, organisation, annual plan and resources of the Internal Audit function;
- undertaking a review of the effectiveness of the Internal Audit function. The Committee's review in 2005 concluded that the Internal Audit function was operating effectively but some areas for further improvement were identified such as in relation to staff recruitment;
- reviewing the Committee's terms of reference and its effectiveness and recommending changes to the Board as a result of this review. The review in 2005 concluded that no recommendations to amend the terms of reference were required and that the Committee was operating in an effective manner. Some suggestions were made in respect of improvements to reports to the Committee and action is being taken to address this matter;
- reviewing the Annual Report disclosure items relevant to the Committee including the going concern statement and the reports on risk management and internal control;
- reviewing the potential impact on the Group's financial statements of significant corporate governance and accounting matters and reviewing the progress towards implementation of International Financial Reporting Standards;
- reviewing the findings of the external auditors, their management letters on accounting procedures and internal financial controls and audit representation letters;
- meeting privately with the external auditors and the Head of Internal Audit;
- reviewing procedures under which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting, financial control or other matters; and
- reviewing an annual report on the Group's system of internal control and its effectiveness and reporting the results of the review to the Board.

During the year, training was also provided to Committee members outside the scheduled meetings on subjects of particular relevance including sessions on taxation and International Financial Reporting Standards and their impact on the Company.

The Committee operates a policy to safeguard the objectivity and independence of the external auditors. This policy sets out certain disclosure requirements by the external auditors to the Committee, restrictions on the employment of the external auditors' former employees, partner rotation and procedures for the approval of non-audit services by the external auditors. During the year, the Committee reviewed the processes which PricewaterhouseCoopers LLP have in place to safeguard their independence and received a letter from them confirming that, in their opinion, they remained independent.

The procedure for the provision of non-audit related services by the external auditors is governed by a schedule appended to the policy on auditor independence. This schedule categorises such services between:

- those services which the external auditors are permitted to provide;
- those services which the external auditors are not permitted to provide; and
- those services which require approval of the Audit Committee before the external auditors can be appointed.

A report is made to the Committee each time it meets setting out the non-audit services provided by the external auditors during the year and the fees charged. Details of the amounts paid to the external auditors for audit, audit-related work and non-audit work is given in note 4 to the financial statements on page 69.

Having undertaken a review of the non-audit related services provided during the year, the Committee is satisfied that they did not prejudice the external auditors' independence.

Executive Committees

The senior management team operates through two executive Committees, the Group Management Committee and the Group Operational Committee.

The Group Management Committee, which is chaired by Iain Ferguson, Chief Executive, oversees the development and execution of the Group's strategy and has overall responsibility for achieving business results. The Committee comprises the four executive directors, the Group Human Resources Director and the Company Secretary (who is also the Group's General Counsel).

The Group Operational Committee, which is chaired by Stanley Musesengwa, Chief Operating Officer, is responsible for all aspects of the day-to-day operations and trading of the Group. In addition to Stanley Musesengwa, this Committee comprises the Heads of the Group's four main businesses and the three Group functional leaders.

The two Committees meet regularly, either in person or by video conference, and at least four times a year both Committees meet together.

Risk Management

The Board of Directors has overall responsibility for the Group's system of internal control and risk management. The schedule of matters reserved to the Board ensures that the directors control, amongst other matters, all significant strategic, financial and organisational issues.

The Group's risk management process, which assists management throughout the Group to identify, assess and mitigate risk, was reviewed during the year. A risk management team has developed, defined and rolled out across the Group an enhanced enterprise-wide risk management and reporting process. The enhanced process, which is designed to deliver competitive advantage for the Group, involves the identification and prioritisation of key risks through facilitated workshops held around the Group. During the year, over 180 employees attended 25 risk workshops held throughout the Group in order to identify risks to the business. The identified risks then cascade up through functional and divisional levels to the Group Operational and Group Management Committees. This culminates in the identification of the Group's key business, financial, operational and compliance risks with associated action plans and controls to mitigate them where possible (and to the extent deemed appropriate taking account of costs and benefits).

Under the process, senior executive management confirms to the Audit Committee at least twice a year that these key risks are being managed appropriately within their operations and controls have been examined and are effective. Responsibility for managing each key risk and the associated mitigating control is allocated to an individual executive within each division. Changes in the status of the key risks and changes to the risk matrix are reported quarterly to executive management and to the Board.

Internal Control

The Board of Directors has overall responsibility for the Group's system of internal control and for reviewing its effectiveness. The Board delegates to executive management the responsibility for designing, operating and monitoring both the system and the maintenance of effective internal control in each of the businesses which comprise the Group. These systems of internal control are designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material errors, losses, fraud or breaches of laws or regulations.

All the material joint ventures which the Group are party to currently follow the Group's formal systems of internal control and their internal control procedures are regularly reviewed by the Group's Internal Audit function.

The systems of internal controls are based on a process of identifying, evaluating and managing risks and include the risk management processes set out above. These accord with the guidance in the Turnbull Report and were in place throughout this year and up to the date of the signing of this Annual Report.

The key risks that might hinder the achievement of the Group's business objectives are managed, controlled and monitored by the processes described below:

- the Group's businesses operate under mandatory written policies and procedural manuals to provide an appropriate control environment. The Group Policies and Procedures set out the Group's commitment to competence, integrity and ethical values. These policies are reviewed by the Board annually and changes are made as appropriate to enhance existing control procedures;
- key strategic risks are addressed through the Group's process of preparation of plans by each operating unit and the compilation of these risks in the Group's operating plan;
- there is a comprehensive annual planning and financial reporting system comparing results with plan and the previous year on a monthly and cumulative basis. This process of planning, budgeting and making short-term forecasts provides early warning of potential financial risks. Revised forecasts for the year are produced at least quarterly. Reports include a monthly cash flow statement projected for 15 months;
- the Chief Executive, Group Finance Director and Chief Operating Officer undertake regular financial and operational reviews of the major operating units within the Group;
- the Chief Executive, Chief Operating Officer and the Group Finance Director submit written reports to each Board meeting which include consideration of changing threats and opportunities within the business. The standard Board review of investments and disposals includes identification of major risks that could affect the outcome of each project, with a sensitivity analysis;
- the Company has defined procedures for the authorisation and project management of capital expenditure and investment, granting of guarantees, trading and hedging of currencies and commodities and use of treasury products; and
- formal annual reports and presentations are received by the Board on certain areas of special risk. These include insurance, treasury management, commodity trading, pensions, safety and environmental issues.

The Audit Committee periodically reviews the effectiveness of the system of internal control through reports from the external auditors and the Internal Audit function. The Internal Audit function follows a planned programme of reviews that are aligned to the risks existing in the Group's businesses. They have the authority to review any relevant aspect of the business.

The Board, with the assistance of the Audit Committee, has conducted an annual assessment of the effectiveness of the systems of risk management and internal control during the financial year and up to the date of this Annual Report. The review, which is coordinated by the Internal Audit function, includes a Group-wide certification that effective internal controls are in place and being operated effectively. The Internal Audit function monitors and selectively checks the results of this exercise, ensuring that the representations made are consistent with the results of the department's work during the year. Where weaknesses have been identified, plans for correcting them are also reported. The results of this exercise are summarised for the Audit Committee and the Board. In the event that any significant losses are incurred during the year as a result of the failure of controls, a detailed analysis would be provided to the Audit Committee and the Board.

Directors' remuneration report

This report has been prepared in accordance with the requirements of Schedule 7A of the Companies Act 1985 (the Act) and the Listing Rules of the UK Listing Authority. PricewaterhouseCoopers LLP have audited the contents of the report to the extent required by the Act (the tabular information on pages 52 to 56).

A resolution to approve this report will be proposed at the Annual General Meeting (AGM) on 28 July 2005.

Remuneration Committee

The Remuneration Committee (the Committee) comprises all the independent non-executive directors of the Company. The current members are: Allen Yurko (Chairman), Richard Delbridge, Evert Henkes, Kai Nargolwala (appointed 1 December 2004) and Dr Barry Zoumas (appointed after the end of the financial year on 31 May 2005).

The Committee met seven times during the year. Individual members' attendance record at meetings during the year is given in the table on page 44. The terms of reference of the Committee, a copy of which can be found on the Company's website at www.tateandlyle.com, are reviewed annually to ensure they meet best practice. The Committee also conducts a review of its work and effectiveness each year and any recommendations from this review are reported to the Board. The 2005 review concluded that the Committee had fulfilled its role and responsibilities appropriately.

The Committee determines the individual remuneration packages of each executive director and other members of the Group Management Committee. This includes base salary, bonus, long-term incentives, benefits, and terms of employment including those upon which their service may be terminated. Additionally, the Committee approves the base salary, long-term incentives and benefits of members of the Group Operational Committee. In consultation with the Chief Executive, the Committee also determines the remuneration of the Chairman.

The Chairman (Sir David Lees), Chief Executive (Iain Ferguson), Group Human Resources Director (Corry Wille) and Company Secretary (Robert Gibber), who acts as Secretary to the Committee, are normally invited to attend meetings, although not when their own remuneration arrangements are discussed. In addition, non-executive directors who are not members of the Committee are invited to attend meetings to provide advice as required (Carole Piwnica and, until 31 December 2004, Larry Pillard).

To ensure that the Group's remuneration practices remain market competitive, the Committee receives advice from independent remuneration consultants. The Committee operates a policy whereby an individual consultant appointed to advise the Committee on the remuneration of executive directors and certain other senior executives shall not also advise general management on the remuneration of any other executives in the Group. In accordance with this policy, the Committee appointed Leslie Moss of Hewitt Bacon & Woodrow Limited (Hewitt) to act as its principal adviser on executive remuneration arrangements and, during the year, this included advice on the design of the proposed Deferred Bonus Share Plan (DBSP). The Committee is also provided with market remuneration data from a survey published by Towers Perrin and has appointed Kepler Associates to provide Total Shareholder Return performance data and ranking information for the Performance Share Plan.

During the year, Hewitt provided the Group with consulting services in relation to retirement and other benefits, and also general compensation advice and payroll administration for the new plant in Singapore. Towers Perrin and Kepler Associates provided no other services to the Group.

Remuneration policy

The Remuneration Committee is responsible for setting the remuneration of the executive directors in accordance with a policy determined by the Committee and agreed with the Board.

The remuneration policy for executive directors and senior executives is to provide remuneration packages which attract, retain and motivate high-calibre individuals to ensure that the Group is managed successfully to the benefit of shareholders. To achieve this, the remuneration package is designed:

- to be competitive and commensurate with other international businesses of similar size, particularly those in the food processing industry;
- to align the interests of executives and shareholders by rewarding the creation of sustained growth in shareholder value;
- to reward above average performance;
- to ensure that performance-related elements form a significant proportion of the total remuneration package; and
- to take into account local country practice.

During the year, together with its independent remuneration adviser, the Committee undertook a review of the Company's executive remuneration arrangements to ensure that they remain appropriate in light of the Company's business needs and strategic objectives, are market competitive and take account of external developments in executive pay. Following this review, the Committee is proposing some changes to the executive remuneration arrangements within the context of the existing remuneration policy. These changes are detailed in the report below.

No change is proposed to the existing base salary policy but some changes are proposed to the structure of the performance-related elements of the reward package. As a result, a greater proportion of the total reward package will be performance-related. Reward levels will remain dependent on stretching corporate performance targets ensuring a continued close alignment between executive reward and enhanced shareholder value.

Remuneration package Composition

The current remuneration package for executive directors consists of base salary, annual bonus, long-term incentives, pensions and other benefits. The Company's policy is to ensure that a significant proportion of the total remuneration package is performance-related, even at target levels. For stretch performance, the proportion of total remuneration that is performance-related is higher, as is the total amount of remuneration payable.

Subject to shareholders' approval of the proposed changes to the executive remuneration arrangements detailed in the report below, in the year ending 31 March 2006, the relative proportions of an executive director's remuneration, when valued at both on-target and stretch performance levels (on the basis of the expected value of the long-term incentives but excluding post-retirement benefits and allowances paid in lieu of pensions), are shown in the charts below.

Composition of remuneration package for executive directors (average) as % of total remuneration



Target performance
49%
51%
Stretch performance
24%
76%
Non performance-related pay
Performance-related pay

Base salary

The Group's policy is for base salaries to take account of the median relative to similar companies and also to reflect job responsibilities and the sustained level of individual performance. The Committee reviews the base salary of each executive director annually.

The most recent annual review of executive directors' base salaries occurred on 1 April 2005. When undertaking this review, the Committee considered external market data supplied by its independent remuneration adviser, individual performance and also the level of pay awards made to other employees and executives throughout the Group. The annual base salaries for each executive director are shown in the table below:

Director	As at 1 April 2005	As at 1 April 2004
Iain Ferguson	£628,000	£590,000
Simon Gifford	£447,000	£422,500
Stanley Musesengwa	£447,000	£422,500
Stuart Strathdee	£305,000	£280,000

Benefits

Benefits comprise principally a company car, or a cash allowance in lieu, health insurance and premiums paid on life assurance policies in relation to pension arrangements. These benefits do not form part of pensionable earnings.

Annual bonus scheme

The Group operates an annual cash bonus scheme for executive directors and senior executives which is determined by reference to the performance of the Group, or appropriate division or subsidiary, primarily against financial objectives. The Group's policy is that annual bonuses payable under the scheme are capped at 100% of base salary or lower, dependent on the executive's responsibilities. There is a threshold level below which no bonus is paid. The Committee reviews the attainment of the financial targets and agrees the bonus payments. Bonuses paid to executive directors do not form part of pensionable earnings.

For the year ended 31 March 2005, the target award level for each executive director was 40% of base salary. The maximum award level was 100% of base salary for the Chief Executive, 80% of base salary for both the Group Finance Director and Chief Operating Officer, and 70% of base salary for the Corporate Development Director.

Following the Committee's review of the Company's executive remuneration arrangements, and based upon the advice of its independent remuneration adviser, the Committee has decided to increase the bonus award levels for executive directors in order to bring them more into line with the market median for similar sized companies. Accordingly, for the year ending 31 March 2006, the bonus award at target for the Chief Executive will increase to 50% of base salary. For the other three executive directors, the target award will increase to 45% of base salary and the maximum award will increase to 90% of base salary. The Chief Executive's maximum bonus will remain capped at 100% of base salary in accordance with the Company's policy.

The performance criteria for the annual bonus scheme are set by the Committee at the beginning of each financial year. For the year ended 31 March 2005, the performance criteria consisted of a target award payable on the achievement of a predetermined level of Group profit before tax, exceptional items and amortisation (PBTEA), and a maximum award payable for the achievement of a PBTEA level significantly in excess of target performance. The level of PBTEA for target performance set by the Committee at the beginning of the financial year was in line with the market's expectations at that time (as provided by brokers' forecasts). The actual PBTEA achieved by the Group for the year ended 31 March 2005 was 12% above the previous year and significantly exceeded the predetermined level of target performance, reflecting in particular the exceptional growth of the SPLENDA® Sucralose ingredients business of which the Group took control at the beginning of the financial year. As a result, each executive director received the maximum bonus payable under the scheme as set out in the table on page 52.

Subject to approval of the proposed DBSP by shareholders at the AGM on 28 July 2005, executive directors will have the opportunity to invest through the DBSP up to 50% of their cash bonus for the year ended 31 March 2005 in Tate & Lyle shares. A summary of the proposed DBSP can be found on page 49.

Current long-term incentive arrangements

The Committee believes that performance-based long-term incentive plans (LTIPs) provide executive directors and senior executives with long-term rewards that closely align with shareholders' interests and are an important component of the overall executive remuneration package.

The Company currently operates two LTIPs being the Tate & Lyle 2003 Performance Share Plan and the 2000 Executive Share Option Scheme. The Remuneration Committee is responsible for the operation of both the LTIPs. When considering the level of awards to be made under the LTIPs, the Remuneration Committee takes into account the value of any combined award and would not expect to make a maximum award under both plans in any one year except in special circumstances. In the year ended 31 March 2005, no individual director received a maximum award under both LTIPs.

(i) 2003 Performance Share Plan

Shareholders approved the Tate & Lyle 2003 Performance Share Plan (PSP) at the AGM in July 2003. Executive directors and other selected senior executives are eligible to participate in the PSP at the discretion of the Committee. Participants are awarded annually a conditional right to receive a number of Tate & Lyle PLC ordinary shares in value up to a maximum of 100% of base salary and calculated by reference to the average of the daily closing prices of Tate & Lyle PLC ordinary shares during the six months preceding the beginning of the measurement period. The number of shares that a participant receives depends on the Group's performance during the measurement period which is the three years commencing on 1 April in the year of the award.

Performance is measured by comparing the Total Shareholder Return, or TSR (share price growth plus reinvested dividends), from Tate & Lyle PLC relative to a comparator group of companies. For awards made in 2003 and 2004, the comparator group consisted of the FTSE 100 Index at the start of the measurement period excluding companies in the telecommunications, media, technology and financial services sectors. The Committee chose relative TSR for the PSP as it closely aligns executives' and shareholders' interests and is an objective measure of the value created for shareholders.

If, at the end of the measurement period, Tate & Lyle ranks in the upper quartile of the comparator group, participants in the Plan will receive all of the shares conditionally awarded to them. If the ranking is at the median level, 25% of the shares will be received. No shares will be received for below median performance. For intermediate rankings between upper quartile and median, participants will receive a proportionate number of shares reducing on a straight-line basis. This vesting scale is illustrated in the graph below.

PSP vesting schedule


Award as % of maximum
100%
25%
Median
75th
Tate & Lyle relative TSR performance

Irrespective of Tate & Lyle's TSR, before any shares become eligible for release the Committee must be satisfied that this is justified by the underlying financial performance of the Group over the measurement period.

At the end of the three-year measurement

period the conditional award is converted into a deferred right to acquire the appropriate number of shares which will not be released to the participant for one further year other than in the specific circumstances set out in the rules of the PSP or in the applicable performance condition.

The Committee reviews the continued validity of the comparator group annually. Following its latest review, with assistance of its independent remuneration adviser, the Committee is proposing to use a different comparator group for awards in 2005. The new comparator group will consist of companies at positions 50 to 130 of the FTSE Index at the start of the measurement period. The Committee considers this to be a more appropriate comparator group for Tate & Lyle given the Company's position in the FTSE 100, the wide range of market capitalisation between the lower and upper ends of the FTSE 100 Index, and the fact that the Company is expected to remain within the proposed peer group for the foreseeable future.

(ii) 2000 Executive Share Option Scheme

Shareholders approved the discretionary Executive Share Option Scheme (2000 Scheme) in July 2000. Under the 2000 Scheme, executive directors and other senior executives and employees may be granted options over the Company's ordinary shares at the discretion of the Committee. Grants of options, which are made annually, do not normally exceed 200% of base salary for the Chief Executive and 150% of base salary for executive directors. During the year, options granted to the executive directors were below these limits. The size of option grants is based on individual performance and also the potential impact of the individual on the longer-term business results.

Earnings per share (EPS) performance criteria need to be met before options can be exercised. EPS is used as the Committee considered it to be an appropriate measure of the Group's underlying financial performance. The performance condition attached to the exercise of options is scaled such that, if over the first three consecutive years, the growth in the Company's normalised EPS has exceeded the growth in the UK Retail Price Index excluding mortgage interest payments (RPIX) by an average of:

- at least 3% per year (9.3% over three years), then 50% of options granted may be exercised;
- at least 4% per year (12.5% over three years), then 100% of options granted may be exercised.

There is no straight-line apportionment between the two fixed vesting points.

In accordance with current best practice, options granted under the 2000 Scheme since June 2004 have no rolling re-test and, accordingly, if they do not meet the performance condition at the end of the three-year performance period they will lapse. Options granted prior to June 2004 which do not meet the performance condition in the third year may be exercised in subsequent years (up to ten years after the date the options were granted) but only if the appropriate compound performance condition is met.

The achievement or otherwise of the performance condition is assessed by the Committee. The EPS calculation in respect of the performance condition is also reviewed by the Company's external auditors.

The Committee will ensure that, during the transition to International Financial Reporting Standards, the determination of EPS figures needed to carry out the calculation for the performance condition will be calculated on a fair and consistent basis and will be reviewed by the Company's external auditors.

Proposed changes to the long-term incentive arrangements

Following a review of the Company's executive remuneration arrangements undertaken during the year, the Committee is proposing to make some changes to the structure of the long-term incentive elements of the executive remuneration package. These changes are designed to make the remuneration package more effective, promote executive share ownership, aid executive retention and better align the interests of executives and shareholders by making a greater proportion of the remuneration package dependent on the success of management in delivering superior shareholder returns.

The Committee continues to support the operation of the PSP and the use of relative TSR as a performance measure which it considers to be the most objective measure of the value created for shareholders. The Committee, however, has become concerned about the efficiency and effectiveness of share options granted under the 2000 Scheme. The value of share options to an individual, assuming the performance conditions are met, is wholly dependent on the movement of the stock market and can generate a wide range of rewards with variable retention or motivational value. For this reason, the Committee is proposing to make the following changes to the structure of the long-term incentive arrangements:

- to suspend granting options under the 2000 Scheme. The Committee will retain the discretion to make option grants in the future in exceptional circumstances, for example in hiring packages. There is no current intention, however, to make use of this discretionary power;
- to increase the maximum annual award limit under the PSP from 100% of base salary to 175% of base salary. This will enable the overall value of annual long-term incentive awards to be maintained through the extension of performance shares to replace share options; and
- to introduce a new DBSP (details given below) to promote share ownership and aid retention for selected senior employees.

Shareholders will be invited to approve these changes at the AGM on 28 July 2005. A change will also be proposed to the rules of the PSP to allow dividends to be received on shares which have already vested but are subject to a retention period.

Deferred Bonus Share Plan

Details of the DBSP can be found in appendix 4 attached to the letter from the Chairman of the Company which accompanies this Annual Report. A summary of the main features of the DBSP are:

- Executives will have the opportunity to defer up to 50% of their annual cash bonus and invest the amount deferred in the Company's shares.
- If the shares are held throughout a three-year performance period, and the executive continues to be employed by the Company, matching shares will be awarded on the basis of one matching share for every three shares deferred. The one for three matching element will only give rise to a relatively small number of shares and is considered by the Committee to be an important executive retention incentive.
- Or, if Tate & Lyle's relative TSR during the three-year performance period is between median and upper quartile of the comparator group of companies, one matching share will be awarded for each share deferred.
- Or, if Tate & Lyle's relative TSR during the three-year performance period reaches the upper quartile of the comparator group, two matching shares will be awarded for each share deferred.
- The comparator group against which the Tate & Lyle's relative TSR performance will be measured for the DBSP will be the same as for the PSP, being companies at positions 50 to 130 of the FTSE Index at the start of the performance period.
- There will be no re-testing of the performance target and no apportionment for intermediate rankings in the comparator group between median and upper quartile.
- During the performance period, dividends will be paid on the deferred shares (since the shares in effect already belong to the executive) but not on matching shares.

The Committee will be responsible for the operation of the DBSP and will review the continued appropriateness of the main features of the DBSP annually.

Closed long-term incentive scheme
Prior to the approval of the 2000 Scheme, options were granted under UK and International Executive Share Option Schemes which were approved by shareholders in 1992 (the 1992 Schemes). The exercise of executive share options granted since November 1995 under the 1992 Schemes is subject to the Group achieving an increase in fully diluted EPS of 6% more than the increase in the UK Retail Price Index during any period of three consecutive financial years over the life of the option. Since the approval of the 2000 Scheme, no option grants have been made under the 1992 Schemes which are now closed.

Sharesave Scheme
The Company has a Sharesave Scheme that is open to all employees in the UK including executive directors. No performance conditions are attached to options granted under the scheme as it is an all-employee scheme. Options granted to scheme participants are normally set at a discount of 10% to the market value of the shares at grant.

Pensions
The Company's policy is to provide retirement and other benefits which reflect local market practice at median levels. Retirement benefits, in the form of pension and/or lump sums, are provided through tax-approved schemes where possible covering executives in the country and business sector in which they perform their principal duties.

Simon Gifford and Stuart Strathdee are members of the Tate & Lyle Group Pension Scheme (Group Scheme) and are eligible at age 60 for a pension equal to two-thirds of their basic salary in the highest of their last five completed tax years. The benefit also includes a widow's pension payable on a director's death and a lump sum on death in service. Once in payment to a director or his widow, the pension is increased each year in line with the Retail Price Index (RPI) up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable.

Stanley Musesengwa is also a member of the Group Scheme and is eligible at age 62 for a pension equal to 49.16% of his basic salary in the highest of his last five completed tax years but limited to the UK Inland Revenue Earnings Cap. The benefit also includes a widow's pension payable on his death and a lump sum on death in service. Once in payment to him or his widow, the pension is increased each year in line with the RPI up to a maximum of 5%, with a minimum of 3%. Bonuses are not pensionable.

Iain Ferguson is not a member of the Group Scheme and accordingly accrues no pension benefits. The Group's policy is that, to the extent that executive directors receive salary which is not pensionable on a tax approved basis, they are paid a cash allowance calculated as a percentage of base salary from which they make their own pension arrangements.

Details of the accrued pension benefits for those executive directors who participate in the Group Scheme are given on page 55. Details of allowances paid in lieu of pensions are given in the table on page 52.

The Committee is in the process of reviewing the likely impact on employees, including executive directors, of changes in pension legislation announced by the UK government. This review is still ongoing but it is the Committee's intention to seek solutions which are broadly similar in cost to the Company and which do not provide additional compensation for changes in tax legislation.

External appointments
The Board believes that the Company can benefit from its executive directors holding a non-executive directorship. Such appointments are subject to the approval of the Board and are normally restricted to one for each executive director. Fees may be retained by the executive director concerned. Iain Ferguson is a non-executive director of Sygen International plc and Stuart Strathdee is a non-executive director of James Finlay Limited. They each retain the fees payable for these appointments which are currently £30,000 and £15,000 per annum respectively.

Executive shareholding policy
To align the interests of executive directors with those of shareholders, a policy is in place under which executive directors are expected to build and maintain a shareholding in the Company equivalent to one times base salary. Executive directors who have not met their target shareholding are expected to retain a significant proportion of shares acquired through the Company's long-term incentive plans in order to meet their target.

Service Contracts
Policy
Since 1999, the Company's policy has been that contracts for new executive directors should be terminable by the Company on a maximum of one year's notice, except in special circumstances, and by the individual director on up to six months' notice. In the event of early termination of an executive director's contract, the Company's policy is to take legally appropriate mitigation factors into account in determining the amount of compensation payable to an executive director.

Executive directors
Iain Ferguson and Stanley Musesengwa, who were appointed to the Board in 2003, both have contracts which are terminable by the Company on not more than one year's notice and by the individual director on six months' notice. Simon Gifford and Stuart Strathdee, who were appointed to the Board before 1999, each had service contracts at the beginning of the financial year which were terminable by the Company on not less than two years' notice and by the individual director on six months' notice. However, as stated in last year's Annual Report, in accordance with best practice, the notice period of both contracts was reduced progressively after 31 March 2004 so that by 31 March 2005 the notice period was 52 weeks.
No compensation was paid in relation to this reduction.

As regards mitigation, in a case where the Company seeks early termination of the contract (other than where summary dismissal is appropriate), the service contracts for Iain Ferguson and Stanley Musesengwa, both signed in 2003, give the Company the right, but not the obligation, to pay in lieu of notice the salary and contractual benefits which the director would have received during the notice period. Accordingly, the Company may elect to make a reduced payment under those service contracts, or require phased payment, so as to ensure the relevant director fulfils his obligation to mitigate his losses.

In the case of the older contracts of Simon Gifford and Stuart Strathdee, if the Company seeks early termination of the service contract (other than where summary dismissal is appropriate) the Company is contractually obliged to provide compensation to the director equivalent to the value of the salary and contractual benefits which he would have received during the notice period.

The details of the executive directors' service contracts as at 31 March 2005 are given in the table below:

Director	Note	Date of service contract	Unexpired term	Notice period
Iain Ferguson	1	15 April 2003	52 weeks	52 weeks
Simon Gifford	2	26 February 1996	52 weeks	52 weeks
Stanley Musesengwa	1	4 June 2003	52 weeks	52 weeks
Stuart Strathdee	2	1 November 1995	52 weeks	52 weeks

1. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company has the right to pay, in lieu of notice, salary and contractual benefits which he or she would have received during the relevant notice period.
2. In the event of early termination of the director's service contract (other than where summary dismissal is appropriate), the Company is liable to provide compensation to the director equivalent to the value of the salary and contractual benefits which he or she would have received during the relevant notice period.

Former executive director
John Walker retired as an executive director on 2 April 2003. Following his retirement from the Board, he remained an employee of the Company and continued to assist the Group's European sugar businesses until he reached his contractual retirement age of 60 in August 2004. In the period between his leaving the Board and his retirement, he was provided with a company car and health insurance but was not eligible to participate in the annual bonus scheme or the Company's long-term incentive plans. The salary paid to Mr Walker during the year up to the date of his retirement was £79,167.

Chairman and non-executive directors
Chairman
Sir David Lees was appointed non-executive Chairman on 1 October 1998 for an initial period of three years. This appointment was extended by the Board upon the recommendation of the Nominations Committee until 30 September 2002, and continues thereafter terminable by the Company or Sir David on not less than one year's notice. His fees, which are reviewed annually, are determined by the Remuneration Committee in consultation with the Chief Executive. Following the most recent review on 1 October 2004, the Remuneration Committee approved an increase in the Chairman's fee to £272,500 (2004 – £255,000).

Non-executive directors
The Company's policy is that the fees of non-executive directors, which are determined by the Board, are set at a level which will attract individuals with the necessary experience and ability to make a substantial contribution to the Group's affairs. The fees paid are commensurate with those paid by other UK listed companies.

The non-executive directors do not participate in the Group's incentive or pension schemes, nor do they receive other benefits except as described below.

Larry Pillard, who retired as a non-executive director on 31 December 2004, was in receipt of a pension from the Tate & Lyle North America retirement plan following his retirement from executive service on 31 December 2002 having elected to draw his pension early in accordance with the terms of the plan's rules.

The non-executive directors do not have service contracts or notice periods, but under the terms of their appointment they are usually expected to serve on the Board for between three and nine years, with a review every three years, subject to their election and re-election by shareholders in general meeting. Non-executive directors have no right to compensation on the early termination of their appointment.

The fees received by the non-executive directors are determined by the Board. During the year, the basic fee for serving as a non-executive director was £38,000 per annum and for serving as the Senior Independent Director was £45,000 per annum.

Additional fees are paid to the Chairmen of the Audit and Remuneration Committees to reflect the extra responsibilities attached to these positions which, during the year, were £6,500 per annum and £4,250 per annum respectively.

Following a review by the Board, on 1 April 2005, the basic fee was increased for a non-executive director to £41,000 per annum and for the Senior Independent Director to £47,500 per annum. Also, the additional fee paid to the Chairman of the Audit Committee was increased to £10,000 per annum and to the Chairman of the Remuneration Committee to £5,500 per annum.

As referred to on page 42, Carole Piwnica has a consultancy agreement with the Group which was entered into on 14 August 2000. This agreement was for an initial three-year period and thereafter until terminated by either party giving not less than 12 months' written notice. In recognition of her consultancy services, she holds the position of 'Non-Executive Vice-Chairman, Government Affairs' for Tate & Lyle and is paid a fee of €321,000 (£218,894) per annum.

On the recommendation of the Nominations Committee, and following a rigorous performance review, the Board decided to extend the term of appointment of Carole Piwnica until the 2006 AGM.

TSR Performance Graph
The graph below, as required under Schedule 7A of the Act, illustrates the cumulative total shareholder return performance (share price growth plus reinvested dividends) of Tate & Lyle PLC against a 'broad equity market index' over the past five years. The FTSE 100 Index is considered to be the most appropriate benchmark for this purpose as the Company is currently a constituent of this Index and during the relevant period it has remained in or just outside the UK's top 100 companies by market capitalisation. The graph shows the TSR for the FTSE 100 Index and Tate & Lyle since 31 March 2000.

Tate & Lyle 5-year Cumulative Total Shareholder return


250%
200%
150%
100%
50%
0%
-50%
Tate & Lyle PLC
FTSE 100
March
01
02
03
04
05

Source: Bloomberg

Directors' emoluments

The following table shows the emoluments of the directors of Tate & Lyle PLC for the year ended 31 March 2005.

	Salary and fees £000	Benefits[1] £000	Payment in lieu of pension[2] £000	Annual bonus £000	Total year to 31 March 2005 £000	Total year to 31 March 2004[3] £000
Chairman						
Sir David Lees	**264**	**19**	–	–	**283**	263
Executive directors						
Iain Ferguson	**590**	**18**	**236**	**590**	**1 434**	933
Simon Gifford	**423**	**13**	–	**338**	**774**	621
Stanley Musesengwa	**423**	**15**	**160**	**338**	**936**	713
Stuart Strathdee	**280**	**10**	–	**196**	**486**	374
Non-executive directors						
Richard Delbridge	**52**	–	–	–	**52**	40
Evert Henkes	**38**	–	–	–	**38**	12
Kai Nargolwala[4]	**13**	–	–	–	**13**	–
Carole Piwnica[5]	**257**	–	–	–	**257**	233
Allen Yurko	**42**	–	–	–	**42**	38
Former non-executive directors						
David Fish[6]	**19**	–	–	–	**19**	12
Keith Hopkins[7]	**13**	–	–	–	**13**	35
Mary Jo Jacobi[7]	**13**	–	–	–	**13**	34
Larry Pillard[8]	**29**	–	–	–	**29**	35
Directors who retired before 31 March 2004	–	–	–	–	–	2
Totals	**2 456**	**75**	**396**	**1 462**	**4 389**	3 345

1. Benefits include the provision of a car (or cash allowance in lieu), health insurance and premiums paid on life assurance policies (where not provided by pension benefit plans). Benefits for the Chairman include, for part of the year, the use of a car, the running and associated costs of which were borne partially by the Company.
2. Payments made to Iain Ferguson and Stanley Musesengwa in lieu of pension, calculated as a percentage of base salary, from which they make their own pension arrangements. Further details are set out in the section on Directors' Pension Provision on page 55.
3. The total remuneration figures for the year to 31 March 2004 of Iain Ferguson and Stanley Musesengwa have been restated to include payments made in lieu of pension during that year of £201,666 and £145,083 respectively (reported in the section on Directors' Pension Provision in last year's Annual Report).
4. Kai Nargolwala was appointed to the Board from 1 December 2004.
5. Carole Piwnica's total salary is made up of her fee of £38,000 (2004 – £36,922) for serving as a non-executive director of Tate & Lyle, and €321,000 (2005 – £218,894) (2004 – €282,750; £196,545) paid to her under her consultancy agreement with the Group, the details of which are given on page 51.
6. David Fish stepped down from the Board on 30 September 2004.
7. Keith Hopkins and Mary Jo Jacobi retired from the Board on 29 July 2004.
8. Larry Pillard retired from the Board on 31 December 2004.

No remuneration was paid to former directors in the year to 31 March 2005 other than to John Walker who retired from the Board on 2 April 2003 but remained an employee of the Group until 30 August 2004 (details of his remuneration are given on page 51).

Directors' long-term incentives

i) Performance Share Plan

The table below shows the awards over Tate & Lyle PLC ordinary shares made to, and held by, directors during the year under the Performance Share Plan (PSP). The PSP was approved by shareholders at the AGM in July 2003. The awards shown in the table below are less than three years old and, accordingly, no directors currently hold any deferred rights over Tate & Lyle PLC ordinary shares under the PSP. No shares vested, lapsed or were released during the year.

Director	Shares held at 1 April 2004	Shares awarded	Shares held at 31 March 2005	Performance period	Earliest exercise date	Latest exercise date
Iain Ferguson	175 159	–	175 159	01.04.03 – 31.03.06	01.04.07	31.03.13
	–	192 401	192 401	01.04.04 – 31.03.07	01.04.08	31.03.14
	175 159	192 401	367 560			
Simon Gifford	96 736	–	96 736	01.04.03 – 31.03.06	01.04.07	31.03.13
	–	137 779	137 779	01.04.04 – 31.03.07	01.04.08	31.03.14
	96 736	137 779	234 515			
Stanley Musesengwa	95 541	–	95 541	01.04.03 – 31.03.06	01.04.07	31.03.13
	–	137 779	137 779	01.04.04 – 31.03.07	01.04.08	31.03.14
	95 541	137 779	233 320			
Stuart Strathdee	59 713	–	59 713	01.04.03 – 31.03.06	01.04.07	31.03.13
	–	91 309	91 309	01.04.04 – 31.03.07	01.04.08	31.03.14
	59 713	91 309	151 022			

The performance condition attached to the awards are described on pages 48 and 49 (TSR relative to a comparator group of companies). Awards take the form of nil cost options. For the awards made during the year, the closing mid-market price on the date of award was 323.5p.

ii) Share Option Schemes

Options over Tate & Lyle PLC ordinary shares of 25p each granted under the 1992 Executive Share Option Scheme, the 2000 Executive Share Option Scheme and the Sharesave Scheme and held by the executive directors as at 1 April 2004 and 31 March 2005 were as follows:

Director	At 1 April 2004	Granted	Lapsed	Exercised	Market price on date of exercise (pence)	At 31 March 2005	Exercise price (pence)	Earliest exercise date	Latest exercise date	Notes
Iain Ferguson	245 718	–	–	–	–	245 718	335.75	18.06.06	17.06.13	6
	–	272 307	–	–	–	272 307	325	18.06.07	17.06.14	6
	6 032	–	–	–	–	6 032	264	01.08.08	31.01.09	7
	251 750	272 307	–	–	–	524 057				
Simon Gifford	4 000	–	–	(4 000)	494	–	425	–	–	1
	13 500	–	–	–	–	13 500	463	04.12.98	03.12.05	2
	20 000	–	–	–	–	20 000	473	30.01.99	29.01.06	2
	30 000	–	–	–	–	30 000	483	29.11.99	28.11.06	2
	46 912	–	–	–	–	46 912	470.50	28.11.00	27.11.07	2
	68 175	–	–	–	–	68 175	336	17.12.01	16.12.08	2
	46 357	–	–	–	–	46 357	428.25	01.12.02	30.11.09	2
	14 945	–	–	–	–	14 945	274	12.06.03	11.06.10	2
	134 378	–	–	–	–	134 378	293.50	05.08.03	04.08.10	3
	139 860	–	–	–	–	139 860	286	15.06.04	14.06.11	4
	152 202	–	–	–	–	152 202	374.50	17.06.05	16.06.12	5
	120 625	–	–	–	–	120 625	335.75	18.06.06	17.06.13	6
	–	130 000	–	–	–	130 000	325	18.06.07	17.06.14	6
	9 271	–	–	–	–	9 271	182	01.03.06	31.08.06	7
	800 225	130 000	–	(4 000)	–	926 225				

ii) **Share Option Schemes** continued

Director	At 1 April 2004	Granted	Lapsed	Exercised	*Market price on date of exercise (pence)*	At 31 March 2005	*Exercise* price (pence)	Earliest exercise date	Latest exercise date	Notes
Stanley Musesengwa	5 000	–	(5 000)	–	–	–	438	–	–	1
	13 000	–	–	(13 000)	463	–	425	–	–	1
	15 000	–	–	–	–	15 000	463	04.12.98	03.12.05	2
	7 500	–	–	–	–	7 500	483	29.11.99	28.11.06	2
	3 460	–	–	–	–	3 460	470.50	28.11.00	27.11.07	2
	26 785	–	–	(26 785)	463	–	336	–	–	2
	21 454	–	–	–	–	21 454	428.25	01.12.02	30.11.09	2
	70 437	–	–	(70 437)	463	–	274	–	–	2
	71 678	–	–	(71 678)	495.50	–	286	–	–	4
	88 117	–	–	–	–	88 117	374.50	17.06.05	16.06.12	5
	119 136	–	–	–	–	119 136	335.75	18.06.06	17.06.13	6
	–	130 000	–	–	–	130 000	325	18.06.07	17.06.14	6
	–	2 310	–	–	–	2 310	410	01.03.08	31.08.08	7
	441 567	132 310	(5 000)	(181 900)	–	386 977				
Stuart Strathdee	20 000	–	–	(20 000)	455	–	425	–	–	1
	40 000	–	–	–	–	40 000	463	04.12.98	03.12.05	2
	10 000	–	–	–	–	10 000	483	29.11.99	28.11.06	2
	4 500	–	–	–	–	4 500	470.50	28.11.00	27.11.07	2
	23 939	–	–	–	–	23 939	336	17.12.01	16.12.08	2
	16 110	–	–	–	–	16 110	428.25	01.12.02	30.11.09	2
	98 126	–	–	–	–	98 126	293.50	05.08.03	04.08.10	3
	89 160	–	–	(89 160)	490.25	–	286	–	–	4
	94 125	–	–	–	–	94 125	374.50	17.06.05	16.06.12	5
	55 845	–	–	–	–	55 845	335.75	18.06.06	17.06.13	6
	–	86 153	–	–	–	86 153	325	18.06.07	17.06.14	6
	625	–	–	–	–	625	304	01.08.05	31.01.06	7
	2 838	–	–	–	–	2 838	260	01.03.07	31.08.07	7
	455 268	86 153	–	(109 160)	–	432 261				

1. Granted under the 1992 Scheme with no performance condition attached.
2. Granted under the 1992 Scheme with an EPS growth performance condition attached (described on page 50). These options are exercisable as the performance condition has been met.
3. Granted in 2000 under the 2000 Scheme with an EPS growth performance condition attached (described on page 49). The performance condition attached to 50% of these options was met following the retest in 2005 (from a fixed base). Accordingly, 50% of these options are now exercisable. The performance condition attached to the remaining 50% of the options has not yet been met and will be retested in 2006 (from a fixed base).
4. Granted in 2001 under the 2000 Scheme with an EPS growth performance condition attached (described on page 49). These options are exercisable as the performance condition has been met.
5. Granted in 2002 under the 2000 Scheme with an EPS growth performance condition attached (described on page 49). These options will be exercisable from 17 June 2005 as the performance condition attached to these options was met on its first test.
6. Granted under the 2000 Scheme with an EPS growth performance condition attached (described on page 49). These options are not exercisable as they are less than three years old.
7. Options held, granted or exercised under the Sharesave Scheme. As the Sharesave Scheme is an all-employee share scheme, no performance conditions are attached.

The aggregate of the theoretical gain made by directors on the exercise of all options during the year was £513,118 (2004 – £4,332). This is calculated by reference to the difference between the closing mid-market price of the shares on the date of the exercise and the exercise price of the options, disregarding whether such shares were sold or retained on exercise, and is stated before tax.

The market price of the Company's ordinary shares at the close of business on 31 March 2005 was 531.50p and the range during the year to 31 March 2005 was 290.25p to 549.50p.

Directors' pension provision

Iain Ferguson is not a member of the Tate & Lyle Group Pension Scheme and accordingly accrues no pension benefit. Stanley Musesengwa is a member of the Tate & Lyle Group Pension Scheme but his pension benefit, as detailed in the table below, only relates to that part of his salary up to the UK Inland Revenue Earnings Cap (£102,000 per annum for the 2004/05 tax year). In accordance with the Company's policy, because they receive salary which is not pensionable on a tax approved basis, Iain Ferguson and Stanley Musesengwa are paid cash allowances in lieu of pension calculated as a percentage of base salary from which they make their own pension arrangements (the amounts paid during the year are given in the table on page 52).

The information below sets out the disclosures required under both the Listing Rules of the UK Listing Authority and Schedule 7A of the Companies Act 1985.

		Defined Benefit Schemes						
Director	Age	Accumulated total accrued pension at year-end[1] £000	Increase in accrued pension during the year[2] £000	Increase in accrued pension during the year (net of inflation)[3] £000	Transfer value of increase in accrued pension (net of inflation)[4] £000	Transfer value of accrued pension at start of year[5] £000	Transfer value of accrued pension at year-end[6] £000	Increase in transfer value for the year[7] £000
Simon Gifford[8]	58	147	12	3	68	4 690	3 034	691
Stanley Musesengwa	52	18	4	3	49	161	260	99
Stuart Strathdee	53	171	24	19	308	1 867	2 730	863

1. The figure shown represents the amount of pension benefits, based on service, pensionable earnings and, where appropriate, transferred pension rights, which would have been preserved for each director had he left service on 31 March 2005.
2. For each director, the figure represents the difference between the total accrued pension at 31 March 2005 and the corresponding pension a year earlier. No allowance is made for inflation.
3. For each director, the figure represents the difference between the accrued pension at 31 March 2005 and the corresponding pension a year earlier. The figures quoted include an adjustment for inflation in accordance with the Listing Rules of the UK Listing Authority.
4. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Faculty and Institute of Actuaries, of the inflation adjusted increase in the total accrued pension for the year.
5. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 1 April 2004.
6. The figures shown represent the transfer value, calculated in accordance with Guidance Note 11 issued by the Institute and Faculty of Actuaries, of the accumulated total accrued pension at 31 March 2005.
7. The figures shown represent the increase in the transfer values from 1 April 2004 to 31 March 2005. In the course of the year the actuarial basis used within the Tate & Lyle Group Pension Scheme for the purpose of determining transfer values in accordance with Guidance Note 11 was amended by the Trustee, generally resulting in an increase in transfer value amounts. The transfer values quoted have been calculated using the actuarial bases which applied at each reporting date. Part of the increase in the transfer values over the year is attributable to the change in actuarial basis.
8. During the year, Mr Gifford's benefits were reduced in accordance with the Pension Sharing (Pension Credit Benefit) Regulations 2000 (the Regulations). This resulted in a reduction in his accrued pension of £135,000 per annum as at the effective date of the pension sharing order of 27 May 2004, with a reduction in the cash equivalent transfer value of £2,347,000, this being the amount paid from the Tate & Lyle Group Pension Scheme (the Scheme) in accordance with the pension sharing order. As a result of the application of the pension debit, in the figures shown in the table above:
   - the accumulated total accrued pension at the year-end is shown after application of the reduction in Mr Gifford's accrued pension in accordance with the Regulations;
   - the increase in accrued pension during the year (gross and net of inflation) and the corresponding transfer value of the increase have been shown before allowing for the reduction made to his pension in accordance with the Regulations;
   - the transfer value of the accrued pension at year-end is calculated by reference to the pension reduced in accordance with the Regulations; and
   - the increase in transfer value for the year includes the amount of the transfer value paid from the Scheme in respect of the pension sharing order.

Directors' interests in Tate & Lyle shares

	Ordinary shares	
	2005	2004
Richard Delbridge	**30 000**	30 000
Iain Ferguson	**5 000**	5 000
Simon Gifford	**76 589**	161 321
Evert Henkes	**–**	–
Sir David Lees	**35 000**	35 000
Stanley Musesengwa	**39 051**	1 000
Kai Nargolwala	**–**	–
Carole Piwnica	**6 612**	6 612
Stuart Strathdee	**73 086**	41 109
Allen Yurko	**5 000**	5 000

All the above interests are beneficially held.

There were no changes in directors' interests in the period from 1 April 2005 to 1 June 2005. No director had interests in any class of shares other than ordinary shares.

The Register of Directors' Interests, which is open to inspection, contains full details of directors' shareholdings and options to subscribe for shares.

Dilution

In order to satisfy options granted under the 1992 Executive Share Option Scheme (which was closed in July 2000) and the UK all-employee Sharesave Scheme, the Company issues new shares. In the ten-year period to 31 March 2005, awards made under the Company's share schemes represented 2.9% of the Company's issued ordinary share capital, leaving an available dilution headroom of 7.1%.

Employee Benefit Trust

The Group has an employee benefit trust which is administered by an independent trustee and which holds ordinary shares in the Company to meet the various obligations under the Group's long-term incentive plans (granted since August 2000). The trust held 11,439,153 ordinary shares as at 1 April 2004 and 11,533,914 ordinary shares at 31 March 2005.

By virtue of their interests in the Group's long-term incentive plans, Iain Ferguson, Simon Gifford, Stanley Musesengwa and Stuart Strathdee, together with all employees, are potential beneficiaries of the trust and therefore are deemed to have a beneficial interest in the shares held in the trust.

On behalf of the Board
Robert Gibber
Company Secretary
1 June 2005

Independent Auditors' Report to the Members of Tate & Lyle PLC

We have audited the financial statements which comprise the primary financial statements such as the profit and loss account, the balance sheet, the statement of cash flows, the statement of total recognised gains and losses, segmental analyses and the related notes on pages 66 to 100 which have been prepared under the historical cost convention (as modified by the revaluation of certain fixed assets) and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report (the auditable part).

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only: the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement, the Chief Executive's Review, the Operating and Financial Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the United Kingdom Listing Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2005 and of the profit and cash flows of the Group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and
Registered Auditors
1 Embankment Place
London WC2N 6RH
1 June 2005

Group profit and loss account

Notes		Year to 31 March 2005 Before exceptional items £ million	Exceptional items £ million	Total £ million	Year to 31 March 2004 £ million
3	**Group sales**	**3 001**	**–**	**3 001**	2 874
3	Share of sales of joint ventures and associates	**341**	**–**	**341**	293
3	Total sales	**3 342**	**–**	**3 342**	3 167
	Group operating profit before amortisation and operating exceptional items	**238**	**–**	**238**	214
	Amortisation	**(13)**	**–**	**(13)**	(8)
5	Operating exceptional items	**–**	**(55)**	**(55)**	–
4	**Group operating profit**	**225**	**(55)**	**170**	206
	Share of operating profits of joint ventures and associates before exceptional items	**38**	**–**	**38**	37
5	Share of operating exceptional items of joint ventures and associates	**–**	**–**	**–**	6
4	**Total operating profit**	**263**	**(55)**	**208**	249
5	Non-operating exceptional items:				
	Exceptional profit/(loss) on sale or termination of businesses	**–**	**12**	**12**	(6)
	Exceptional loss on sale of fixed assets	**–**	**(2)**	**(2)**	–
	Profit before interest	**263**	**(45)**	**218**	243
7	Interest receivable and similar income	**35**	**–**	**35**	27
8	Interest payable and similar charges	**(56)**	**–**	**(56)**	(50)
	Share of net interest payable of joint ventures and associates	**–**	**–**	**–**	(1)
5	Share of joint ventures' and associates' exceptional interest items	**–**	**–**	**–**	5
	Profit before taxation	**242**	**(45)**	**197**	224
9	Taxation			**(53)**	(69)
	Profit after taxation			**144**	155
	Minority interests – equity			**(4)**	(1)
	Profit for the year			**140**	154
10	Dividends paid and proposed – including on non-equity shares			**(92)**	(88)
	Retained profit for the financial year			**48**	66
	Earnings per share				
11	Basic			**29.7p**	32.7p
11	Diluted			**29.4p**	32.6p
	Before amortisation and exceptional items				
	Profit before taxation			**255**	227
11	Diluted earnings per share			**38.0p**	33.9p

There is no material difference between the Group's results as stated above and its results prepared on a historical cost basis.

All results to 31 March 2005 and 31 March 2004 arise from continuing activities.

Balance sheet

Notes		As at 31 March 2005 Group £ million	As at 31 March 2004 Group (restated) £ million	As at 31 March 2005 Tate & Lyle PLC £ million	As at 31 March 2004 Tate & Lyle PLC (restated) £ million
	Fixed assets				
12	Intangible assets	**173**	136	**28**	–
13	Tangible assets	**1 111**	1 062	**2**	–
14	Investments in subsidiary undertakings	**–**	–	**1 837**	2 848
15	Investments in joint ventures:				
	– Share of gross assets	***302***	*290*	**–**	–
	– Share of gross liabilities	***(91)***	*(96)*	**–**	–
		211	194	**–**	–
15	Investments in associates	**2**	3	**–**	–
16	Other fixed asset investments	**16**	19	**–**	–
		1 513	1 414	**1 867**	2 848
	Current assets				
17	Stocks	**288**	273	**–**	–
18	Debtors – due within one year				
	– Subject to financing arrangements:				
	– Debtors	***64***	*60*	**–**	–
	– Less: Non-returnable amounts received	***(45)***	*(46)*	**–**	–
		19	14	**–**	–
	– Other debtors due within one year	**342**	285	**26**	35
18	Debtors – due after more than one year	**60**	38	**17**	3
19	Current asset investments	**296**	112	**–**	–
32	Cash at bank and in hand	**59**	42	**–**	–
		1 064	764	**43**	38
	Creditors – due within one year				
20	Borrowings	**(23)**	(30)	**(68)**	(1 749)
20	Other creditors	**(435)**	(407)	**(113)**	(93)
	Net current assets/(liabilities)	**606**	327	**(138)**	(1 804)
	Total assets less current liabilities	**2 119**	1 741	**1 729**	1 044
	Creditors – due after more than one year				
21	Borrowings, including convertible debt	**(783)**	(512)	**(373)**	(375)
22	Other creditors	**(8)**	(5)	**–**	–
23	Provisions for liabilities and charges	**(281)**	(246)	**(1)**	–
	Total net assets	**1 047**	978	**1 355**	669
	Capital and reserves				
27	Called up share capital	**124**	123	**124**	123
28	Share premium account	**393**	383	**393**	383
28	Revaluation reserve	**37**	37	**–**	–
28	Other reserves	**78**	81	**–**	–
28	Profit and loss account	**386**	327	**838**	163
	Shareholders' funds (including non-equity interests)	**1 018**	951	**1 355**	669
	Minority interests – equity	**29**	27	**–**	–
		1 047	978	**1 355**	669

The financial statements were approved by the Board of Directors on 1 June 2005 and signed on its behalf by:

Sir David Lees, Iain Ferguson, Simon Gifford Directors
Registered No. 76535

The notes on pages 66 to 100 form part of these financial statements.

Group statement of cash flows

Notes		Year to 31 March 2005 £ million	Year to 31 March 2004 (restated) £ million
29	**Net cash inflow from operating activities**	**263**	289
	Dividends received from joint ventures	**23**	8
	Returns on investments and servicing of finance		
	Interest paid	**(40)**	(58)
	Interest received	**20**	23
	Dividends paid to minority interests in subsidiary undertakings	**(1)**	(1)
		(21)	(36)
	Taxation paid	**(74)**	(74)
	Capital expenditure and financial investment		
	Purchase of tangible fixed assets	**(121)**	(118)
	Sale of tangible fixed assets	**4**	2
	Purchase of fixed asset investments	**(1)**	(1)
	Sale of fixed asset investments	**21**	22
		(97)	(95)
	Acquisitions and disposals		
37	Acquisitions of subsidiaries	**(73)**	–
36	Sale of subsidiaries	**–**	39
	Acquisition of joint ventures and associates	**(12)**	(15)
		(85)	24
	Equity dividends paid	**(89)**	(87)
	Net cash (outflow)/inflow before financing and management of liquid resources	**(80)**	29
	Management of liquid resources		
	(Increase)/decrease in current asset investments	**(170)**	21
	Net cash (outflow)/inflow before financing	**(250)**	50
	Financing		
	Issue of shares	**11**	2
	Net purchase of own shares	**(1)**	(10)
	Repayment of borrowings due after one year	**–**	(4)
	New borrowings due after one year	**264**	16
	Decrease in short-term borrowings	**(7)**	(37)
	Net cash inflow/(outflow) from financing	**267**	(33)
31	**Increase in cash in the year**	**17**	17

Net cash outflows before taxation from exceptional items were £30 million (2004 – inflow £63 million) comprising: sale of tangible fixed assets of £4 million (2004 – £2 million); sale of fixed asset investments of £21 million (2004 – £22 million); sale of subsidiaries of £nil million (2004 – £39 million); and settlement of the high fructose corn syrup class action suit in the US of £55 million (2004 – £nil million).

Group statement of total recognised gains and losses and reconciliation of movements in shareholders' funds

Notes		Year to 31 March 2005 £ million	Year to 31 March 2004 (restated) £ million
	Profit for the year		
	– Group	**136**	125
	– Joint ventures and associates	**4**	29
		140	154
	Exchange difference on foreign currency net investments	**8**	(63)
	Taxation on exchange difference on foreign currency net investments	**(1)**	(28)
	Total recognised gains and losses for the year	**147**	63
	– Dividends	**(92)**	(88)
	– Issue of shares	**11**	2
	– Purchase of own shares	**1**	(10)
	Net increase/(reduction) in shareholders' funds	**67**	(33)
	Opening shareholders' funds as previously stated	**989**	1 012
38	Prior period adjustment to reflect own shares deducted from shareholders' funds	**(38)**	(28)
	Opening shareholders' funds as restated	**951**	984
	Closing shareholders' funds	**1 018**	951

Analysis of shareholders' funds

	As at 31 March 2005 Group £ million	As at 31 March 2004 Group (restated) £ million	As at 31 March 2005 Tate & Lyle PLC £ million	As at 31 March 2004 Tate & Lyle PLC (restated) £ million
Non-equity interests				
– 6½% cumulative preference shares	**2**	2	**2**	2
Equity interests	**1 016**	949	**1 353**	667
Shareholders' funds	**1 018**	951	**1 355**	669

Segmental analysis of total sales

By class of business	United Kingdom £ million	Other European countries £ million	Americas £ million	Rest of the World £ million	Total £ million	Year to 31 March 2004 £ million
	Geographical markets supplied – Year to 31 March 2005					
Sweeteners and Starches:						
– Americas	–	–	**1 273**	–	**1 273**	1 219
– Europe	**611**	**838**	–	–	**1 449**	1 336
– Rest of the World	–	–	–	**435**	**435**	412
	611	**838**	**1 273**	**435**	**3 157**	2 967
Animal feed and bulk storage	**38**	**82**	–	**62**	**182**	195
Other businesses and activities	**3**	–	–	–	**3**	5
Total at 31 March 2005	**652**	**920**	**1 273**	**497**	**3 342**	3 167
By region of origin:						
– United Kingdom	**622**	**16**	**5**	**24**	**667**	624
– Other European countries	**1**	**782**	**5**	**11**	**799**	745
– Americas	**1**	**32**	**1 263**	**38**	**1 334**	1 286
– Rest of the World	**28**	**90**	–	**424**	**542**	512
Total at 31 March 2005	**652**	**920**	**1 273**	**497**	**3 342**	3 167
Total at 31 March 2004	618	863	1 221	465	3 167	

Sales analyses in the above tables include only sales to third parties. Inter-segmental sales totalled £100 million (2004 – £120 million).

Included in the above is sales of joint ventures and associates as follows:

Joint ventures and associates	Europe £ million	Americas £ million	Rest of the World £ million	Total £ million	Year to 31 March 2004 £ million
	Geographical markets supplied – Year to 31 March 2005				
By class of business:					
– Americas	–	**124**	–	**124**	123
– Europe	**211**	–	–	**211**	163
– Rest of the World	–	–	**2**	**2**	4
	211	**124**	**2**	**337**	290
Animal feed and bulk storage	**4**	–	–	**4**	3
Total at 31 March 2005	**215**	**124**	**2**	**341**	293
Total at 31 March 2004	166	123	4	293	

Segmental analysis of profit before taxation

By class of business	Year to 31 March 2005 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million	Year to 31 March 2004 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
Sweeteners and starches						
– Americas	**161**	**(39)**	**122**	127	2	129
– Europe[1]	**108**	**(2)**	**106**	111	–	111
– Rest of the World	**13**	**(2)**	**11**	8	–	8
	282	**(43)**	**239**	246	2	248
Animal feed and bulk storage	**7**	**(2)**	**5**	6	(2)	4
Other businesses and activities	**(26)**	**–**	**(26)**	(9)	–	(9)
Total profit before interest	**263**	**(45)**	**218**	243	–	243
Net interest (expense)/income	**(21)**	**–**	**(21)**	(24)	5	(19)
Profit before taxation	**242**	**(45)**	**197**	219	5	224

The above figures include amortisation charged to the activities of the sweeteners and starches business as follows: Americas – £8 million (2004 – £4 million); Europe – £5 million (2004 – £4 million).

By geographical segment	Year to 31 March 2005 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million	Year to 31 March 2004 Before exceptional items £ million	Exceptional items £ million	After exceptional items £ million
United Kingdom	**30**	**(2)**	**28**	45	1	46
Other European countries	**57**	**(2)**	**55**	63	(2)	61
North America	**155**	**(39)**	**116**	118	1	119
Rest of the World	**21**	**(2)**	**19**	17	–	17
Total profit/(loss) before interest	**263**	**(45)**	**218**	243	–	243
Net interest (expense)/income	**(21)**	**–**	**(21)**	(24)	5	(19)
Profit/(loss) before taxation	**242**	**(45)**	**197**	219	5	224

[1] The reform of the EU sugar regime will adversely affect our European businesses in the financial year ending 31 March 2007. We cannot quantify the nature and scale of the financial and accounting consequences at this stage but our principal areas for concern are set out on pages 8 and 9 in the Chief Executive's Review.

Segmental analysis of net operating assets

By class of business	As at 31 March 2005 £ million	As at 31 March 2004 (restated) £ million
Sweeteners and starches		
– Americas	**687**	630
– Europe	**868**	828
– Rest of the World	**62**	62
	1 617	1 520
Animal feed and bulk storage	**48**	39
Other businesses and activities	**(38)**	(38)
Net operating assets	**1 627**	1 521
Unallocated net liabilities – dividends and tax	**(129)**	(155)
Net borrowings	**(451)**	(388)
Total net assets	**1 047**	978

Net operating assets By geographical segment	As at 31 March 2005 £ million	As at 31 March 2004 £ million
United Kingdom	**325**	345
Other European countries	**536**	487
North America	**680**	618
Rest of the World	**86**	71
	1 627	1 521

1 Accounting policies

Basis of preparation

a) Accounting policies

The accounts are prepared under the historical cost convention, as modified by the revaluation of certain tangible fixed assets, and, except as disclosed below, in accordance with the Companies Act 1985 and applicable UK accounting standards.

The Group's accounting policies are unchanged compared with the year ended 31 March 2004, apart from the adoption of UITF 38 and UITF 17 (as revised) (note 38).

b) Discontinued activities

There were no activities classified as discontinued during the year or in the comparative period.

Basis of consolidation

The Group's financial statements comprise the financial statements of the Company and its subsidiary undertakings. An undertaking is regarded as a subsidiary undertaking if the Company has control over its operating and financial policies.

As permitted by Section 230 of the Companies Act 1985, the Company's own profit and loss account is not presented in these financial statements.

An undertaking is regarded as a joint venture if the Group has joint control over its operating and financial policies and as an associate if the Group holds a participating interest and has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Joint ventures and associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets (shown gross in the case of joint ventures).

Unless stated otherwise, business combinations are accounted for by the acquisition method of accounting whereby the Group's results include the results of the acquired business from the effective date of acquisition. Where a business is sold, its results are included in the Group's results to the effective date of disposal.

Goodwill

Goodwill arises under the acquisition method of accounting for business combinations and represents the difference between the fair value of the purchase consideration and the interest acquired by the Group in the fair value of the identifiable assets and liabilities of the acquired business at the date of acquisition.

On acquisitions completed after 26 September 1998, goodwill is capitalised and amortised to the profit and loss account over its useful economic life not exceeding 20 years.

Goodwill arising on the acquisition of subsidiary undertakings is shown within intangible fixed assets. Goodwill arising on the acquisition of joint ventures and associates is included in their carrying value on the Group's balance sheet.

On acquisitions completed on or before 26 September 1998, goodwill was written off directly to reserves and has not been reinstated.

Goodwill not previously recognised in the profit and loss account is taken into account when calculating the profit or loss on the subsequent disposal or termination of acquired businesses.

Patents and other intellectual property

Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a basis over the period of their expected benefit, not exceeding 20 years.

Sales

Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. Sales are recognised at the point at which the Group has performed its obligations in connection with the contractual terms of the sales agreement, and in exchange obtains the right to consideration.

Stock

Stock is valued at the lower of direct cost together with attributable overheads and net realisable value.

Tangible fixed assets

Certain tangible fixed assets are carried at amounts based upon valuations recognised before the adoption of FRS15 'Tangible Fixed Assets'. As is permitted by the transitional provisions of FRS15, these revaluations have not been updated.

Finance costs directly attributable to the construction of tangible fixed assets are capitalised as part of the cost of those assets.

The depreciation charge is calculated so as to allocate the cost or revalued amount of tangible fixed assets systematically over their remaining useful economic lives using the straight line method. These asset lives are reviewed at the end of each financial year.

1 Accounting policies continued

The following asset lives are used:

Freehold land	:	No depreciation
Freehold buildings	:	20 to 50 years
Leasehold property	:	Period of the lease
Bulk liquid storage tanks	:	12 to 20 years
Plant and machinery	:	3 to 28 years

Leases

Assets held under finance leases are capitalised and depreciated in accordance with the Group's depreciation policy. Operating lease costs are charged to profit as incurred.

Research and development

All expenditure on research and development is charged to profit as incurred.

Retirement benefits

The Group operates a number of defined benefit pension schemes and, in the US, provides retirement healthcare and life assurance benefits. The expected cost of these arrangements is charged to the profit and loss account, on the advice of actuaries, so as to accrue the cost over the service lives of employees on the basis of a constant percentage of earnings. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme.

Deferred tax

Deferred tax is recognised on a full provision basis on timing differences between the recognition of gains and losses in the accounts and their recognition for tax purposes that have arisen but not reversed at the balance sheet date.

Deferred tax is not recognised on permanent differences or on timing differences arising on property revaluation surpluses where there is no commitment to sell the asset, gains on asset sales that are rolled over into replacement assets for tax purposes or on unremitted profits of overseas subsidiaries.

Deferred tax assets are recognised only to the extent that it is considered more likely than not that there will be sufficient future taxable profits to permit tax relief of the underlying timing differences.

Where appropriate, deferred tax assets and liabilities are stated on a discounted basis.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling on the last day of the financial period (the closing rate) except when they are hedged by an open foreign exchange contract, in which case the rate of exchange specified in the contract is used.

The profits of overseas companies are translated at the annual average of daily exchange rates and the difference when compared with that arising from the use of closing rates, together with differences on exchange arising from the translation of the opening balance sheets of overseas companies at year-end rates, are taken directly to reserves. Other profits and losses on exchange are credited or charged to the profit and loss account.

Debt instruments

Debt instruments are stated at the amount of net proceeds received after deduction of issue costs. Issue costs and any discount to face value arising on issue, or any premium payable on maturity, are amortised evenly in the profit and loss account over the term of the debt.

Derivative financial instruments

The Group uses a range of derivative financial instruments both for trading purposes and to hedge exposures to financial risks, being interest rate, foreign exchange and commodity price risks arising in the normal course of business. The accounting treatment for these instruments is dependent on whether they are entered into for trading or hedging purposes. A derivative instrument is considered to be used for hedging purposes when it reduces the risk profile of an underlying exposure of the Group and there exists a demonstrable link to an underlying transaction, group of transactions or specified future transaction or transactions. Specified future transactions must be probable of arising for the associated derivative to be accounted for as a hedge.

A discussion on how the Group manages its financial risks is included in the Operating and Financial Review.

1 Accounting policies continued

Derivative financial instruments are accounted for as follows:

Commodity trading activities

The Group uses financial instruments in sugar and maize for trading purposes. Open financial and physical trading positions are marked to market using externally derived market prices. Movements in fair value are recognised immediately in the profit and loss account, with corresponding debtors or creditors included within the balance sheet. The recognition of unrealised gains arising on financial instruments in the profit and loss account does not comply with the requirements of Schedule 4 to the Companies Act 1985, which only permits recognition of unrealised gains through the revaluation reserve. However, the directors consider that the nature of the Group's trading activities are such that, in order for the accounts to show a true and fair view of the state of affairs of the Group and the results for the year, it is necessary to depart from the requirements of the Companies Act. The impact of this departure in the current year is a profit of £1.1 million (2004 – loss of £1.8 million). The cumulative impact on distributable reserves is an increase of £3.5 million (2004 – £2.5 million).

Commodity hedging activities

The Group engages in sugar, maize, wheat and energy financial instruments to hedge against risks arising within the operations of the business. The instruments are matched to the risks that they are designed to hedge, with gains and losses recognised in the profit and loss account in the same period as the income and costs of the underlying hedged transactions.

Treasury hedging activities

The Group uses various financial instruments to manage exposures to interest rates arising on underlying debt and cash positions or probable future commitments and foreign exchange risks arising on foreign currency assets and borrowings, foreign currency forecasted transactions and the retranslation of overseas net investments. All instruments are used for hedging purposes to reduce the risk profile on existing underlying exposures and probable future commitments in line with the Group's risk management policies. The Group does not engage in the use of treasury financial instruments for speculative purposes.

The Group uses financial instruments to manage the interest rate risk attached to its borrowings. Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. Changes in the instruments' fair value are not recognised.

The Group uses cross-currency swap instruments to manage the currency risk attached to its borrowings. All cross-currency swap instruments are matched with their underlying hedged item. These instruments are translated at period-end exchange rates; gains and losses arising are included in the measurement of the related liabilities and dealt with in the Group profit and loss account.

Where foreign currency borrowings are used to finance foreign equity investments, differences arising from the movement in exchange rates during the year from translation to sterling of the foreign currency borrowings and similar instruments used to finance long-term foreign equity investments are taken directly to distributable reserves and reported in the statement of total recognised gains and losses up to an amount equivalent to the differences arising on the underlying foreign equity investments.

The Group uses forward foreign exchange contracts to manage its exposure to the variability of future cash flows related to operating activity denominated in foreign currencies. The gains and losses on forward foreign exchange contracts hedging anticipated exposures are deferred until the date the underlying transaction being hedged is recorded in the Group balance sheet. Forward foreign exchange contracts hedging existing transactions are revalued to period-end spot rates together with the existing transactions, and the resulting gains and losses are recognised in the Group profit and loss account immediately.

All premiums or fees, paid or received, in respect of financial instruments are accounted for over the life of the matched underlying asset, liability, income or cost. Where the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is sold. Any profit or loss on the sale is recognised in the profit and loss account as part of operating profit.

2 Exchange rates

The exchange rates used to translate the results, assets and liabilities and cash flows of the Group's principal overseas operations were as follows:

	Average rate		Year-end rate	
	Year to 31 March 2005	Year to 31 March 2004	**As at 31 March 2005**	As at 31 March 2004
US dollar	**1.85**	1.69	**1.88**	1.84
Euro	**1.47**	1.44	**1.45**	1.49
Canadian dollar	**2.36**	2.29	**2.28**	2.42

3 Analysis of sales	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Group sales	**3 001**	2 874
Share of sales of joint ventures	**338**	289
Share of sales of associates	**3**	4
Total sales	**3 342**	3 167

All results to 31 March 2005 and 31 March 2004 arise from continuing activities.

4 Group operating profit	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
The following have been charged/(credited) in arriving at Group operating profit:		
Raw materials and consumables	**1 802**	1 697
Other external charges	**274**	270
Staff costs (note 6)	**249**	253
Amortisation	**13**	8
Depreciation of tangible fixed assets	**115**	106
Operating lease rentals and other hire charges		
– Plant and machinery	**15**	15
– Other	**8**	11
Auditors' remuneration	**2**	2
Other operating charges	**315**	335
Other operating income	**(17)**	(29)
Operating exceptional items	**55**	–
	2 831	2 668

Research and development expenditure amounted to £19 million (2004 – £17 million).

Auditors' remuneration	2005 £ million	2004 £ million
Audit and audit-related services		
Statutory audit fee and expenses	**1.8**	1.7
Audit-related – IFRS	**0.4**	–
Audit-related – US bond offering	**0.1**	–
Other audit-related services	**–**	0.1
Non-audit services		
Tax services	**0.1**	0.1
Other services	**–**	0.1
Total auditors' remuneration	**2.4**	2.0

The statutory audit fee included £0.4 million (2004 – £0.4 million) relating to the audit of Tate & Lyle PLC.

5 Exceptional items

	Profit/(loss) before tax £ million	Tax £ million	Minority interests £ million	Profit/(loss) for the year £ million
Year to 31 March 2005				
Operating exceptional items	**(55)**	**22**	**–**	**(33)**
Profit on sale or termination of businesses	**12**	**(7)**	**–**	**5**
Loss on sale of fixed assets	**(2)**	**1**	**–**	**(1)**
	(45)	**16**	**–**	**(29)**
Year to 31 March 2004				
Operating exceptional items	6	(2)	–	4
Loss on sale or termination of businesses	(6)	–	1	(5)
Interest exceptional	5	(2)	–	3
	5	(4)	1	2

The net charge for exceptional items of £45 million consists of an operating charge of £55 million in respect of the settlement of the high fructose corn syrup class action suit in the US, together with net non operating exceptional credits totalling £10 million. £2 million arises in respect of write-down on planned sale of business; £2 million arises in respect of the loss on termination of businesses, offset by a credit of £16 million following settlement of the remaining balance due on the loan note issued by the purchaser of Western Sugar; £2 million arises in respect of loss on sale of fixed assets.

Exceptional items totalled a net credit of £5 million in the year to 31 March 2004. This comprised an operating credit of £6 million and an interest credit of £5 million, representing refunds of duty, and non-operating charges of £6 million arising on sale or termination of businesses.

Net cash outflows before taxation of £30 million (2004 – inflow £63 million) were recognised in respect of exceptional items.

6 Staff costs	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Wages and salaries	**198**	195
Social security costs	**26**	28
Pension costs		
– Defined benefit schemes	**20**	22
– Defined contribution schemes	**1**	2
Retirement healthcare benefits	**4**	6
	249	253

Details of directors' remuneration are given in the Directors' Remuneration Report on pages 47 to 56.

Segmental analysis of employees	Average	
	Year to 31 March 2005 Employees	Year to 31 March 2004 Employees
Sweeteners and starches		
– Americas	**2 363**	2 204
– Europe	**2 421**	2 564
– Rest of the World	**1 319**	1 282
	6 103	6 050
Animal feed and bulk storage	**339**	332
Other businesses and activities	**245**	264
	6 687	6 646

The average number of employees represents a monthly average and excludes employees of joint ventures and associates.

Geographical analysis of employees	Average	
	Year to 31 March 2005 Employees	Year to 31 March 2004 Employees
UK	**1 213**	1 240
Other European countries	**1 555**	1 687
North America	**2 293**	2 130
Rest of the World	**1 626**	1 589
	6 687	6 646

7 Interest receivable and similar income	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Interest receivable		
– Loans and deposits	**16**	6
– Other	**18**	13
Interest receivable – total	**34**	19
Income from fixed asset investments		
– Unlisted investments	**1**	8
Income from fixed asset investments – total	**1**	8
	35	27

8 Interest payable and similar charges	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
On bank loans and overdrafts	**3**	3
On all other loans	**50**	44
On working capital balances	**4**	4
	57	51
Interest capitalised as part of tangible fixed asset additions (note 13)	**(1)**	(1)
	56	50

The capitalisation rate used to determine the amount of finance costs capitalised during the year was 3.5% (2004 – 5.2%).

9 Taxation	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Analysis of tax charge for the year		
Current tax		
– UK corporation tax at 30% (2004 – 30%)	**–**	16
– Double taxation relief	**(1)**	(1)
– Adjustments to tax charged in previous periods	**(9)**	–
	(10)	15
Overseas tax		
– current year	**30**	43
– prior year	**18**	(14)
Total current tax	**38**	44
Deferred tax		
Origination of timing differences	**7**	8
Change in tax rates and legislation	**1**	1
Adjustments to deferred tax assets recognised in previous periods	**(2)**	2
	6	11
Movement on discount	**(2)**	4
Total deferred tax	**4**	15
Group tax charge	**42**	59
Share of tax of joint ventures	**11**	10
Total tax charge	**53**	69
Profit before tax	**197**	224
Less: Share of profit before tax of joint ventures and associates	**(38)**	(47)
	159	177
Corporation tax charge thereon at the standard rate of 30% (2004 – 30%)	**48**	53
Adjusted for the effects of:		
Expenses not deductible for tax purposes (including goodwill amortisation)	**6**	2
Losses not recognised	**(9)**	9
Different tax rates on overseas earnings	**(10)**	–
Capital allowances for the year in excess of depreciation	**–**	(3)
Other timing differences	**(6)**	(3)
Adjustments to tax charged in respect of previous periods	**9**	(14)
Current tax charge for the year	**38**	44

10 Dividends paid and proposed – including on non-equity shares

	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Dividends on ordinary equity shares		
– Paid	**27**	26
– Proposed	**65**	62
	92	88
The total ordinary dividend is 19.4p (2004 – 18.8p) made up as follows:		
Interim dividend	**5.7p**	5.6p
Final dividend	**13.7p**	13.2p
	19.4p	18.8p

Dividends on non-equity shares comprised £0.2 million (2004 – £0.2 million) in respect of the 6½% Cumulative Preference Shares.

11 Earnings per share

Basic earnings per share is calculated by dividing profit after taxation, minority interests and preference dividends of £140 million (2004 – £154 million), by the weighted average number of ordinary shares in issue during the period of 471.7 million shares (2004 – 471.4 million shares). For this purpose, the weighted average number of ordinary shares in issue excludes an average of 12.4 million shares (2004 – 10.9 million shares) held by an ESOP trust that have not vested unconditionally in the participating employees.

Diluted earnings per share take into account the dilutive effect of share options outstanding under the Company's employee share schemes.

Diluted earnings per share before amortisation and exceptional items is presented in order to assist in the understanding of the underlying performance of the Group's business.

	Year to 31 March 2005			Year to 31 March 2004		
	Earnings £ million	Shares millions	Earnings per share pence	Earnings £ million	Shares millions	Earnings per share pence
Basic	**140**	**471.7**	**29.7**	154	471.4	32.7
Dilutive effect of share options	**–**	**4.8**	**(0.3)**	–	1.2	(0.1)
Diluted	**140**	**476.5**	**29.4**	154	472.6	32.6
Amortisation*	**12**	**–**	**2.5**	8	–	1.7
Exceptional items (note 5)	**29**	**–**	**6.1**	(2)	–	(0.4)
Diluted before amortisation and exceptional items	**181**	**476.5**	**38.0**	160	472.6	33.9

*After a tax credit of £1 million (2004 – £nil million).

12 Intangible fixed assets

	Patents £ million	Goodwill £ million	Total £ million
Cost			
At 31 March 2004	–	165	165
Businesses acquired	32	25	57
Receipt of deferred consideration	–	(6)	(6)
Exchange differences	–	(3)	(3)
At 31 March 2005	**32**	**181**	**213**
Amortisation			
At 31 March 2004	–	29	29
Charge for the year	4	9	13
Exchange differences	–	(2)	(2)
At 31 March 2005	**4**	**36**	**40**
Net book value at 31 March 2005	**28**	**145**	**173**
Net book value at 31 March 2004	–	136	136

Patents acquired in the year arose as part of the Sucralose alignment which is explained further in note 37.

12 Intangible fixed assets continued

Tate & Lyle PLC	Patents £ million
Cost	
At 31 March 2004	–
Additions	32
At 31 March 2005	**32**
Amortisation	
At 31 March 2004	–
Charge for the year	4
At 31 March 2005	**4**
Net book value at 31 March 2005	**28**
Net book value at 31 March 2004	–

13 Tangible fixed assets

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Gross book value				
At 31 March 2004	449	1 763	81	2 293
Businesses acquired	8	48	1	57
Additions	4	15	102	121
Transfers on completion	18	87	(105)	–
Disposals	(3)	(52)	–	(55)
Exchange differences	–	(2)	–	(2)
At 31 March 2005	**476**	**1 859**	**79**	**2 414**
Depreciation				
At 31 March 2004	168	1 063	–	1 231
Charge for the year	13	102	–	115
Exceptional write-down on sale of business	–	2	–	2
Disposals	(2)	(42)	–	(44)
Exchange differences	–	(1)	–	(1)
At 31 March 2005	**179**	**1 124**	**–**	**1 303**
Net book value at 31 March 2005	**297**	**735**	**79**	**1 111**
Net book value at 31 March 2004	281	700	81	1 062

Analysis of land and buildings	Freehold Land £ million	Freehold Buildings £ million	Short Leasehold £ million	Bulk liquid storage £ million	Total £ million
Gross book value	40	382	21	33	476
Depreciation	–	(149)	(9)	(21)	(179)
Net book value at 31 March 2005	**40**	**233**	**12**	**12**	**297**
Net book value at 31 March 2004	39	216	12	14	281

13 Tangible fixed assets continued	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of gross book value				
Assets held at cost (or earliest ascribed value)	398	1 849	79	2 326
Assets held at a valuation:				
Last valued in 1977	–	10	–	10
Last valued in 1989	47	–	–	47
Last valued in 1993	31	–	–	31
At 31 March 2005	**476**	**1 859**	**79**	**2 414**

	Land and buildings £ million	Plant and machinery £ million	Assets in course of construction £ million	Total £ million
Analysis of net book value on historical cost basis				
Cost (or earliest ascribed value)	449	1 846	79	2 374
Depreciation	(175)	(1 112)	–	(1 287)
Net book value at 31 March 2005	**274**	**734**	**79**	**1 087**

Assets in course of construction are held at cost.

Finance costs

The aggregate amount of finance costs included in the cost of tangible fixed assets is £41 million (2004 – £40 million). During the year, finance costs capitalised in previous periods recognised in the profit and loss account amounted to £2 million (2004 – £2 million).

Leased assets

Included in the tangible fixed assets are the following amounts in respect of assets held under finance leases:

	Land and buildings £ million	Plant and machinery £ million	Total £ million
Capitalised value	1	18	19
Depreciation	(1)	(16)	(17)
Net book value at 31 March 2005	**–**	**2**	**2**
Net book value at 31 March 2004	–	2	2

During the year, depreciation of £nil million (2004 – £1 million) was charged in respect of assets acquired under finance leases.

Tate & Lyle PLC	Plant and machinery £ million
Gross book value	
At 31 March 2004	–
Additions	1
Transfers from subsidiary undertakings	2
At 31 March 2005	**3**
Depreciation	
At 31 March 2004	–
Transfers from subsidiary undertakings	(1)
At 31 March 2005	**(1)**
Net book value at 31 March 2005	**2**
Net book value at 31 March 2004	–

14 Investments in subsidiary undertakings

	Shares in subsidiary undertakings £ million	Loans to subsidiary undertakings £ million	Total £ million
Tate & Lyle PLC			
At 31 March 2004	2 618	230	2 848
Additions	165	–	165
Disposals	(1 174)	–	(1 174)
Exchange differences	(1)	(1)	(2)
At 31 March 2005	**1 608**	**229**	**1 837**

Shares in subsidiary undertakings are stated at cost or earliest ascribed value less amounts provided of £70 million (2004 – £70 million). Loans to subsidiary undertakings are stated net of amounts provided of £9 million (2004 – £9 million).

15 Investments in joint ventures and associates

	Joint ventures £ million	Associates £ million	Total £ million
Group			
At 31 March 2004	194	3	197
Share of retained profits	4	–	4
Additions	12	–	12
Disposals	–	(1)	(1)
Exchange differences	1	–	1
At 31 March 2005	**211**	**2**	**213**

Shares owned by the Group in joint ventures and associates are unlisted.

The Group's share of the gross assets and liabilities of its joint ventures was as follows:

	2005 £ million	2004 £ million
Share of fixed assets	**167**	164
Goodwill	**7**	7
Share of current assets	**128**	119
Share of gross assets	**302**	290
Share of creditors due within one year	**(51)**	(57)
Share of creditors due after more than one year	**(40)**	(39)
Share of gross liabilities	**(91)**	(96)
Share of net assets	**211**	194

16 Other fixed asset investments

	Own shares (restated) £ million	Other equity investments £ million	Loans £ million	Total (restated) £ million
Group				
At 31 March 2004	38	9	10	57
UITF 38 adjustment (note 38)	(38)	–	–	(38)
Restated 31 March 2004	–	9	10	19
Additions	–	2	–	2
Amounts redeemed during the year	–	–	(5)	(5)
At 31 March 2005	**–**	**11**	**5**	**16**

Other equity investments comprise listed securities amounting to £2 million (2004 – £2 million) and unlisted securities amounting to £9 million (2004 – £7 million).

Unlisted securities are stated above at cost less amounts provided of £4 million (2004 – £4 million). The directors' valuation of the unlisted securities is £9 million (2004 – £7 million).

Loans are stated above at cost less amounts provided of £nil million (2004 – £20 million) and include amounts due from joint ventures and associates of £5 million (2004 – £4 million). During the year, settlement was received in consideration for the outstanding principal due on the loan note received as part of the consideration for the sale of Western Sugar.

Tate & Lyle PLC	Own shares (restated) £ million
At 31 March 2004	38
UITF 38 adjustment (note 38)	(38)
Restated 31 March 2004	–
At 31 March 2005	**–**

17 Stocks

	2005 Group £ million	2004 Group £ million
Raw materials, consumables and in-process stocks	**133**	146
Finished goods and goods held for resale	**155**	127
	288	273

18 Debtors

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Due within one year				
UK taxation	**5**	–	**20**	34
Overseas taxation	**3**	9	**–**	–
Trade debtors	**263**	219	**–**	–
Owed by joint ventures and associates	**12**	10	**–**	–
Other debtors	**26**	25	**5**	–
Prepayments and accrued income	**33**	22	**1**	1
	342	285	**26**	35
Subject to financing arrangements				
– Debtors	**64**	60	**–**	–
– Less: Non-returnable amounts received	**(45)**	(46)	**–**	–
	19	14	**–**	–
	361	299	**26**	35

18 Debtors continued

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Due after more than one year				
Deferred taxation (note 23)	**–**	–	**12**	–
Pension prepayment (note 24)	**51**	31	**5**	3
Other debtors	**9**	7	**–**	–
	60	38	**17**	3

At 31 March 2005, £64 million (2004 – £60 million) of trade debtors had been sold to a third party. Non-returnable proceeds of £45 million had been received (2004 – £46 million). No profit or loss arose on the sale of these debtors. The Group is not obliged (and does not intend) to support any credit-related losses arising from the debts against which cash has been advanced. The providers of the finance have confirmed in writing that, in the event of default by a debtor, they will only seek repayment of cash advanced from the remainder of the pool of debts in which they hold an interest, and that repayment will not be sought from the Group in any other way.

19 Current asset investments

	2005 Group £ million	2004 Group £ million
Listed on overseas exchanges	**1**	14
Loans, short-term deposits and unlisted fixed interest securities	**295**	98
	296	112

No deposits were pledged as security for loans to other subsidiaries in either the current or comparative periods.

20 Creditors – due within one year

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Borrowings				
Bank overdrafts				
– Unsecured	**4**	5	**–**	–
Short-term loans				
– Secured	**12**	12	**–**	–
– Unsecured	**4**	10	**–**	–
	20	27	**–**	–
Add: Current portion of long-term borrowings (note 21)	**3**	3	**–**	–
Owed to subsidiary undertakings	**–**	–	**68**	1 749
	23	30	**68**	1 749

20 Creditors – due within one year continued

Lenders of secured loans have a charge over certain tangible fixed assets.

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Other creditors				
Trade creditors	**164**	178	**–**	–
Owed to subsidiary undertakings	**–**	–	**7**	26
Other creditors	**23**	21	**2**	1
Social security	**15**	15	**–**	–
Owed to joint ventures and associates	**26**	16	**–**	–
Accruals and deferred income	**123**	78	**39**	4
	351	308	**48**	31
Overseas taxation	**19**	20	**–**	–
UK taxation	**–**	17	**–**	–
Proposed dividends				
– Tate & Lyle PLC shares	**65**	62	**65**	62
	84	99	**65**	62
	435	407	**113**	93

21 Borrowings – due after more than one year

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Debenture loans				
Industrial Revenue Bonds 2002-2023 (US$23,700,000)	**13**	13	**–**	–
5.75% Guaranteed Bonds 2006 (€300,000,000)	**206**	200	**–**	–
Floating Rate Note 2007 (€150,000,000)	**103**	100	**–**	–
6.5% Guaranteed Note 2012 (£200,000,000)	**185**	184	**–**	–
5.0% Notes 2014 (US$500,000,000)	**262**	–	**–**	–
Obligations under finance leases	**1**	1	**–**	–
	770	498	**–**	–
Bank loans				
Variable unsecured loans	**8**	6	**–**	–
Variable secured loans	**8**	11	**–**	–
	786	515	**–**	–
Less: Current portion of long-term borrowings (note 20)	**(3)**	(3)	**–**	–
Owed to subsidiary undertakings	**–**	–	**373**	375
	783	512	**373**	375

21 Borrowings – due after more than one year continued

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Maturity of borrowings				
Over one year and up to two years	**317**	8	**120**	–
Over two years and up to three years	**3**	303	**–**	117
Over three years and up to four years	**4**	4	**–**	–
Over four years and up to five years	**–**	4	**–**	–
Over five years	**459**	193	**253**	258
	783	512	**373**	375

Included above are borrowings that are repayable by instalments amounting to £21 million (2004 – £17 million) and borrowings maturing after five years that are repayable other than by instalments amounting to £459 million (2004 – £193 million).

The Group has further undrawn committed multicurrency facilities of £327 million (2004 – £277 million) which expire between two and five years.

These facilities incur commitment fees at market rates. The facilities may only be withdrawn in the event of specified events of default. In addition, the Group has substantial uncommitted facilities.

At 31 March 2005, a US subsidiary had an outstanding external borrowing of US$525 million (2004 – US$525 million), the principal amount of which is guaranteed by another Group company by way of a credit linked deposit with a bank. The guarantee results in this borrowing being in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and deposit are offset in these accounts.

At 31 March 2005, the same US subsidiary also had outstanding a five-year bank borrowing of US$275 million (2004 – US$275 million) drawn down in March 2001 in the form of a registered loan note issuance. Repayment of the loan note is secured on a portfolio of sovereign debt in the same principal amount owned by a third party, the purchase of which was financed indirectly by another Group company subscribing to a five-year loan note which will, in the event of a default, be exchangeable for the US subsidiary's loan note. In a similar manner to the transaction described in the previous paragraph, the agreements involved are such that this borrowing is in substance non-recourse to the Group as to principal in the event of default and accordingly the borrowing and note subscription are offset in these accounts.

22 Other creditors – due after more than one year

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Other creditors	**2**	2	**–**	–
Accruals and deferred income	**6**	3	**–**	–
	8	5	**–**	–
Falling due as follows:				
Over one year and up to two years	**2**	2	**–**	–
Over two years and up to five years	**2**	1	**–**	–
Over five years	**4**	2	**–**	–
	8	5	**–**	–

23 Provisions for liabilities and charges

	Deferred taxation £ million	Insurance funds £ million	Pensions (note 24) £ million	Retirement healthcare benefits (note 24) £ million	Other provisions £ million	Total £ million
Group						
At 31 March 2004	65	29	20	101	31	246
Acquisition of businesses	(16)	–	–	–	57	41
Charged/(credited) to the profit and loss account	4	5	8	4	4	25
Utilised in the year	–	(7)	(9)	(6)	(6)	(28)
Exchange differences	–	(1)	–	(2)	–	(3)
At 31 March 2005	**53**	**26**	**19**	**97**	**86**	**281**

Insurance funds represent amounts provided by the Group's captive insurance subsidiary in respect of the expected level of insurance claims.

Other provisions principally comprise costs arising from recent restructuring initiatives, and £54 million relating to the deferred payments arising from the Sucralose realignment agreement (see note 37). Also included within other provisions are amounts provided for claims under clauses in the disposal agreements of businesses disposed. These provisions are expected to be utilised within the next few years.

Tate & Lyle PLC	Other provisions £ million	Total £ million
At 31 March 2004	–	–
Charged to the profit and loss account	1	1
At 31 March 2005	**1**	**1**

Analysis of deferred tax liability/(asset)	**2005 Group £ million**	2004 Group £ million	**2005 Tate & Lyle PLC (note 18) £ million**	2004 Tate & Lyle PLC (note 18) £ million
Capital allowances in excess of depreciation	**138**	159	**–**	–
Retirement benefits	**(28)**	(40)	**–**	–
Other timing differences	**(29)**	(24)	**(15)**	–
Undiscounted provision for deferred tax	**81**	95	**(15)**	–
Effect of discount	**(28)**	(30)	**3**	–
Discounted provision for deferred tax	**53**	65	**(12)**	–

Certain Group companies have deferred tax assets in respect of unutilised tax losses of £99 million (2004 – £142 million) that have not been recognised since it is not sufficiently certain that there will be suitable future taxable profits against which they may be offset.

The movement in the year of £12 million in the Company's deferred tax asset was credited to the profit and loss account for the year.

24 Retirement benefits

a) Retirement benefit schemes

The Group maintains pension plans for its operations throughout the world. Most of these arrangements are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary.

The principal schemes are funded and their assets held in separate trustee-administered funds. The schemes are funded in line with local practice and contributions are assessed in accordance with local independent actuarial advice. The schemes operated by the Group are subject to independent actuarial valuation at regular intervals using consistent assumptions appropriate to conditions prevailing in the relevant country.

The Group also maintains defined contribution pension schemes and some fully insured pension schemes and multi-employer pension arrangements.

On 1 April 2002, the main UK scheme was closed to new members. A defined contribution pension scheme has been established to provide pension benefits to new UK employees. Under the projected unit method, the FRS17 service cost of the closed scheme will increase as the members approach retirement.

The Group's subsidiaries in the US provide unfunded retirement medical and life assurance benefits to their employees.

b) Accounting and disclosures

The Group accounts for retirement benefits in accordance with SSAP24 'Accounting for Pensions' and the related disclosures are set out in section c) below. Pension and retirement healthcare costs are analysed in note 6.

The Group has adopted the transitional disclosure requirements of FRS17 'Retirement Benefits'. It differs from SSAP24 principally with regard to the choice of assumptions and in that differences between the market value of the assets and liabilities of the retirement benefit schemes are recognised immediately in the balance sheet whereas they are recognised on a smoothed basis through the profit and loss account under SSAP24. The Group is not required to account for retirement benefits under FRS17 as full implementation has been deferred, but is required to present certain transitional disclosures which are set out in section d) overleaf.

c) SSAP24 disclosures

i) Pensions

The main scheme is the Tate & Lyle Group Pension Scheme which provides benefits related to service and final salary. The most recent valuation of the scheme was prepared as at 31 March 2003 by a qualified independent actuary using the projected unit method. In that valuation, the investments were taken at their market value and the discount rate used to assess the level of the liabilities was set by reference to the expected return on the current market value of the assets. The principal actuarial assumptions made were that, over the long term, the total return on investments currently held by the scheme will be 6.3% per annum, the total return on future investments will be 6.1% per annum, pensionable salaries will increase at 4.3% per annum and the rate of future retail price inflation will be 2.5% per annum. Provision for the increases guaranteed under the rules was made by assuming that pensions would increase at the rate of 2.5% per annum. The actuarial valuation identified a deficit of £13 million under SSAP24. During the year, regular contributions of £7 million were supplemented by additional contributions of £10 million. Contributions at this level are expected to continue for a period of five years from 31 March 2003. An actuarial valuation is being performed as at 31 March 2005.

Overall, at the date of their most recent actuarial valuations, the market value of the assets of the Group's defined benefit pension schemes in surplus was £208 million and of those schemes in deficit was £675 million. The actuarial value of the assets was sufficient to cover 106% and 90% respectively of the benefits accrued to members, after allowing for future salary increases.

ii) Healthcare

Valuations of the retirement healthcare schemes operated by the Group's US subsidiaries are conducted annually by a qualified independent actuary using the projected unit method. The principal actuarial assumptions used in the most recent valuation as at 1 April 2004 were that medical costs would increase by 9% in 2004 reducing ultimately to 5.0% and a discount rate of 6.25% was used.

24 Retirement benefits continued

d) FRS17 disclosures

The information provided below has been prepared by independent qualified actuaries based on the most recent actuarial valuations of the schemes concerned updated to take account of the valuations of assets and liabilities as at 31 March 2005.

i) Pensions

Principal assumptions at 31 March 2005	UK %	US %	Others %
Inflation rate	**2.8**	**3.5**	**2.1**
Salary increases	**4.5**	**4.5**	**4.0**
Pension increases	**2.8**	**n.a.**	**1.7**
Discount rate	**5.4**	**6.0**	**4.8**
Long-term expected rate of return on assets			
– Equities	**7.8**	**8.8**	**7.7**
– Bonds	**5.0**	**6.0**	**4.6**
– Other assets	**5.4**	**8.3**	**4.2**

Valuation of pension scheme assets and liabilities at 31 March 2005	UK £ million	US £ million	Others £ million	Total £ million
Equities	**315**	**105**	**31**	**451**
Bonds	**386**	**59**	**28**	**473**
Other assets	**50**	**22**	**17**	**89**
Total market value of assets	**751**	**186**	**76**	**1 013**
Present value of scheme liabilities	**(816)**	**(248)**	**(77)**	**(1 141)**
Deficit in the scheme	**(65)**	**(62)**	**(1)**	**(128)**
Related deferred tax asset	**19**	**24**	**–**	**43**
Net pension liability	**(46)**	**(38)**	**(1)**	**(85)**

Principal assumptions at 31 March 2004	UK %	US %	Others %
Inflation rate	2.8	3.5	2.1
Salary increases	4.5	4.5	4.0
Pension increases	2.8	n.a.	1.6
Discount rate	5.5	6.0	5.4
Long-term expected rate of return on assets			
– Equities	8.0	8.8	8.1
– Bonds	5.1	6.5	4.8
– Other assets	4.0	8.3	4.5

24 Retirement benefits continued

Valuation of pension scheme assets and liabilities at 31 March 2004	UK £ million	US £ million	Others £ million	Total £ million
Equities	332	109	26	467
Bonds	369	53	25	447
Other assets	14	27	15	56
Total market value of assets	715	189	66	970
Present value of scheme liabilities	(796)	(256)	(68)	(1 120)
Deficit	(81)	(67)	(2)	(150)
Related deferred tax asset	24	26	1	51
Net pension liability	(57)	(41)	(1)	(99)

Principal assumptions at 31 March 2003	UK %	US %	Others %
Inflation rate	2.5	3.5	2.5
Salary increases	4.2	4.5	4.6
Pension increases	2.5	n.a.	1.6
Discount rate	5.4	6.4	5.8
Long-term expected rate of return on assets			
– Equities	8.1	9.8	7.8
– Bonds	4.5	7.0	5.0
– Other assets	4.0	n.a.	5.0

Valuation of pension scheme assets and liabilities at 31 March 2003	UK £ million	US £ million	Others £ million	Total £ million
Equities	259	106	20	385
Bonds	349	65	22	436
Other assets	32	7	16	55
Total market value of assets	640	178	58	876
Present value of scheme liabilities	(737)	(270)	(65)	(1 072)
Deficit	(97)	(92)	(7)	(196)
Related deferred tax asset	29	37	2	68
Net pension liability	(68)	(55)	(5)	(128)

24 Retirement benefits continued

ii) Healthcare

Principal assumptions at 31 March 2005	%
Inflation rate	**3.5**
Discount rate	**6.0**
Medical trend rate	11.3%, reducing ultimately to 5%

Valuation of healthcare scheme liabilities at 31 March 2005	£ million
Present value of scheme liabilities	**(105)**
Related deferred tax asset	**41**
Net scheme liability	**(64)**

Principal assumptions at 31 March 2004	%
Inflation rate	3.5
Discount rate	6.0
Medical trend rate	9%, reducing ultimately to 5%

Valuation of healthcare scheme liabilities at 31 March 2004	£ million
Present value of scheme liabilities	(81)
Related deferred tax asset	32
Net scheme liability	(49)

Principal assumptions at 31 March 2003	%
Inflation rate	3.5
Discount rate	6.4
Medical trend rate	10%, reducing ultimately to 5%

Valuation of healthcare scheme liabilities at 31 March 2003	£ million
Present value of scheme liabilities	(104)
Related deferred tax asset	41
Net scheme liability	(63)

24 Retirement benefits continued

iii) Financial impact of FRS17 at 31 March 2005

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2005 would have been as follows:

	Net assets £ million
As reported under current accounting policies	**1 047**
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 23)	**19**
– Pension prepayment (note 18)	**(51)**
– Healthcare provision (note 23)	**97**
– Related deferred tax asset	**(28)**
	37
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	**(128)**
– Healthcare liability	**(105)**
– Related deferred tax asset	**84**
	(149)
As stated in accordance with FRS17	**935**

The reduction in the Group's net assets at 31 March 2005 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £112 million from £386 million to £274 million.

If retirement benefits had been accounted for under FRS17 in these financial statements, the Group's net assets at 31 March 2004 would have been as follows:

	Net assets (restated) £ million
As reported under current accounting policies	978
Adjust for amounts stated under current accounting policies:	
– Pension provision (note 23)	20
– Pension prepayment (note 18)	(31)
– Healthcare provision (note 23)	101
– Related deferred tax asset	(40)
	50
Adjust for amounts calculated in accordance with FRS17:	
– Pension deficit	(150)
– Healthcare liability	(81)
– Related deferred tax asset	83
	(148)
As stated in accordance with FRS17	880

The reduction in the Group's net assets at 31 March 2004 would have been reflected in the Group's profit and loss account reserve which would have been reduced by £98 million from £327 million to £229 million.

24 Retirement benefits continued

iv) Analysis of the amount that would be charged to operating profit on an FRS17 basis for year ended 31 March 2005*	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Current service cost	**11**	**4**	**3**	**18**
Past service cost	**–**	**1**	**–**	**1**
Settlement, curtailment and special termination benefits	**–**	**–**	**–**	**–**
Total operating charge	**11**	**5**	**3**	**19**

	£ million
Healthcare	
Current service cost	**1**
Past service cost	**–**
Settlement, curtailment and special termination benefits	**–**
Total operating charge	**1**

Analysis of the amount that would be charged to operating profit on an FRS17 basis for year ended 31 March 2004*	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Current service cost	10	4	5	19
Past service cost	1	–	(1)	–
Settlement, curtailment and special termination benefits	–	–	–	–
Total operating charge	11	4	4	19

	£ million
Healthcare	
Current service cost	1
Past service cost	–
Settlement, curtailment and special termination benefits	–
Total operating charge	1

v) Analysis of the amount that would be credited/(charged) to other finance income on an FRS17 basis for year ended 31 March 2005	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Expected return on pension plan assets	**45**	**15**	**4**	**64**
Interest on pension plan liabilities	**(43)**	**(15)**	**(3)**	**(61)**
Net credit	**2**	**–**	**1**	**3**

	£ million
Healthcare	
Interest on liabilities	**(5)**
Net expense	**(5)**

*For all Group pension schemes.

24 Retirement benefits continued

Analysis of the amount that would be credited/(charged) to other finance income on an FRS17 basis for year ended 31 March 2004	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Expected return on pension plan assets	37	14	4	55
Interest on pension plan liabilities	(39)	(16)	(4)	(59)
Net expense	(2)	(2)	–	(4)

	£ million
Healthcare	
Interest on liabilities	(6)
Net expense	(6)

vi) Analysis of the amount that would be recognised in the statement of total recognised gains and losses on an FRS17 basis for the year ended 31 March 2005	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Actual less expected return on pension plan assets	**16**	**(7)**	**2**	**11**
Experience gains and losses arising on the plan liabilities	**–**	**7**	**1**	**8**
Change in assumptions underlying the present value of the plan liabilities	**(11)**	**–**	**(4)**	**(15)**
Exchange	**–**	**1**	**1**	**2**
Actuarial gain recognised in statement of total recognised gains and losses	**5**	**1**	**–**	**6**

	£ million
Healthcare	
Experience losses arising on the healthcare liabilities	**(1)**
Change in assumptions underlying the present value of the healthcare liabilities	**(22)**
Exchange	**(2)**
Actuarial loss recognised in statement of total recognised gains and losses	**(25)**

Analysis of the amount that would be recognised in the statement of total recognised gains and losses on an FRS17 basis for the year ended 31 March 2004	UK £ million	US £ million	Other £ million	Total £ million
Pensions				
Actual less expected return on pension plan assets	57	31	4	92
Experience gains and losses arising on the plan liabilities	(6)	(10)	3	(13)
Change in assumptions underlying the present value of the plan liabilities	(42)	(12)	(4)	(58)
Exchange	–	12	–	12
Actuarial gain recognised in statement of total recognised gains and losses	9	21	3	33

	£ million
Healthcare	
Experience gains and losses arising on the healthcare liabilities	11
Change in assumptions underlying the present value of the healthcare liabilities	(2)
Exchange	14
Actuarial gain recognised in statement of total recognised gains and losses	23

24 Retirement benefits continued

vii) History of experience gains and losses which would be recognised on an FRS17 basis for the year ended 31 March 2005	UK	US	Other	Total
Pensions				
Actual less expected return on pension plan assets				
Amount (£ million)	**15**	**(7)**	**2**	**10**
Percentage of plan assets	**2.1%**	**(3.8%)**	**1.7%**	**1.0%**
Experience gains and losses on plan liabilities				
Amount (£ million)	**–**	**7**	**1**	**8**
Percentage of the present value of plan liabilities	**–**	**2.8%**	**1.7%**	**0.7%**
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)	**4**	**1**	**–**	**5**
Percentage of the present value of the plan liabilities	**0.6%**	**0.3%**	**0.4%**	**0.5%**
Healthcare				
Experience gains and losses on healthcare liabilities:				
Amount (£ million)				**(1)**
Percentage of the present value of healthcare liabilities				**(0.9%)**
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)				**(25)**
Percentage of the present value of the plan liabilities				**(23.2%)**

History of experience gains and losses which would be recognised on an FRS17 basis for the year ended 31 March 2004	UK	US	Other	Total
Pensions				
Actual less expected return on pension plan assets				
Amount (£ million)	57	31	4	92
Percentage of plan assets	8.0%	16.5%	6.6%	9.5%
Experience gains and losses on plan liabilities:				
Amount (£ million)	(7)	(10)	4	(13)
Percentage of the present value of plan liabilities	(0.8%)	(4.0%)	5.0%	(1.2%)
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)	8	21	4	33
Percentage of the present value of the plan liabilities	1.1%	8.0%	6.1%	3.0%
Healthcare				
Experience gains and losses on healthcare liabilities:				
Amount (£ million)				11
Percentage of the present value of healthcare liabilities				14.0%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)				23
Percentage of the present value of the plan liabilities				27.8%

24 Retirement benefits continued

History of experience gains and losses which would be recognised on an FRS17 basis for the year ended 31 March 2003	UK	US	Other	Total
Pensions				
Actual less expected return on pension plan assets				
Amount (£ million)	(116)	(38)	(7)	(161)
Percentage of plan assets	(18.1%)	(21.1%)	(12.4%)	(18.3%)
Experience gains and losses on plan liabilities:				
Amount (£ million)	5	–	1	6
Percentage of the present value of plan liabilities	0.7%	0.1%	1.0%	0.6%
Total amount recognised in statement of total recognised gains and losses:				
Amount (£ million)	(126)	(59)	(9)	(194)
Percentage of the present value of the plan liabilities	(17.0%)	(22.0%)	(13.6%)	(18.1%)

	Total
Healthcare	
Experience gains and losses on healthcare liabilities:	
Amount (£ million)	12
Percentage of the present value of healthcare liabilities	12.0%
Total amount recognised in statement of total recognised gains and losses:	
Amount (£ million)	15
Percentage of the present value of the plan liabilities	14.8%

Analysis of the movement in deficit in the schemes during the year	2005 £ million	2004 £ million
Deficit as at beginning of year	**(231)**	(300)
Contributions (or benefits paid for unfunded plans)	**39**	41
Current service cost	**(18)**	(18)
Past service cost	**(1)**	–
Settlement/curtailment cost	**–**	–
Other finance charge	**(2)**	(10)
Actuarial (loss)/gain	**(20)**	30
Currency gain	**–**	26
Deficit as at end of the year	**(233)**	(231)

25 Contingent liabilities

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
Loans and overdrafts of subsidiaries, joint ventures, associates and former subsidiaries guaranteed	**20**	22	**789**	527
Trade guarantees	**18**	13	**–**	–

Guarantees given in respect of loans and overdrafts are limited as follows: guarantees given by the Group may not exceed £22 million (2004 – £30 million); guarantees given by Tate & Lyle PLC may not exceed £1,702 million (2004 – £1,403 million).

Other trade guarantees have been given in the normal course of business by the Group and by Tate & Lyle PLC at both 31 March 2005 and 31 March 2004. These are excluded from the figures given above and are in respect of Customs and Excise and Intervention Board for Agricultural Produce bonds, ECGD recourse agreements, letters of credit and tender and performance bonds.

The Group is subject to claims and litigation generally arising in the ordinary course of its business, some of which are for substantial amounts. All such actions are strenuously defended but provision is made for liabilities that are considered likely to arise on the basis of current information and legal advice and after taking into account the Group's insurance arrangements.

Whilst there is always uncertainty as to the outcome of any claim or litigation, it is not expected that claims and litigation existing at the balance sheet date will have a material adverse effect on the Group's financial position.

The contingent liability arising from the outstanding claim against, inter alia, A E Staley alleging high fructose corn syrup price fixing disclosed in the 2004 annual report was settled by the Group during the year. The Group emphatically denied involvement in any wrongdoing, but settled with great reluctance to ensure an end to this lengthy action and to avoid the risk and uncertainty that a US jury trial would have involved. The resulting charge of £55 million has been included as an operating exceptional item, as reported in note 5 on page 70.

26 Financial commitments

The Group leases railway wagons, vehicles, plant and equipment and office buildings through non-cancellable operating leases. Certain of these leases contain escalation clauses, renewal options and purchase options.

	2005 Group £ million	2004 Group £ million	2005 Tate & Lyle PLC £ million	2004 Tate & Lyle PLC £ million
a) Annual rentals payable on operating leases				
i) Plant and machinery				
Leases which expire:				
– Within one year	**5**	1	**–**	–
– Between second and fifth years	**6**	6	**–**	–
– Over five years	**8**	7	**–**	–
	19	14	**–**	–
ii) Land and buildings				
Leases which expire:				
– Within one year	**1**	–	**–**	–
– Between second and fifth years	**3**	1	**–**	–
– Over five years	**16**	6	**3**	3
	20	7	**3**	3
b) Total future rentals payable on operating leases				
Rentals payable:				
– Within one year	**39**	21	**3**	3
– In second year	**19**	18	**3**	3
– In third year	**17**	15	**3**	3
– In fourth year	**17**	14	**3**	3
– In fifth year	**16**	13	**3**	3
– More than five years	**104**	99	**11**	14
	212	180	**26**	29
c) Contracts for capital expenditure				
Expenditure contracted for but not provided for in the accounts	**25**	3	**–**	–

27 Share capital

	2005 £ million	2004 £ million
Authorised share capital of Tate & Lyle PLC		
2,394,000 6½% cumulative preference shares of £1 each	**2**	2
790,424,000 ordinary shares of 25p each (2004 – 790,424,000)	**198**	198
	200	200
Allotted and fully paid		
2,394,000 6½% cumulative preference shares of £1 each (2004 – 2,394,000)	**2**	2
486,471,879 ordinary shares of 25p each (2004 – 482,865,893)	**122**	121
	124	123

Details of shares allotted during the year are given in the Directors' Report on page 40.

On a return of capital on a winding-up, the holders of 6½% cumulative preference shares shall be entitled to £1 per share, in preference to all other classes of shareholders. Holders of these shares are entitled to vote at meetings, except on the following matters: any question as to the disposal of the surplus profits after the dividend on these shares has been provided for, the election of directors, their remuneration, any agreement between the directors and the Company, or the alteration of the Articles of Association dealing with any of such matters.

At 31 March 2005, options had been granted and were still outstanding under the Company's share option schemes as follows:

Options over ordinary shares of 25p each	Savings related schemes	Executive schemes	Total
Outstanding at 31 March 2004	2 134 859	16 711 065	18 845 924
Granted	406 509	5 964 487	6 370 996
Exercised	(320 838)	(5 022 016)	(5 342 854)
Lapsed	(227 119)	(382 934)	(610 053)
Outstanding at 31 March 2005	**1 993 411**	**17 270 602**	**19 264 013**
Options exercisable at 31 March 2004	136 720	616 838	753 558
Options exercisable at 31 March 2005	75 413	3 304 913	3 380 326
Range of option exercise prices (pence)	182 – 410	274 – 494	182 – 494
Weighted average exercise price (pence)	247.7	288.7	284.4
Weighted average remaining life (months)	27.9	92.1	85.5

At 31 March 2005, 34,757,457 ordinary shares were available to be granted as options (2004 – 34,233,337 ordinary shares).

Rights associated with options granted under the executive share option scheme vest three years after the date of grant and are exercisable within ten years after date of grant, at a price equal to market price on the grant date. Exercises of executive share options granted after November 1995 are subject to performance conditions. Rights associated with options granted under the Sharesave scheme vest three, five or seven years after the date of grant, the period being specified at the grant date. Sharesave options are exercisable within six months after the date on which rights are vested, generally at a price either 10% or 20% below market price on the grant date.

Tate & Lyle PLC have taken advantage of the exemption in UITF Abstract 17 from the need to apply the provisions of the Abstract to the Sharesave scheme as the scheme is Inland Revenue approved.

Analysis of ordinary shareholders	No. of holdings	%	Total	%
At 31 March 2005 by size of holding				
Up to 500 shares of 25p each	5 349	27.1	1 485 597	0.3
501 – 1 000	4 834	24.5	3 809 296	0.8
1 001 – 1 500	2 712	13.7	3 408 354	0.7
1 501 – 2 000	1 861	9.4	3 359 937	0.7
2 001 – 5 000	3 259	16.5	10 227 883	2.1
5 001 – 10 000	777	3.9	5 457 315	1.1
10 001 – 200 000	754	3.8	34 721 101	7.1
200 001 – 500 000	98	0.5	31 188 881	6.4
Above 500 000	126	0.6	392 813 515	80.8
	19 770	100.0	486 471 879	100.0

27 Share capital continued

Substantial interests in share capital

The following notifications of significant shareholders' interests had been received by 1 June 2005 under the provisions of the Companies Act 1985.

	Number of shares	*% of ordinary issued share capital notified*
AXA S.A.	79,145,405	16.27
Barclays PLC	53,283,335	10.95
Deutsche Bank AG	14,614,904	3.00
Legal and General Group plc	14,954,390	3.10

28 Reserves

	Share premium £ million	Revaluation reserve £ million	Merger reserve £ million	Other reserves £ million	Profit and loss account (restated) £ million	Total (restated) £ million
Group						
At 31 March 2004	383	37	63	18	365	866
UITF 38 adjustment (note 39)	–	–	–	–	(38)	(38)
At 31 March 2004 (restated)	383	37	63	18	327	828
Issue of new shares	10	–	–	–	–	10
Retained profit for the year	–	–	–	–	48	48
Other transfers	–	(1)	–	(3)	4	–
Net purchase of own shares	–	–	–	–	1	1
Exchange differences	–	1	–	–	7	8
Tax on exchange differences	–	–	–	–	(1)	(1)
At 31 March 2005	**393**	**37**	**63**	**15**	**386**	**894**

Cumulative post-acquisition retained profits of joint ventures and associates included within the profit and loss account reserve amount to £88 million (2004 – £82 million).

Cumulative goodwill written-off to the profit and loss account reserve amounted to £336 million (2004 – £336 million).

The revaluation reserve represents the depreciated value of revaluation surpluses recognised prior to the adoption of FRS15 'Tangible Fixed Assets'. In each period, depreciation relating to these revaluation surpluses is charged to operating profit and a corresponding transfer is made from the revaluation reserve to the profit and loss account reserve. In 2005 the depreciation charge was £1 million (2004 – £1 million).

The merger reserve arose on the acquisition of the minority interests in the former Amylum and Staley in 2000 and is non-distributable.

Other reserves represent the statutory reserves of certain overseas subsidiaries and are non-distributable.

Tate & Lyle PLC	Share premium £ million	Profit and loss account (restated) £ million	Total (restated) £ million
At 31 March 2004	383	201	584
UITF 38 adjustment (note 38)	–	(38)	(38)
At 31 March 2004 (restated)	383	163	546
Issue of new shares	10	–	10
Profit for the year	–	675	675
At 31 March 2005	**393**	**838**	**1 231**

The profit for the year before dividends dealt with in the accounts of the Company amounted to £767 million (2004 – £4 million profit).

After allowing for the proposed final dividend of £65 million, the remaining amount available for the payment of dividends by the Company at 31 March 2005 was £838 million.

29 Reconciliation of operating profit to operating cash flows

	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Operating profit before exceptional items	**225**	206
Depreciation of tangible fixed assets	**115**	106
Operating exceptional item	**(55)**	–
Amortisation	**13**	8
Increase in working capital (note 30)	**(35)**	(31)
Net cash inflow from operating activities	**263**	289

30 Change in working capital

	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
(Increase)/decrease in stocks (note 17)	**(15)**	37
(Increase)/decrease in debtors due within one year (note 18)	**(63)**	19
Increase in debtors due after more than one year (note 18)	**(22)**	(7)
Increase/(decrease) in creditors due within one year (note 20)	**43**	(35)
Increase in creditors due after more than one year (note 22)	**3**	1
Increase/(decrease) in provisions for liabilities and charges (note 23)	**47**	(27)
Movement during the year	**(7)**	(12)
Above movements include the following non-cash elements:		
Exchange differences	**1**	(13)
Acquisitions and disposals during the year	**22**	–
Other items	**(51)**	(6)
Increase in working capital	**(35)**	(31)

Working capital includes provisions and excludes taxation, dividends and items affecting total Group borrowings.

Other items includes the impact of the sucralose realignment and the elimination of balances within debtors and creditors attributable to interest, tangible fixed assets and fixed asset investments.

31 Reconciliation of net cash flow to movement in net debt

	Year to 31 March 2005 £ million	Year to 31 March 2004 £ million
Increase in cash in the year	**17**	17
Cash (outflow)/inflow from (increase)/reduction in debt	**(257)**	25
Cash inflow/(outflow) from management of liquid resources	**170**	(21)
(Increase)/decrease in net debt resulting from cash flows	**(70)**	21
Changes in net debt not involving cash flows:		
(Amortisation)/redemption of bond discount – Convertible Bond 2005	**(1)**	13
	(71)	34
Exchange differences	**8**	49
(Increase)/decrease in net debt during the year	**(63)**	83
Net debt at start of year	**(388)**	(471)
Net debt at end of year	**(451)**	(388)

Liquid resources comprise current asset investments.

32 Analysis of net debt

	At 31 March 2004 £ million	Cash flow £ million	Non-cash movements £ million	Exchange movements £ million	**At 31 March 2005 £ million**
Current asset investments	112	170	–	14	**296**
Cash at bank and in hand	42	17	–	–	**59**
Overdrafts	(5)	1	–	–	**(4)**
Cash and liquid resources	149	188	–	14	**351**
Other borrowings due within one year	(25)	6	–	–	**(19)**
Borrowings due after one year	(512)	(264)	(1)	(6)	**(783)**
Borrowings	(537)	(258)	(1)	(6)	**(802)**
Net debt	(388)	(70)	(1)	8	**(451)**

33 Fair value of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors. Fair value is defined as the amount at which a financial instrument could be exchanged in an arm's-length transaction between informed and willing parties, excluding accrued interest, and is calculated by reference to market rates discounted to current value. Where market values are not available, fair values have been calculated by discounting cash flows at prevailing interest and exchange rates. All debt and financial instruments used to manage the interest rate and currency of borrowings with a maturity of less than three months after the balance sheet date are assumed to have a fair value equal to the book value. The book values are the amounts recorded in the balance sheet and include premium payments or receipts which are recognised over the period to which the relevant instrument relates. Initial margin deposits held by brokers as collateral in respect of open futures positions are excluded from the currency risk disclosures. The major financial risks facing the Group and the objectives and policies for holding financial instruments are discussed in the Operating and Financial Review on pages 10 to 37.

The fair value of the Group's financial instruments at 31 March 2005 was:

	2005 Book value £ million	**2005 Fair value £ million**	2004 Book value £ million	2004 Fair value £ million
Financial instruments held or issued to finance the Group's operations:				
Fixed asset investments	**–**	**–**	6	6
Cash at bank and in hand	**59**	**59**	42	42
Current asset investments	**296**	**296**	112	112
Borrowings (i)	**(806)**	**(838)**	(542)	(581)
Non-equity shares	**(2)**	**(2)**	(2)	(2)
Loans to associates and joint ventures	**5**	**5**	4	4
Financial instruments used to manage the interest rate and currency borrowings:				
Interest and currency related derivatives	**4**	**(2)**	6	4
Financial instruments used to hedge future transactions:				
Commodity and currency related instruments	**5**	**–**	8	13
Derivative financial instruments held for trading:				
Commodity derivatives (ii)	**(1)**	**(1)**	4	4

(i) Borrowings include the effect of cross-currency swaps used in managing the Group's currency and interest rate risk. The book value of these swaps at 31 March 2005 was £13 million asset (2004 – £14 million asset) and the fair value was £15 million asset (2004 – £16 million asset).

(ii) The fair values of commodity derivatives are calculated as the product of the volume and the difference between their strike or traded price and the corresponding market prices. The market price is based upon the corresponding closing price of that market. Where there is no terminal market and/or the market is illiquid, the market price is based upon management estimates, taking into consideration all relevant current market and economic factors.

34 Currency and interest rate exposure of financial assets and liabilities

Financial assets and liabilities analysed below exclude short-term debtors and creditors.

After taking into account the various interest rate and cross-currency interest rate swaps entered into by the Group, the currency and interest rate exposure of the financial liabilities of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2005				
Sterling	**(1)**	**1**	**2**	**2**
US dollars	**235**	**134**	**–**	**369**
Canadian dollars	**–**	**1**	**–**	**1**
Euro	**86**	**344**	**–**	**430**
Others	**–**	**6**	**–**	**6**
Total	**320**	**486**	**2**	**808**
Of which:				
– Gross borrowings	**320**	**486**	**–**	**806**
– Non-equity shares	**–**	**–**	**2**	**2**
	320	**486**	**2**	**808**

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2004				
Sterling	(1)	(70)	2	(69)
US dollars	177	157	–	334
Canadian dollars	–	39	–	39
Euro	150	82	–	232
Others	–	8	–	8
Total	326	216	2	544
Of which:				
– Gross borrowings	326	216	–	542
– Non-equity shares	–	–	2	2
	326	216	2	544

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2005			
Sterling	**6.5%**	**7.2**	**–**
US dollars	**5.0%**	**9.6**	**–**
Euro	**5.7%**	**1.5**	**–**
Average	**5.7%**	**6.4**	**–**

34 Currency and interest rate exposure of financial assets and liabilities continued

	Average interest rate of fixed rate liabilities	Average years to maturity of fixed rate liabilities	Average years to maturity of non-interest bearing liabilities
At 31 March 2004			
Sterling	6.7%	8.2	–
US dollars	4.5%	2.5	–
Euro	5.7%	3.5	–
Average	5.7%	4.5	–

The floating rate borrowings, cash and current asset investments bear interest based on relevant national LIBOR equivalents or government bond rates.

The maturity of the Group's financial liabilities was:

	Total financial liabilities		Gross borrowings		Net borrowings	
	2005 £ million	2004 £ million	**2005 £ million**	2004 £ million	**2005 £ million**	2004 £ million
Within 1 year	**31**	30	**31**	30	**(324)**	(124)
Between 1 and 2 years	**312**	8	**312**	8	**312**	8
Between 2 and 5 years	**7**	311	**7**	311	**7**	311
More than 5 years	**458**	195	**456**	193	**456**	193
	808	544	**806**	542	**451**	388

Financial liabilities maturing after more than five years include £2 million (2004 – £2 million) in respect of non-redeemable 6½% cumulative preference shares.

The currency and interest rate exposure of the financial assets of the Group was:

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2005				
Sterling	**–**	**97**	**11**	**108**
US dollars	**–**	**169**	**2**	**171**
Canadian dollars	**–**	**23**	**–**	**23**
Euro	**–**	**51**	**5**	**56**
Others	**–**	**20**	**–**	**20**
Total	**–**	**360**	**18**	**378**
Of which:				
– Fixed asset investments	**–**	**5**	**–**	**5**
– Current asset investments	**–**	**296**	**–**	**296**
– Working capital	**–**	**–**	**18**	**18**
– Cash at bank and in hand	**–**	**59**	**–**	**59**
	–	**360**	**18**	**378**

As at 31 March 2005, current asset investments include foreign exchange instruments with a net sterling value of £9 million (2004 – £3 million, presented within financial liabilities). As at 31 March 2005, the foreign exchange instruments represent synthetic sterling deposits of £nil million (2004 – £71 million) and synthetic euro deposits with a sterling value of £176 million (2004 – £187 million), synthetic US dollar borrowings with a sterling value of £70 million (2004 – £216 million), synthetic Canadian dollar borrowings with a sterling value of £87 million (2004 – £38 million) and other synthetic foreign currency borrowings with a sterling value of £10 million (2004 – £7 million).

The Group also has financial assets relating to cross-currency swaps with a nominal value of £200 million (2004 – £200 million), an average interest rate of 6-month LIBOR plus 155 basis points (2004 – 4.5%) and average maturity of 7.3 years (2004 – 2.5 years). These fixed rate instruments have been shown on a net basis within the financial liabilities table.

34 Currency and interest rate exposure of financial assets and liabilities continued

	Fixed rate £ million	Floating rate £ million	Non-interest bearing £ million	Total £ million
At 31 March 2004				
Sterling	–	49	6	55
US dollars	6	66	11	83
Canadian dollars	–	9	–	9
Euro	–	22	1	23
Others	–	12	–	12
Total	6	158	18	182
Of which:				
– Fixed asset investments	6	4	–	10
– Current asset investments	–	112	–	112
– Working capital	–	–	18	18
– Cash at bank and in hand	–	42	–	42
	6	158	18	182

The instruments used for hedging Group exposure to movements in interest rates, exchange rates and commodity prices are detailed in the Operating and Financial Review on pages 10 to 37. Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. An analysis of these unrecognised gains and losses is as follows:

	Gains £ million	Losses £ million	Total net gains/(losses) £ million
Unrecognised gains and losses on hedges at 31 March 2004	12	(9)	3
Transferred from losses to gains	(7)	7	–
Transferred from gains to losses	–	–	–
Deduct: Gains and losses arising in previous years that were recognised in 2005	(5)	–	(5)
Gains and losses arising before 31 March 2004 that were not recognised in 2005	**–**	**(2)**	**(2)**
Gains and losses arising in 2005 that were not recognised in 2005	18	(11)	7
Unrecognised gains and losses on hedges at 31 March 2005	**18**	**(13)**	**5**
Of which:			
– Gains and losses expected to be recognised in 2006 financial year	7	(1)	6
– Gains and losses expected to be recognised in 2007 financial year or later	11	(12)	(1)
	18	**(13)**	**5**

Gains and losses on certain financial instruments are recognised on the Group's balance sheet but their recognition in the Group's profit and loss account is deferred until future periods. Deferred gains at 31 March 2004 were £7 million, of which £6 million was recognised in 2005. A further £22 million of deferred gains arose in the year. £18 million of these gains are expected to be recognised in the 2006 financial year. Deferred losses at 31 March 2004 were £9 million, of which £5 million was recognised in 2005. £4 million of deferred losses arose in the period, £4 million of these losses are expected to be recognised in 2006.

35 Currency analysis of net assets

	Net operating assets, dividends and tax balances £ million	Net borrowings £ million	2005 Total net assets £ million	2004 Total net assets (restated) £ million
The Group's borrowings and net assets by currency at 31 March 2005 are:				
Sterling	**168**	**95**	**263**	338
US dollars	**578**	**(273)**	**305**	228
Canadian dollars	**53**	**(64)**	**(11)**	18
Euro	**553**	**(207)**	**346**	262
Others	**146**	**(2)**	**144**	132
Total net assets	**1 498**	**(451)**	**1 047**	978

The amounts shown above for net borrowings and total net assets are after taking into account various cross-currency interest rate swaps and forward foreign exchange contracts entered into by the Group. There are no material transactional currency exposures in the Group.

36 Sale of subsidiaries

During 2005, there were no Group disposals. In 2004, the Group disposed of Orsan S.A., its European MSG business.

The profit recognised during 2004 on disposal of Orsan S.A. was as follows:

	£ million
Sale proceeds	41
Net assets sold:	
Tangible fixed assets	(41)
Stock	(10)
Debtors	(1)
Creditors	9
Provisions	2
Profit on disposal	–

Sale proceeds recognised during the year comprised:

	£ million
Cash	41
Additional net payments relating to prior year disposals	(2)
Total	39

Orsan S.A. contributed the following amounts to cash flows during the year prior to disposal:

	£ million
Cash flow from operating activities	4
Capital expenditure and financial investment	6
Net cash inflow before financing	10

37 Acquisitions

a) Sucralose

In April 2004, the Group completed the realignment of its sucralose activities with McNeil Nutritionals (McNeil), a Johnson & Johnson company, achieved through the separation of that business into its constituent Ingredient and Tabletop parts. The Group acquired the sucralose Ingredients business and manufacturing assets from McNeil for an initial consideration of £72 million (including transaction costs). In addition, there are contingent deferred payments and receipts that reflect continued participation in the success of each party's ongoing sucralose activities.

The formal unwinding of the earlier Sucralose Global Alliance arrangements, which included the termination of certain pre-existing contractual rights and obligations as well as mutual intellectual property and other asset transfers, gave rise to a tax liability of £19 million in the year ended 31 March 2005. A related deferred tax asset with a discounted value of £15 million has been recognised at 31 March 2005 reflecting a timing difference between the accounting and taxable profits in the current year.

37 Acquisitions continued

The assets acquired upon realignment were as follows:

	Book value £ million	Fair value adjustments £ million	Fair value £ million
Patents	–	32	32
Tangible fixed assets	76	(19)	57
Stock	21	–	21
Net Assets acquired	97	13	110
Deferred tax			15
Goodwill			23
Consideration			148
Consideration satisfied by:			
Net Cash paid			70
Related costs of acquisition			2
Tax liability			19
Deferred consideration			57
			148

All amounts have been retranslated at an exchange rate of US$1.8172 = £1.

The book value of the assets has been taken from the management accounts of McNeil Nutritionals at the date of acquisition at actual exchange rates on that date.

The fair value adjustments relate to the recognition of patents and write down of fixed assets to market value.

The deferred consideration is payable upon the achievement of certain minimum targets in respect of ingredient sales of sucralose made by the Group. This represents the Group's best estimate of the liability arising from this obligation. Further performance related payments up to a maximum of $200 million may become payable between 2 April 2004 and 1 April 2009. Initial estimates of the deferred consideration will be revised as further and more certain information becomes available, with corresponding adjustments to goodwill.

As part of the transaction, the Group receives deferred receipts from McNeil dependent upon sales of sucralose tabletop products made by McNeil for ten years from the date of completion of the transaction. Receipts, which are expected to at least match the deferred payments, are only recognised in the periods in which they are earned.

In the year to 31 March 2005, the acquired business contributed operating profit before interest, exceptional items and amortisation of £52 million to the 'Sweeteners & Starches – Americas' segment. The business was acquired on 2 April 2004.

For the year ended 31 December 2003, profit before interest, exceptional items and amortisation was £21 million on a pro forma basis.

b) Other

During the year, the Group acquired the remaining 80% shareholding in Tate & Lyle South Africa for £3 million. Net assets of £1 million were acquired, giving rise to £2 million goodwill on consolidation.

38 Prior period adjustments

The Group has adopted Urgent Issues Task Force, Abstract 38 (UITF38) *Accounting for ESOP Trusts* in the year to 31 March 2005. As a result, shares in the Company held through an employee share scheme trust which were previously reported as investments are now recorded as a deduction from equity shareholders' funds. At 31 March 2004, the carrying value of these shares was £38 million which has been set against the profit and loss reserve of the balance sheet. The comparative figures for balance sheet, profit and loss reserve and classifications within the cash flow statement have been restated to reflect the change in treatment such that shareholders' funds at 31 March 2004 have been reduced by £38 million.

The Group has also adopted UITF17 (as revised) which results in the cost of the awards made under the Group's share schemes now being calculated with reference to the fair value of the shares at the date of award rather than the cost of the shares purchased by the Group. The impact of this revision on the charges made in respect of the share schemes is not material.

Main subsidiaries and investments at 31 March 2005

Subsidiaries based in the UK[1]	Type of business	Percentage of equity attributable to Tate & Lyle PLC
Tate & Lyle UK Limited	Cereal sweeteners & starches	100
Orsan S.A. Limited	Holding company	80.1
Redpath (UK) Limited	Holding company	100
The Molasses Trading Company Limited	Holding company	100
Tate & Lyle Fermentation Products Limited	Holding company	100
Tate & Lyle Holdings Limited[2, 3]	Holding company	100
Tate & Lyle Industrial Holdings Limited[2]	Holding company	100
Tate & Lyle Industries Limited	See below	100
Tate & Lyle International Finance PLC[2]	In-house treasury company	100
Tate & Lyle Investment Services Limited	Holding company	100
Tate & Lyle Investments Limited[2]	Holding company	100
Tate & Lyle Investments (USA) Limited	Holding company	100
Tate & Lyle Sugar Quay Investments Limited[2]	Holding company	100
Tate & Lyle Ventures Limited[2]	Holding company	100
United Molasses (Ireland) Ltd[4]	Molasses	50

1. Registered in England and Wales, except United Molasses (Ireland) Ltd, which is registered in Northern Ireland.
2. Direct subsidiaries of Tate & Lyle PLC.
3. Tate & Lyle PLC holds directly 78.5% of Tate & Lyle Holdings Limited.
4. Non-coterminous year-end.

Main operating units of Tate & Lyle Industries Limited	Type of business
Tate & Lyle Citric Acid	Citric acid
Tate & Lyle Thames (Process Technology)	Sugar technology
Tate & Lyle Sugars, Europe	Sugar refining and trading, molasses and bulk liquid storage

Subsidiaries operating overseas		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Barbados	Caribbean Antilles Molasses Company Limited	Molasses		100
Belgium	Tate & Lyle Europe N.V.	Cereal sweeteners & starches		100
	Tate & Lyle Molasses Belgium N.V.	Molasses		100
Bermuda	Tate & Lyle Management & Finance Limited	Management & finance		100
	Tate & Lyle Reinsurance Limited	Reinsurance		100
British Virgin Islands	Anglo Vietnam Sugar Investments Limited	Holding company		75
Brazil	Tate & Lyle Brasil S.A.[1]	Citric acid and sugar trading		100
Canada	Tate & Lyle Canada Limited	Sugar refining		100
China	Orsan Guangzhou Gourmet Powder Company Limited[1]	Glutamate producer	(51)	41
France	Tate & Lyle France SAS	Cereal sweeteners & starches		99.6
	France Melasse SA[1]	Molasses	(61.6)	40.6
	Société Européenne des Mélasses SA[1]	Holding company		66
Germany	Tate & Lyle Molasses Germany GmbH	Molasses		100
Greece	Tate & Lyle Greece SA	Cereal sweeteners & starches		99
India	Tate & Lyle Investments (India) Pvt Ltd	Holding company		100
Italy	Tate & Lyle Molasses Italy SrL	Molasses		100
Mauritius	The Mauritius Molasses Company Limited	Molasses		66.7
Mexico	Mexama, SA de CV[1]	Citric acid		65.4
	Tate & Lyle Mexico SA de CV[1]	Holding company		100
Morocco	Tate & Lyle Morocco S.A.	Cereal sweeteners & starches	(100)	97.4
Mozambique	Companhia Exportadora de Melaços	Molasses		100
Netherlands	Tate & Lyle Netherlands B.V.	Cereal sweeteners & starches	(100)	97.4
	Tate & Lyle Molasses Holland BV	Molasses		100
	Tate & Lyle Holland BV	Holding company		100
Norway	Tate & Lyle Norge A/S	Sugar distribution		100

Subsidiaries operating overseas continued		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Portugal	Alcântara Empreendimentos SGPS, SA[1]	Holding company		100
	Tate & Lyle Açucares Portugal, SA[1]	Sugar refining		100
	Tate & Lyle Molasses Portugal Ltda[1]	Molasses		100
South Africa	Tate & Lyle South Africa (Pty) Ltd	Molasses		100
Spain	Tate & Lyle Spain S.A.	Cereal sweeteners & starches		97.4
	Tate & Lyle Molasses Spain S.A.	Molasses		100
Trinidad	Caribbean Bulk Storage and Trading Company Ltd[1]	Molasses		100
USA	Tate & Lyle Ingredients Americas, Inc	Cereal sweeteners & starches		100
	Tate & Lyle Inc	Cereal sweeteners & starches		100
	Staley Holdings Inc	Holding company		100
	Tate & Lyle Finance, Inc	In-house banking		100
	Tate & Lyle LLC	Holding company		100
	Tate & Lyle Holdings (US) LLP	Holding company		100
	Tate & Lyle Sucralose, Inc	High intensity sweeteners		100
	TLI Holdings Inc	In-house banking		100
Vietnam	Nghe An Tate & Lyle Sugar Company Limited	Cane sugar manufacture	(80.9)	60.7

1. Non-coterminous year-end.

Joint ventures		Type of business		Percentage of equity attributable to Tate & Lyle PLC
Bermuda	Astaxanthin Partners Ltd	Citric acid		50
Bosnia	Tate & Lyle E.U. Ltd	Cereal sweeteners & starches		50
Bulgaria	Amylum Bulgaria AD[1, 3]	Cereal sweeteners & starches	(96.9)	47.2
Colombia	Sucromiles SA[3]	Citric acid		50
Czech Republic	Eastern Sugar Ceska Republica as[2, 3]	Sugar beet processing	(94.5)	47.3
France	Sedalcol SNC	Cereal processing (alcohol)		50
Hungary	Hungrana kft[1, 3]	Cereal sweeteners & starches	(50)	25
	Eastern Sugar Rt[2, 3]	Sugar beet processing	(100)	50
	Eastern Sugar kft[2, 3]	Holding company	(100)	50
Ireland	Premier Molasses Company Ltd[3]	Molasses		50
Italy	Sedamyl SpA	Cereal sweeteners & starches		50
Mexico	Almidones Mexicanos SA[3]	Cereal sweeteners & starches		50
	Grupo Industrial Azucarero de Occidente SA de CV[3]	Cane sugar manufacture		49
Netherlands	Eastern Sugar BV[3]	Holding company		50
	Eaststarch CV	Holding company		50
Romania	Amylum Romania SA[1, 3]	Cereal sweeteners & starches	(81.3)	39.6
Slovakia	Amylum Slovakia spol sro[1, 3]	Cereal sweeteners & starches	(100)	48.7
	Eastern Sugar sro[2, 3]	Holding company	(100)	50
	Eastern Sugar Slovensko as[2, 3]	Sugar beet processing	(95.6)	47.8
Spain	Compania de Melazas SA[3]	Molasses		50
Turkey	Amylum Nisasta[1]	Cereal sweeteners & starches	(100)	50

The share capital held is of ordinary shares.

1. Share capital held by Eaststarch CV.
2. Share capital held by Eastern Sugar BV.
3. Non-coterminous year-end.

Associate		Type of business	Percentage of equity attributable to Tate & Lyle PLC
Thailand	Tapioca Development Corporation[1]	Starch production	33.3

1. Non-coterminous year-end.

Particulars of other subsidiaries and associated undertakings which are either not material or are dormant will be included in the forthcoming Annual Return.

The proportion of shares held by Tate & Lyle PLC, its subsidiaries, joint ventures and associates is shown in brackets where it is different from the percentage of equity attributable to Tate & Lyle PLC.

Adoption of International Financial Reporting Standards (IFRS)

Adoption of International Financial Reporting Standards (IFRS)

Introduction

The Group currently prepares its financial statements in accordance with UK generally accepted accounting principles (UK GAAP). With effect from 1 April 2005, in accordance with European law, we will be preparing financial statements under International Financial Reporting Standards (IFRS).

In order to explain how the Group's reported performance and financial position are affected by this change, the following unaudited financial information is provided below:

- Consolidated balance sheets under IFRS as at 1 April 2004, 30 September 2004 and 31 March 2005;
- Consolidated income statements under IFRS for the six months to 30 September 2004 and year to 31 March 2005;
- Consolidated statements of recognised income and expense under IFRS for the six months to 30 September 2004 and year to 31 March 2005;
- Consolidated statements of changes in equity under IFRS for the six months to 30 September 2004 and 31 March 2005;
- Consolidated statements of cash flows under IFRS for the six months to 30 September 2004 and year to 31 March 2005;
- Proforma changes in reported Group net borrowings at 1 April 2005 under IFRS;
- Reconciliation of consolidated balance sheet under IFRS to UK GAAP as at 1 April 2004, 30 September 2004 and 31 March 2005;
- Reconciliation of consolidated income statement under IFRS to UK GAAP for the six months to 30 September 2004 and 31 March 2005

It should be noted that, although this financial information has been prepared on the basis of IFRS expected to be in place for use by EU-listed companies as at 31 March 2006, these standards are subject to ongoing review and endorsement by the European Commission and are, therefore, still subject to potential change. Information contained within this appendix may require further updating for audit adjustments or subsequent amendments to IFRS, and related guidance.

The IFRS information contained in this appendix is unaudited.

Basis of preparation

The financial information contained in this appendix has been prepared based on IFRS published by 31 March 2005. It has been assumed that the European Commission will subsequently endorse the amendment to IAS 19 *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures*.

Transitional arrangements and transition date

The rules for first-time adoption of IFRS are set out in IFRS 1 *First-time Adoption of International Financial Reporting Standards*. Since the financial statements for the year to 31 March 2006 include comparatives for the year to 31 March 2005, the Group's date of transition to IFRS will be 1 April 2004. As required by IFRS 1, estimates carried forward at the transition date, including but not limited to assessments of provisions and contingent liabilities (and, where applicable, adjusted to comply with IFRS) are consistent with estimates made prior to transition. In accordance with IFRS 1, the Group must define accounting policies compliant with IFRS at its first reporting date and apply these policies retrospectively to each period presented. IFRS 1 allows a number of optional exemptions and also contains certain mandatory exceptions to this principle in order to ease the transition requirements of first-time adoption.

The Group has applied the following exemptions available under IFRS 1:

- The Group has applied IFRS 3 *Business Combinations* prospectively with effect from the transition date. The effect of this decision is detailed in paragraph (d) below.
- Certain items of property, plant and equipment are carried under UK GAAP at amounts based upon valuations. The Group has applied the exemption which permits a first-time adopter to use a previous GAAP revaluation of an item of property, plant and equipment as deemed cost. Consequently, there is no adjustment to the previous carrying value under UK GAAP.
- As permitted by IFRS 1 the Group has recognised all cumulative actuarial gains and losses at the transition date for all employee benefit plans falling within the scope of IAS 19 *Employee Benefits*. This means that the net deficit on the Group's employee benefit plans will be included within net assets at 1 April 2004.
- The Group has applied the IFRS 1 exemption from the requirement for retrospective application of IAS 21 *The Effects of Changes in Foreign Exchange Rates* in respect of cumulative translation differences. This means that the Group has elected not to classify any retained earnings arising prior to 1 April 2004 within cumulative translation differences, which are, therefore, deemed to be zero at the transition date.
- The Group has applied the IFRS 1 exemption from the requirement to restate its comparative information for the effects of adopting IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts*. The Group will not restate comparative information at 1 April 2004 or for the year to 31 March 2005 for these standards.
- As permitted under IFRS 1 and IFRS 2 *Share-based Payment*, the Group has made no adjustment in either the income statement or balance sheet for share option grants that occurred prior to 7 November 2002.

Key changes in accounting policies
The following notes highlight the main differences between UK GAAP and IFRS that have a material effect on the financial statements of the Group.

(a) Share-based payment
Under UK GAAP, the Group recognised a charge in respect of employee share options based on the difference between the exercise price of the option and the market value of a Tate & Lyle share at the grant date. Accordingly, only grants made under the Tate & Lyle 2003 Performance Share Plan attracted a charge under UK GAAP, based on their intrinsic value. IFRS 2 requires the Group to recognise a charge reflecting the fair value of all employee share options granted since 7 November 2002 that had not vested by the date of transition of 1 April 2004.

The UK GAAP charge for the year to 31 March 2005 totalled £2 million, reflecting expense for two years of option grants. The impact of IFRS on profit before taxation for the year to 31 March 2005 is an additional charge of £2 million (six months to 30 September 2004 – additional charge of £1 million). In the year to 31 March 2006, the IFRS charge will increase to reflect expense covering three years of option grants.

Net assets increased by £3 million at 31 March 2005 (30 September 2004 – £1 million; 1 April 2004 – £nil million) reflecting the deferred taxation impact.

(b) Employee benefits
Tate & Lyle operates a number of pension and post-retirement healthcare schemes and has both defined benefit and defined contribution plans. Under UK GAAP, the Group accounted for these schemes in accordance with SSAP 24, which requires that the expected cost be charged to the profit and loss account so as to accrue cost over the service lives of employees on the basis of a constant percentage of earnings.

Under IAS 19, the net surplus or deficit for each defined benefit scheme is calculated based on the present value of the discounted obligation less the fair value of the plan assets. The Group has elected to adopt early the amendment to IAS 19 issued by the IASB on 16 December 2004, which allows all actuarial gains and losses to be immediately charged or credited to equity through the statement of recognised income and expense.

The charge to the income statement under IAS 19 comprises the current service cost, interest cost on scheme liabilities, expected return on scheme assets, past service cost and the impact of any settlements or curtailments.

The impact on profit before taxation for the year to 31 March 2005 is a credit of £4 million (six months to 30 September 2004 – £2 million). Net assets at 31 March 2005 reduced by £117 million (30 September 2004 – £105 million; 1 April 2004 – £99 million). The impact on net assets reflects the reversal of prepayments and liabilities previously reported under UK GAAP and recognition of assets and liabilities measured in accordance with IFRS, including those of joint ventures, adjusted for the impact of deferred taxation.

(c) Intangible assets
Research and development
Under UK GAAP, the Group expensed all research and development costs as incurred. Under IFRS, the Group is required to capitalise development costs where this expenditure meets the recognition criteria set out in IAS 38 *Intangible Assets*. Research costs continue to be expensed as incurred.

The capitalisation under IFRS of development costs expensed during the 2005 financial year under UK GAAP increased profit before taxation under IFRS by £1 million in the year to 31 March 2005 (six months to 30 September 2004 – £1 million). The charge in the year to 31 March 2005 under IFRS for the amortisation of development costs capitalised in previous periods reduces profit before taxation by £1 million compared to UK GAAP (six months to 30 September 2004 – £1 million). Overall, the impact on profit before tax in the year to 31 March 2005 is £nil million (six months to 30 September 2004 £nil million).

The impact on net assets under IFRS, reflecting the capitalisation of costs previously expensed as incurred under UK GAAP, after adjusting for the impact of deferred taxation, is an increase of £5 million at 31 March 2005 (30 September 2004 – £5 million; 1 April 2004 – £5 million).

Reclassification of capitalised software costs
Under UK GAAP, software assets were included as part of property, plant and equipment, whereas under IFRS, unless they are integral to another fixed asset, they are included as part of intangible assets. In the balance sheet, a reclassification of £4 million from property, plant and equipment to intangible assets was reflected under IFRS at 31 March 2005 (30 September 2004 – £4 million; 1 April 2004 – £4 million). There was no impact on either profit before taxation or total net assets under IFRS.

The treatment of goodwill under IFRS is discussed in the following note.

(d) Business combinations

IFRS 3 *Business Combinations* introduces significant changes to the accounting for acquisitions compared to UK GAAP. The international standard requires recognition of all intangible assets that meet the IAS 38 recognition criteria. Any goodwill arising from business combinations is not amortised under IAS 38, but is subject to impairment tests annually or whenever there is an indication of impairment. Negative goodwill is recognised immediately in the income statement.

The requirement to cease amortising goodwill has the impact of increasing profit before taxation by £9 million in the year to 31 March 2005 (six months to 30 September 2004 – £5 million). Net assets at 31 March 2005 increased by £9 million (30 September 2004 – £5 million; 1 April 2004 – £nil million).

IFRS 3 requires the Group to record inventories acquired in a business combination at an amount equivalent to the selling price of those inventories, less costs of disposal and a reasonable profit allowance for the subsequent selling effort of the Group. UK GAAP requires acquired inventories to be recorded at cost.

In the case of the sucralose realignment, this leads to the Group's acquired inventory being valued at an amount £4 million higher under IFRS than under UK GAAP, resulting in an increased charge under IFRS during both the year to 31 March 2005 and the six months to 30 September 2004 of £4 million. Net assets at 31 March 2005 reduced by £4 million (30 September 2004 – £4 million; 1 April 2004 – not applicable).

(e) Accounting for joint ventures

Under UK GAAP, the Group accounted for joint ventures using the gross equity method, showing its share of joint venture turnover as part of total turnover, and its share of operating profit separately on the face of the profit and loss account. Under IFRS, the Group has elected to account for joint ventures using proportionate consolidation, whereby its share of each of the assets, liabilities, income and expenses is combined line by line with similar items in the Group's financial statements.

While this change does not alter total net assets, it has a significant impact on the classification of assets and liabilities within the Group's balance sheet. Profit before taxation remains unchanged for all periods presented.

(f) Taxation

There is no difference in accounting for current taxation between UK GAAP and IFRS.

In respect of deferred taxation, under UK GAAP, the Group recognised deferred taxation only on timing differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements. Under IAS 12 *Income Taxes*, deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Under UK GAAP, the Group elected to discount deferred tax as permitted by FRS 19. Discounting of deferred tax is not permitted under IFRS.

The impact on the taxation charge for the year to 31 March 2005 is a credit of £2 million (six months to 30 September 2004 – £1 million) reflecting the reversal of the discounting effect recognised under UK GAAP. Net assets at 31 March 2005 reduced by £29 million (30 September 2004 – £31 million; 1 April 2004 – £30 million), due to the reversal of the discounting effect recognised under UK GAAP as well as the recognition of deferred taxation in respect of the unremitted earnings of certain overseas investments.

(g) Other

Events after the balance sheet date

Under UK GAAP, the Group recognised a provision for the dividend declared within its financial statements. IFRS specifically states that dividends approved by the relevant authority after the reporting date do not meet the definition of a present obligation and should not therefore be recognised. The impact of this is to increase net assets at 31 March 2005 by £65 million (30 September 2004 – £27 million; 1 April 2004 – £62 million).

Other

Other adjustments, relating to sundry reclassifications and remeasurements, increase net assets by £6 million at 31 March 2005 (30 September 2004 – £5 million; 1 April 2004 – £5 million).

Financial instruments

There is currently no standard that comprehensively addresses accounting for financial instruments under UK GAAP. As noted above, the Group has applied the IFRS 1 exemption from the requirement to restate its comparative information for the effects of adopting IAS 32 *Financial Instruments: Disclosure and Presentation*, IAS 39 *Financial Instruments: Recognition and Measurement* and IFRS 4 *Insurance Contracts*. Therefore, the Group will adopt these standards with effect from 1 April 2005.

The Group distinguishes between financial instruments held for trading purposes and those held for hedging purposes.

Under UK GAAP, trading instruments were marked to market using externally derived market prices. Gains or losses were recognised immediately in the profit and loss account. The Group will continue to account for financial instruments held for trading under IFRS on the same basis.

For hedging instruments, the Group applied a form of hedge accounting which enabled changes in the market value of financial instruments to be matched in the profit and loss account with recognition of the underlying hedged exposure.

Under IFRS, the Group will recognise all derivative financial instruments on the balance sheet at inception at fair value. IAS 39 places significant restrictions on the use of hedge accounting as specific designation and effectiveness criteria must be satisfied.

The use of fair values in measuring derivative financial instruments may lead to greater volatility in the Group's balance sheet. Since the Group may not achieve hedge accounting for all instruments used for hedging purposes, the income statement may become more volatile under IFRS.

Our European Food & Industrial Ingredients business operates a securitisation programme under which it receives cash from selling amounts receivable from customers. The facility of US$85 million (£45 million) was fully utilised at 31 March 2005. Under UK GAAP, the amounts received under this facility are linked in presentation to the original amounts receivable. Under IAS 39, the amounts received will be included in borrowings.

Proforma changes in Group net borrowings

The adoption of IFRS does not have any material impact on the underlying cash flows of the Group. However, the adoption is expected to lead to a number of recognition and classification differences that are likely to impact the Group's reported net borrowings. The following table summarises the anticipated effect of these differences.

Proforma net debt at 1 April 2005 under IFRS	£ million
Net debt at 31 March 2005 under UK GAAP	451
Net debt of joint ventures recognised under proportionate consolidation	20
Net debt at 31 March 2005 under IFRS	471
Adjustments upon adoption of IAS 39:	
Reclassification of receivables securitisation	45
Net debt at 1 April 2005 under IFRS	516

Note: The fair value component of derivative financial instruments used to modify the currency profile of the Group's borrowings will continue to be classified within net debt.

Consolidated Balance Sheets prepared in accordance with IFRS

	As at 31 March 2005 £ million Unaudited	As at 30 September 2004 £ million Unaudited	As at 1 April 2004 £ million Unaudited
ASSETS			
Non-current assets			
Property, plant and equipment	**1 262**	1 266	1 195
Intangible assets	**198**	212	156
Investments in associates	**3**	3	3
Other non-current assets	**29**	37	42
	1 492	1 518	1 396
Current Assets			
Inventories	**372**	321	344
Trade and other receivables	**418**	418	351
Current asset investments	**1**	14	14
Cash and cash equivalents	**384**	130	157
	1 175	883	866
TOTAL ASSETS	**2 667**	2 401	2 262
SHAREHOLDERS' EQUITY			
Capital and reserves attributable to the Company's equity holders:			
Share capital and capital reserves	**483**	465	469
Other reserves	**122**	125	125
Retained earnings	**351**	315	300
	956	905	894
Minority interest	**29**	30	27
TOTAL SHAREHOLDERS' EQUITY	**985**	935	921
LIABILITIES			
Non-current liabilities			
Trade and other payables	**8**	2	8
Borrowings	**788**	527	524
Deferred income tax liabilities	**29**	35	47
Retirement benefit obligations	**244**	245	242
Provisions for other liabilities and charges	**118**	115	69
	1 187	924	890
Current Liabilities			
Bank overdrafts	**15**	11	15
Trade and other payables	**404**	358	342
Current income tax liabilities	**23**	27	42
Borrowings	**53**	146	52
	495	542	451
TOTAL LIABILITIES	**1 682**	1 466	1 341
TOTAL LIABILITIES AND EQUITY	**2 667**	2 401	2 262

The adjustments made to previously reported UK GAAP financial information are described on pages 104 to 107.

Consolidated Income Statements prepared in accordance with IFRS

	Year to 31 March 2005 £ million Unaudited	Six months to 30 September 2004 £ million Unaudited
Sales	**3 339**	1 666
Operating profit	**229**	96
Share of net result of associates	**–**	–
Net finance cost	**(24)**	(13)
Profit before taxation	**205**	83
Taxation	**(51)**	(19)
Profit for the period	**154**	64
Attributable to:		
Equity holders of the Company	**150**	61
Minority interest	**4**	3
	154	64
Profit before tax, amortisation and UK GAAP exceptional items	**254**	128
Earnings per share expressed in pence per share		
Basic	**31.8p**	12.9p
Diluted	**31.4p**	12.9p
Adjusted*	**38.2p**	18.9p

*Before amortisation and UK GAAP exceptional items.

The adjustments made to previously reported UK GAAP financial information are described on pages 104 to 107.

Consolidated Statement of Recognised Income and Expense prepared in accordance with IFRS

	Year to 31 March 2005 £ million Unaudited	Six months to 30 September 2004 £ million Unaudited
Profit for the period	**154**	64
Employee post-employment benefits:		
– net actuarial losses on post-employment benefits plans	**(19)**	(7)
– deferred taxation recognised directly in equity	**5**	3
Total recognised income for the period	**140**	60

Consolidated Statement of Changes in Equity prepared in accordance with IFRS

	Attributable to the equity holders of the Company £ million Unaudited	Minority interest £ million Unaudited	Total equity £ million Unaudited
Balance at 1 April 2004	**894**	**27**	**921**
Profit for the six months to 30 September 2004	61	3	64
Net actuarial losses on defined benefits obligations, net of tax	(4)	–	(4)
Net exchange adjustments, net of tax	22	1	23
Employee share option scheme:			
– value of employee services	2	–	2
– deferred taxation recognised directly in equity	1	–	1
Ordinary shares acquired	(7)	–	(7)
Deferred taxation on unremitted earnings	(2)	–	(2)
Dividends paid	(62)	(1)	(63)
Balance at 30 September 2004	**905**	**30**	**935**
Profit for the six months to 31 March 2005	89	1	90
Net actuarial losses on defined benefits obligations, net of tax	(10)	–	(10)
Net exchange adjustments, net of tax	(20)	(2)	(22)
Employee share option scheme:			
– value of employee services	2	–	2
– deferred taxation recognised directly in equity	1	–	1
Ordinary shares issued	15	–	15
Deferred taxation on unremitted earnings	1	–	1
Dividends paid	(27)	–	(27)
Balance at 31 March 2005	**956**	**29**	**985**

The adjustments made to previously reported UK GAAP financial information are described on pages 104 to 107.

Consolidated Cash Flow Statements prepared in accordance with IFRS

	Year to 31 March 2005 £ million Unaudited	Six months to 30 September 2004 £ million Unaudited
Cash flows from operating activities		
Profit before taxation for the period	**205**	83
Adjustments for:		
Depreciation and impairment losses	**127**	64
Amortisation	**5**	2
Cost of employee share scheme	**4**	2
Loss on sale of property, plant and equipment	**6**	2
Profit on sale of other non-current assets	**(16)**	(16)
Interest income	**(34)**	(6)
Interest expense	**58**	19
Changes in working capital	**(38)**	(40)
Cash generated from operations	**317**	110
Interest paid	**(42)**	(12)
Income tax paid	**(84)**	(42)
Net cash generated from operating activities	**191**	56
Cash flows from investing activities		
Proceeds on disposal of property, plant and equipment	**4**	3
Proceeds on disposal of non-current asset investments	**21**	22
Proceeds on disposal of current asset investments	**13**	–
Interest received	**21**	1
Acquisitions of subsidiaries, net of cash acquired	**(73)**	(74)
Purchases of property, plant and equipment	**(141)**	(63)
Purchase of other non-current assets	**(1)**	(1)
Net cash flows used in investing activities	**(156)**	(112)
Cash flows from financing activities		
Proceeds from issuance of ordinary shares	**11**	1
Proceeds from borrowings	**258**	91
Cash paid to acquire own shares	**(1)**	(6)
Dividends paid to minority shareholders of subsidiaries	**(1)**	–
Dividends paid to the Company's equity holders	**(89)**	(62)
Net cash flows from financing activities	**178**	24
Net increase/(decrease) in cash and cash equivalents	**213**	(32)
Cash and cash equivalents:		
At beginning of period	**157**	157
Effect of changes in foreign exchange rates	**14**	5
At end of period	**384**	130

Cash and cash equivalents presented in accordance with IFRS include cash and cash equivalents of joint ventures, accounted for under the proportionate consolidation method, of £30 million at 31 March 2005 (30 September 2004 – £28 million; 1 April 2004 – £17 million), and exclude certain current asset investments, as presented in the Group's UK GAAP disclosure of net debt (page 95), of £1 million at 31 March 2005 (30 September 2004 – £14 million; 1 April 2004 – £14 million).

Summary of Group Accounting Policies

The financial information in this Appendix has been prepared on the basis of the accounting policies set out below.

Basis of preparation
The financial information contained in this appendix has been prepared based on IFRS published by 31 March 2005. It has been assumed that the European Commission will subsequently endorse IFRS 2 *Share based payment*, and the amendment to IAS 19 *Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures*.

The financial information has, as permitted by the exemption in IFRS 1, not been prepared in accordance with IAS 32 *Financial instruments: Disclosure and presentation*, IAS 39 *Financial instruments: Recognition and measurement*, and IFRS 4 *Insurance contracts*.

Basis of consolidation
(a) Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights and taking into account the existence of potential voting rights.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The recognised identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the identifiable assets, liabilities and contingent liabilities recognised.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

All inter-company transactions and balances between Group entities are eliminated on consolidation.

(b) Joint ventures
An entity is regarded as a joint venture if the Group has joint control over its operating and financial policies. The Group's interests in jointly controlled entities are accounted for by proportionate consolidation, whereby the Group's share of the joint ventures' income and expenses, assets and liabilities and cash flows are combined on a line-by-line basis with similar items in the Group's financial statements. Where necessary, adjustments are made to the financial statements of joint ventures to bring the accounting policies used into line with those used by the Company. The Group recognises the portion of gains or losses on the sale of assets to the joint venture that is attributable to the other venturers. The Group does not recognise its share of profits or losses from the joint venture that result from the Group's purchase of assets from the joint venture until it resells the assets to an external entity.

(c) Associates
An entity is regarded as an associate if the Group has significant influence, but not control, over its operating and financial policies. Significant influence generally exists where the Group holds more than 20% and less than 50% of the shareholders' voting rights. Associates are accounted for under the equity method whereby the Group's profit and loss account includes its share of their profits and losses and the Group's balance sheet includes its share of their net assets. Where necessary, adjustments are made to the financial statements of associates to bring the accounting policies used into line with those used by the Company. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in Sterling, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(c) Group entities

From 1 April 2004, the results and financial position of all the Group's entities that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities, including goodwill and fair value adjustments for each balance sheet presented, are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates as a reasonable approximation to the rates prevailing on the transaction dates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

Prior to 1 April 2004, exchange differences were recognised in retained earnings.

On consolidation exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity.

When a foreign operation is sold, such exchange differences that have accumulated since 1 April 2004 are recognised in the income statement as part of the gain or loss on sale.

Property, plant and equipment

Land and buildings comprise mainly manufacturing sites and administrative facilities. Certain items of land and buildings are carried at amounts based upon valuations recognised in accordance with UK GAAP prior to the Group's adoption of IFRS.

All other property, plant and equipment is stated at historical cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the expenditure will flow to the Group and the cost of the item can be measured reliably. All repairs and maintenance expenditures are charged to the income statement during the financial period in which they are incurred.

Depreciation is calculated using the straight-line method to allocate the cost or revalued amount of each asset to its residual value over its useful economic life as follows:

Freehold land:	No depreciation
Freehold buildings:	20 to 50 years
Leasehold property:	Period of the lease
Bulk liquid storage tanks:	12 to 20 years
Plant and machinery:	3 to 28 years

The assets' residual values and useful lives are reviewed at each balance sheet date and adjusted if appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater that its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

Borrowing costs directly attributable to the construction of property, plant and equipment are capitalised as part of the cost of those assets.

Leased assets

Leases of property, plant and equipment where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets held under finance leases are capitalised at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding leasing commitments, net of finance charges, are included in liabilities.

Leasing payments are analysed between capital and interest components so that the interest element is charged to the income statement over the period of the lease at a constant periodic rate of interest on the remaining balance of the liability outstanding.

Depreciation on assets held under finance leases is charged to the income statement.

All other leases are treated as operating leases with annual rentals charged to the income statement, net of any incentives granted to the lessee, over the term of the lease.

Intangible assets

(a) Goodwill

Goodwill is calculated as the difference between the fair value of the consideration exchanged, including directly attributable acquisition costs, and the net fair values of the identifiable assets and liabilities acquired and is capitalised. Goodwill is tested for impairment annually and whenever there is an indication of impairment and is carried at cost less accumulated impairment losses. Where the acquired interest in the net fair value of the identifiable assets and liabilities exceeds the cost of the business combination, the excess is recognised immediately in the income statement.

Gains and losses on the disposal of a business component include the carrying amount of goodwill relating to the entity sold.

(b) Development costs

Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when the IAS 38 recognition criteria are met. Other development expenditures are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are amortised from the commencement of the commercial production of the product on a straight-line basis over the period of its expected benefit.

(c) Patents and other intellectual property

Patents and other intellectual property are shown at historical cost less accumulated amortisation and impairment losses. Where the assets are acquired as part of a business combination, historical cost is based on their fair values as at the date of the combination. Amortisation of the assets is recognised on a straight-line basis over the period of their expected benefit.

Impairments

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows.

Financial instruments

As previously noted, the Group will adopt IAS 32 and IAS 39 for the year ending 31 March 2006 onwards. The accompanying financial information has therefore been prepared using the Group's current UK GAAP accounting policies, which are summarised below. An explanation of how the adoption of IAS 32 and IAS 39 will affect the accounting for financial instruments is presented on page 118.

(a) Commodity trading instruments

Open financial and physical trading positions are marked to market using externally derived market prices. Movements in fair value are recognised immediately in the profit and loss account, with corresponding debtors or creditors included within the balance sheet.

(b) Commodity hedging instruments

Commodity hedging instruments are matched to the risks that they are designed to hedge, with gains and losses recognised in the profit and loss account in the same period as the income and costs of the underlying hedged transactions.

(c) Treasury hedging instruments

Amounts payable or receivable in respect of interest rate swaps are recognised as adjustments to interest expense over the period of the contracts. Changes in the instruments' fair value are not recognised.

Cross-currency swap instruments are matched with their underlying hedged item. These instruments are translated at period-end exchange rates; gains and losses arising are included in the measurement of the related liabilities and dealt with in the Group profit and loss account.

Where foreign currency borrowings are used to finance foreign equity investments, differences arising from the movement in exchange rates during the year from translation to sterling of the foreign currency borrowings and similar instruments used to finance long-term foreign equity investments are taken directly to distributable reserves and reported in the statement of total recognised gains and losses.

Gains and losses on forward foreign exchange contracts which are hedging anticipated exposures are deferred until the date the underlying transaction being hedged is recorded in the Group balance sheet. Forward foreign exchange contracts which are hedging existing transactions are revalued to period-end spot rates together with the existing transactions, and the resulting gains and losses are recognised in the Group profit and loss account immediately.

All premiums or fees, paid or received, in respect of financial instruments are accounted for over the life of the matched underlying asset, liability, income or cost. Where the matched underlying asset, liability, income or cost ceases to exist, or is no longer considered likely to exist in the future, the hedging instrument is sold. Any profit or loss on the sale is recognised in the profit and loss account as part of operating profit.

Inventories

Except for those items noted below, inventories are stated at the lower of cost and net realisable value. Cost comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the 'first in – first out' or weighted average cost methods, appropriate to the materials and production processes involved. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

Certain items of merchandisable agricultural commodities are stated at market value, in line with regional industry accounting practices.

Trade receivables, loans and other amounts receivable

Trade receivables, loans and other amounts receivable are stated at the fair value of the amounts due, less provision for impairment. A provision for impairment is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital and holds that share either directly as treasury shares or indirectly within an ESOP trust, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Borrowings

Borrowings are stated at the amount of net proceeds received after deduction of issue costs. Issue costs and any discount to face value arising on issue, or any premium payable on maturity, are amortised evenly in the profit and loss account over the term of the debt.

Provisions
Provisions for liabilities and charges are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably measured. If the effect is material, provisions are measured using expected future cash flows discounted at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Provisions are not recognised for future operating losses. A provision for onerous contracts is recognised when the expected benefits to be derived by the Group from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

Income taxes
The charge for current tax is based on the results for the year as adjusted for items which are non-taxable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated using the enacted or substantively enacted rates that are expected to apply when the asset or liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Employee benefits
(a) Pension obligations
Group companies operate various pension schemes. The schemes are generally funded through payments to insurance companies or trustee payments to insurance companies or trustee-administered funds, determined by periodic actuarial calculations. The Group has both defined benefit and defined contribution plans.

A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

The Group has elected to apply the 2004 amendment to IAS 19 Employee Benefits with effect from 1 April 2004; actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity immediately.

Past-service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) Other post-employment obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using an accounting methodology similar to that for defined benefit pension plans. Actuarial gains and losses arising from experience adjustments, and changes in actuarial assumptions, are charged or credited to income over the expected average remaining working lives of the related employees. These obligations are valued annually by independent qualified actuaries.

(c) Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. For all grants made from 7 November 2002 onwards, the fair value of employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, for options granted with non-market vesting conditions, the entity revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium when the options are exercised.

Revenue recognition

(a) Sales of goods and services

Sales comprise the amount receivable in the ordinary course of business, net of value added and sales taxes, for goods and services provided. Sales are recognised at the point or points at which the Group has performed its obligations in connection with the contractual terms of the sales agreement, and in exchange obtains the right to consideration.

(b) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method.

(c) Dividend income

Dividend income is recognised when the right to receive payment is established.

Dividend distribution

A dividend distribution to the Company's equity holders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders or in the case of interim dividends, by the Board of Directors.

Adoption of IAS 32 and IAS 39

As previously noted, the Group has deferred the adoption of IAS 32 and IAS 39 until 1 April 2005. Consequently, the Group's previous, UK GAAP accounting policies concerning financial instruments have been applied in the financial information for the year ended 31 March 2005 presented in this Appendix.

The Group's accounting policy under IFRS and the anticipated impacts of adoption on its financial statements are summarised below.

(a) Commodity trading instruments

Movements in fair value will continue to be recognised immediately in the profit and loss account; corresponding amounts in current assets and liabilities will be classified as financial instruments at fair value through profit or loss.

(b) Commodity and treasury hedging instruments

Under IAS 39, hedging relationships are categorised by type and must meet strict criteria to qualify for hedge accounting.

Cash flow hedges

Hedges of highly probable forecast transactions are designated as cash flow hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve in equity until the period during which the hedged forecast transaction affects profit or loss, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the value of the hedged transaction.

Movements in the fair value of hedging instruments where the instrument failed to meet the IAS 39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in profit or loss immediately, under the heading net finance cost.

Previously, movements in the fair values of hedging instruments that were deemed by the Group to represent economic hedges were held off-balance sheet until the hedged transactions occurred, at which point the cumulative gain or loss was offset against the hedged transaction.

The strict nature of the IAS 39 hedge accounting criteria is likely to lead to greater volatility in the reported results of the Group, as movements in the fair values of non-qualifying or ineffective hedging instruments are required to be recognised in different periods to those in which the hedged transactions affect profit or loss.

Fair value hedges

Hedges against the movement in fair value of recognised assets and liabilities are designated as fair value hedges. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the income statement by offset against the hedged transaction.

Movements in the fair value of hedging instruments where the instrument failed to meet the IAS 39 hedge accounting criteria or where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in profit or loss immediately, under the heading net finance cost.

Previously, movements in the fair values of hedging instruments that were deemed by the Group to represent economic hedges were recognised by offset against the hedged transaction.

Hedges of net investments

Hedges of a net investment in a foreign operation, including hedges of a monetary item that is accounted for as part of the net investment, are designated as hedges of net investments. To the extent that movements in the fair values of these instruments effectively offset the underlying risk being hedged they are recognised in the hedging reserve until the period during which a foreign operation is disposed of or partially disposed of, at which point the cumulative gain or loss is recognised in profit or loss, offsetting the cumulative difference recognised on the translation of the net investment.

Movements in the fair value of hedging instruments where the movement represents the ineffective portion of a qualifying hedging relationship are recognised in profit or loss immediately, under the heading net finance cost. Corresponding amounts are presented as financial instruments at fair value through profit or loss.

Previously, movements in the fair values of hedging instruments that were deemed by the Group to represent economic net investment hedges were taken directly to equity and reported in the statement of total recognised gains and losses.

(c) Embedded derivatives

Where an embedded derivative is not closely related to the host contract, movements in the fair value of the embedded derivative are separated from the associated transaction and recognised in profit or loss, under the heading net finance cost.

(d) Non-derivative financial assets and financial liabilities

Non-derivative financial assets and financial liabilities are classified as *loans and receivables* and *debt instruments* respectively. They will continue to be recognised at fair value and measured subsequently at amortised cost.

Reconciliations of UK GAAP financial information to IFRS

Consolidated Balance Sheet as at 1 April 2004

	UK GAAP in IFRS format £ million	Share-based payments £ million Note (a)	Employee benefits £ million Note (b)	Intangible assets £ million Note (c)	Business combinations £ million Note (d)	Joint ventures £ million Note (e)	Taxation £ million Note (f)	Other £ million Note (g)	IFRS £ million
ASSETS									
Non-current assets									
Property, plant and equipment	**1 062**	–	–	(4)	–	130	–	7	**1 195**
Intangible assets	**136**	–	–	11	–	9	–	–	**156**
Investments in associates	**3**	–	–	–	–	–	–	–	**3**
Investments in joint ventures	**194**	–	–	–	–	(194)	–	–	**–**
Other non-current assets	**57**	–	(31)	–	–	16	–	–	**42**
	1 452	–	(31)	7	–	(39)	–	7	**1 396**
Current assets									
Inventories	**273**	–	–	–	–	72	–	(1)	**344**
Trade and other receivables	**299**	–	–	–	–	52	–	–	**351**
Current asset investments	**112**	–	–	–	–	–	–	(98)	**14**
Cash and cash equivalents	**42**	–	–	–	–	17	–	98	**157**
	726	–	–	–	–	141	–	(1)	**866**
TOTAL ASSETS	**2 178**	**–**	**(31)**	**7**	**–**	**102**	**–**	**6**	**2 262**
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and capital reserves	**468**	1	–	–	–	–	–	–	**469**
Other reserves	**118**	–	–	–	–	–	–	7	**125**
Retained earnings	**365**	(1)	(99)	5	–	–	(30)	60	**300**
	951	–	(99)	5	–	–	(30)	67	**894**
Minority interest	**27**	–	–	–	–	–	–	–	**27**
TOTAL SHAREHOLDERS' EQUITY	**978**	**–**	**(99)**	**5**	**–**	**–**	**(30)**	**67**	**921**
LIABILITIES									
Non-current liabilities									
Trade and other payables	**5**	–	–	–	–	3	–	–	**8**
Borrowings	**512**	–	–	–	–	12	–	–	**524**
Deferred income tax liabilities	**65**	–	(52)	2	–	2	30	–	**47**
Retirement benefit obligations	**121**	–	120	–	–	1	–	–	**242**
Provisions for other liabilities and charges	**60**	–	–	–	–	9	–	–	**69**
	763	–	68	2	–	27	30	–	**890**
Current liabilities									
Bank overdrafts	**5**	–	–	–	–	10	–	–	**15**
Trade and other payables	**370**	–	–	–	–	33	–	(61)	**342**
Current income tax liabilities	**37**	–	–	–	–	5	–	–	**42**
Borrowings	**25**	–	–	–	–	27	–	–	**52**
	437	–	–	–	–	75	–	(61)	**451**
TOTAL LIABILITIES	**1 200**	–	68	2	–	102	30	(61)	**1 341**
TOTAL LIABILITIES AND EQUITY	**2 178**	**–**	**(31)**	**7**	**–**	**102**	**–**	**6**	**2 262**

Explanatory notes to the above reconciling items are set out on pages 105 and 106.

Reconciliations of UK GAAP financial information to IFRS continued

Consolidated Balance Sheet as at 30 September 2004

	UK GAAP in IFRS format £ million	Share-based payments £ million Note (a)	Employee benefits £ million Note (b)	Intangible assets £ million Note (c)	Business combinations £ million Note (d)	Joint ventures £ million Note (e)	Taxation £ million Note (f)	Other £ million Note (g)	IFRS £ million
ASSETS									
Non-current assets									
Property, plant and equipment	**1 128**	–	–	(4)	–	135	–	7	**1 266**
Intangible assets	**191**	–	–	11	1	9	–	–	**212**
Investments in associates	**2**	–	–	–	–	1	–	–	**3**
Investments in joint ventures	**197**	–	–	–	–	(197)	–	–	**–**
Other non-current assets	**72**	–	(50)	–	–	15	–	–	**37**
	1 590	–	(50)	7	1	(37)	–	7	**1 518**
Current assets									
Inventories	**275**	–	–	–	–	47	–	(1)	**321**
Trade and other receivables	**360**	–	–	–	–	58	–	–	**418**
Current asset investments	**14**	–	–	–	–	–	–	–	**14**
Cash and cash equivalents	**102**	–	–	–	–	28	–	–	**130**
	751	–	–	–	–	133	–	(1)	**883**
TOTAL ASSETS	**2 341**	**–**	**(50)**	**7**	**1**	**96**	**–**	**6**	**2 401**
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and capital reserves	**463**	2	–	–	–	–	–	–	**465**
Other reserves	**118**	–	–	–	–	–	–	7	**125**
Retained earnings	**421**	(1)	(105)	5	1	–	(31)	25	**315**
	1 002	1	(105)	5	1	–	(31)	32	**905**
Minority interest	**30**	–	–	–	–	–	–	–	**30**
TOTAL SHAREHOLDERS' EQUITY	**1 032**	**1**	**(105)**	**5**	**1**	**–**	**(31)**	**32**	**935**
LIABILITIES									
Non-current liabilities									
Trade and other payables	**1**	–	–	–	–	1	–	–	**2**
Borrowings	**523**	–	–	–	–	4	–	–	**527**
Deferred income tax liabilities	**53**	(1)	(53)	2	–	3	31	–	**35**
Retirement benefit obligations	**134**	–	108	–	–	3	–	–	**245**
Provisions for other liabilities and charges	**108**	–	–	–	–	7	–	–	**115**
	819	(1)	55	2	–	18	31	–	**924**
Current liabilities									
Bank overdrafts	**5**	–	–	–	–	6	–	–	**11**
Trade and other payables	**347**	–	–	–	–	37	–	(26)	**358**
Current income tax liabilities	**20**	–	–	–	–	7	–	–	**27**
Borrowings	**118**	–	–	–	–	28	–	–	**146**
	490	–	–	–	–	78	–	(26)	**542**
TOTAL LIABILITIES	**1 309**	(1)	55	2	–	96	31	(26)	**1 466**
TOTAL LIABILITIES AND EQUITY	**2 341**	**–**	**(50)**	**7**	**1**	**96**	**–**	**6**	**2 401**

Explanatory notes to the above reconciling items are set out on pages 105 and 106.

Reconciliations of UK GAAP financial information to IFRS continued

Consolidated Balance Sheet as at 31 March 2005

	UK GAAP in IFRS format £ million	Share-based payments £ million Note (a)	Employee benefits £ million Note (b)	Intangible assets £ million Note (c)	Business combinations £ million Note (d)	Joint ventures £ million Note (e)	Taxation £ million Note (f)	Other £ million Note (g)	IFRS £ million
ASSETS									
Non-current assets									
Property, plant and equipment	**1 111**	–	–	(4)	–	148	–	7	**1 262**
Intangible assets	**173**	–	–	11	5	9	–	–	**198**
Investments in associates	**2**	–	–	–	–	1	–	–	**3**
Investments in joint ventures	**211**	–	–	–	–	(211)	–	–	**–**
Other non-current assets	**76**	–	(51)	–	–	4	–	–	**29**
	1 573	–	(51)	7	5	(49)	–	7	**1 492**
Current assets									
Inventories	**288**	–	–	–	–	85	–	(1)	**372**
Trade and other receivables	**361**	–	–	–	–	56	–	1	**418**
Current asset investments	**296**	–	–	–	–	–	–	(295)	**1**
Cash and cash equivalents	**59**	–	–	–	–	30	–	295	**384**
	1 004	–	–	–	–	171	–	–	**1 175**
TOTAL ASSETS	**2 577**	**–**	**(51)**	**7**	**5**	**122**	**–**	**7**	**2 667**
SHAREHOLDERS' EQUITY									
Capital and reserves attributable to the Company's equity holders:									
Share capital and capital reserves	**478**	5	–	–	–	–	–	–	**483**
Other reserves	**115**	–	–	–	–	–	–	7	**122**
Retained earnings	**425**	(2)	(117)	5	5	–	(29)	64	**351**
	1 018	3	(117)	5	5	–	(29)	71	**956**
Minority interest	**29**	–	–	–	–	–	–	–	**29**
TOTAL SHAREHOLDERS' EQUITY	**1 047**	**3**	**(117)**	**5**	**5**	**–**	**(29)**	**71**	**985**
LIABILITIES									
Non-current liabilities									
Trade and other payables	**8**	–	–	–	–	–	–	–	**8**
Borrowings	**783**	–	–	–	–	5	–	–	**788**
Deferred income tax liabilities	**53**	(3)	(58)	2	–	6	29	–	**29**
Retirement benefit obligations	**116**	–	124	–	–	4	–	–	**244**
Provisions for other liabilities and charges	**112**	–	–	–	–	7	–	(1)	**118**
	1 072	(3)	66	2	–	22	29	(1)	**1 187**
Current liabilities									
Bank overdrafts	**4**	–	–	–	–	11	–	–	**15**
Trade and other payables	**416**	–	–	–	–	51	–	(63)	**404**
Current income tax liabilities	**19**	–	–	–	–	4	–	–	**23**
Borrowings	**19**	–	–	–	–	34	–	–	**53**
	458	–	–	–	–	100	–	(63)	**495**
TOTAL LIABILITIES	**1 530**	(3)	66	2	–	122	29	(64)	**1 682**
TOTAL LIABILITIES AND EQUITY	**2 577**	**–**	**(51)**	**7**	**5**	**122**	**–**	**7**	**2 667**

Explanatory notes to the above reconciling items are set out on pages 105 and 106.

Reconciliations of UK GAAP financial information to IFRS continued

Consolidated Income Statement for the six months to 30 September 2004

	UK GAAP in IFRS format £ million	Share-based payments £ million Note (a)	Employee benefits £ million Note (b)	Intangible assets £ million Note (c)	Business combinations £ million Note (d)	Joint ventures £ million Note (e)	Taxation £ million Note (f)	Other £ million Note (g)	IFRS £ million
Sales	**1 504**	–	–	–	–	162	–	–	**1 666**
Operating Profit	**73**	(1)	3	–	1	20	–	–	**96**
Share of net result of associates and joint ventures	**20**	–	–	–	–	(20)	–	–	**–**
Net finance cost	**(12)**	–	(1)	–	–	–	–	–	**(13)**
Profit before tax	**81**	(1)	2	–	1	–	–	–	**83**
Income tax expense	**(20)**	1	(1)	–	–	–	1	–	**(19)**
Profit for the period	**61**	–	1	–	1	–	1	–	**64**
Attributable to:									
Equity holders of the Company	**58**	–	1	–	1	–	1	–	**61**
Minority interest	**3**	–	–	–	–	–	–	–	**3**
	61	**–**	**1**	**–**	**1**	**–**	**1**	**–**	**64**
Profit before tax, amortisation and UK GAAP exceptional items	**130**	**(1)**	**2**	**1**	**(4)**	**–**	**–**	**–**	**128**
Earnings per share expressed in pence per share									
Basic	**12.3**	–	0.2	–	0.2	–	0.2	–	**12.9**
Diluted	**12.3**	–	0.2	–	0.2	–	0.2	–	**12.9**
Adjusted*	**19.1**	–	0.2	0.2	(0.8)	–	0.2	–	**18.9**

*Before amortisation and UK GAAP exceptional items.

Explanatory notes to the above reconciling items are set out on pages 105 and 106.

Reconciliations of UK GAAP financial information to IFRS continued

Consolidated Income Statement for the year to 31 March 2005

	UK GAAP in IFRS format £ million	Share-based payments £ million Note (a)	Employee benefits £ million Note (b)	Intangible assets £ million Note (c)	Business combinations £ million Note (d)	Joint ventures £ million Note (e)	Taxation £ million Note (f)	Other £ million Note (g)	IFRS £ million
Sales	**3 001**	–	–	–	–	338	–	–	**3 339**
Operating Profit	**181**	(2)	6	–	5	38	–	1	**229**
Share of net result of associates and joint ventures	**38**	–	–	–	–	(38)	–	–	**–**
Net finance cost	**(22)**	–	(2)	–	–	–	–	–	**(24)**
Profit before tax	**197**	(2)	4	–	5	–	–	1	**205**
Income tax expense	**(53)**	1	(1)	–	–	–	2	–	**(51)**
Profit for the year	**144**	(1)	3	–	5	–	2	1	**154**
Attributable to:									
Equity holders of the Company	**140**	(1)	3	–	5	–	2	1	**150**
Minority interest	**4**	–	–	–	–	–	–	–	**4**
	144	**(1)**	**3**	**–**	**5**	**–**	**2**	**1**	**154**
Profit before tax, amortisation and UK GAAP exceptional items	**255**	**(2)**	**4**	**1**	**(4)**	**–**	**–**	**–**	**254**
Earnings per share expressed in pence per share									
Basic	**29.7**	(0.2)	0.6	–	1.1	–	0.4	0.2	**31.8**
Diluted	**29.4**	(0.2)	0.6	–	1.0	–	0.4	0.2	**31.4**
Adjusted*	**38.0**	(0.2)	0.6	0.2	(0.8)	–	0.4	–	**38.2**

* Before amortisation and UK GAAP exceptional items.

Explanatory notes to the above reconciling items are set out on pages 105 and 106.

Information for investors

Addresses and telephone numbers

Relevant addresses and telephone numbers are given on page 128.

Dividends on Ordinary shares

Two payments were made during the tax year 2004/05 as follows:

Payment date	Dividend description	Dividend per share
4 August 2004	Final 2004	13.2p
11 January 2005	Interim 2005	5.7p

Services

Single Company Individual Savings Account (ISA)

Tate & Lyle's ordinary shares can be held in a Single Company ISA. For information, please call Lloyds TSB Registrars ISA Helpline on 0870 24 24 244.

Share dealing service

Hoare Govett Limited offers an execution only, 'Low Cost Postal Sharedealing Service' which enables UK resident investors to buy or sell Tate & Lyle's ordinary shares. Details can be obtained by writing to Hoare Govett Limited, 250 Bishopsgate, London EC2M 4AA, or calling their Service Helpline on 020 7661 6617. Transactions are executed and settled by Pershing Securities Limited.

Shareholding enquiries

Queries on shareholdings should be addressed to Tate & Lyle's Registrar, Lloyds TSB Registrars (see page 128 for contact details).

Tate & Lyle's website (www.tateandlyle.com) and share price information

Tate & Lyle's website provides direct links to other Group company sites and to sites providing financial and other information relevant to the Company. The share price is available on the website with a 20-minute delay. Similar information is available on many specialist websites, on Teletext and in several national newspapers.

Capital gains tax

The market values on 31 March 1982 for the purposes of indexation up to April 1998 in relation to capital gains tax of Tate & Lyle PLC shares then in issue were:

Ordinary shares of £1 each	201.00p
Equivalent value per ordinary share of 25p	50.25p
6½% cumulative preference shares	43.50p

Tate & Lyle American Depositary Shares (ADSs)

The Company's shares trade in the United States on the NASDAQ over the counter (OTC) market in the form of ADSs and these are evidenced by American Depositary Receipts (ADRs). The shares are traded under the symbol TATYY. Each ADS is equivalent to four ordinary shares. For more information, contact The Bank of New York at the address given on page 128.

Financial calendar (dates are provisional except those in italics)

2005 Annual General Meeting	*28 July 2005*
Announcement of interim results for six months to 30 September 2005	3 November 2005
Announcement of preliminary results for year ended 31 March 2006	25 May 2006
2006 Annual General Meeting	19 July 2006

Dividend on Ordinary shares	**2005 Final**	**2006 Interim**	**2006 Final**
Announced	*2 June 2005*	3 November 2005	25 May 2005
Payment date	*3 August 2005*[1]	10 January 2006	27 July 2006[1]

1. Subject to the approval of shareholders.

Dividends on 6½% Cumulative Preference shares

Paid 31 March and 30 September

Share information	1996	1997	1998	1999	2000	2001	2002	2003	2004[1]	**2005**
Pence per 25p ordinary share										
Closing share price	487.5	434.0	522.0	401.0	227.0	228.8	349.2	299.0	297.2	**531.5**
Earnings – basic	50.6	18.8	31.1	30.4	24.3	(50.0)	24.7	27.8	32.7	**29.7**
basic, before amortisation and exceptional items	54.1	40.5	35.7	28.5	30.0	14.8	22.2	33.1	34.0	**38.4**
Earnings – diluted	44.8	19.7	30.6	30.4	24.2	(49.8)	24.6	27.7	32.6	**29.4**
diluted, before amortisation and exceptional items	47.2	38.3	35.1	28.4	29.9	14.8	22.1	33.0	33.9	**38.0**
Dividend	16.3	17.0	17.0	17.2	17.8	17.8	17.8	18.3	18.8	**19.4**
Closing market capitalisation £m	2 203	1 968	2 378	1 832	1 039	1 102	1 683	1 441	1 435	**2 586**
Including convertible redeemable preference shares £m	68	36	32	–	–	–	–	–	–	**–**

Business ratios	1996	1997	1998	1999	2000	2001	2002	2003	2004[1]	**2005**
Interest cover – times Profit before amortisation, exceptional items and interest of Tate & Lyle PLC and its subsidiaries divided by net interest charge	6.5	4.5	4.0	3.0	3.6	2.3	3.3	7.6	9.3	**11.3**
Gearing Net borrowings as a percentage of total net assets	75%	84%	92%	84%	64%	91%	59%	45%	40%	**43%**
Net margin Profit before interest and exceptional items as a percentage of total sales	8.3%	5.6%	6.4%	5.9%	7.0%	4.3%	5.3%	7.8%	7.7%	**7.9%**
Return on net operating assets Profit before interest and exceptional items as a percentage of average net operating assets	20.3%	13.3%	13.7%	11.9%	13.5%	8.5%	10.5%	14.2%	15.4%	**16.7%**
Dividend cover – times Basic earnings per share divided by dividends per share	3.1	1.1	1.8	1.8	1.4	(2.8)	1.4	1.5	1.7	**1.5**
– before exceptional items and amortisation	3.3	2.4	2.1	1.7	1.7	0.8	1.2	1.8	1.8	**2.0**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 *'Accounting for ESOP Trusts'*.

In 2000, the Group changed its accounting reference date from 30 September to 31 March resulting in an extended accounting period of 18 months to March 2000.

Results presented above are for years to 31 March and have been calculated using the Group's published interim and full year financial statements.

In order to show the underlying trend of dividend payments, dividends shown in the above table have been adjusted as follows:

a) to exclude from the dividend for the year to March 1997 the Foreign Income Dividend enhancement of 1.325p per share included in the Interim 1997 dividend; and

b) to exclude from the dividend of 26.9p per share paid in respect of the 18 months to March 2000 the Final Dividend of 9.1p per share paid in respect of the transitional six-month period to March 2000 with the effect that the dividend of 17.8p per share for the year to March 2000 shown above is presented on an annualised basis.

Employment of capital	1996 £ million	1997 £ million	1998 £ million	1999 £ million	2000 £ million	2001 £ million	2002 £ million	2003 £ million	2004[1] £ million	**2005 £ million**
Fixed assets	1 718	1 764	1 821	1 892	1 854	1 860	1 699	1 565	1 414	**1 513**
Working capital	454	326	319	288	211	307	114	94	107	**114**
Net operating assets	2 172	2 090	2 140	2 180	2 065	2 167	1 813	1 659	1 521	**1 627**
Net borrowings	(915)	(955)	(1 030)	(986)	(805)	(963)	(639)	(471)	(388)	**(451)**
Net (liabilities)/assets for dividends and tax	(36)	(4)	7	(23)	4	(142)	(93)	(144)	(155)	**(129)**
Total net assets	1 221	1 131	1 117	1 171	1 264	1 062	1 081	1 044	978	**1 047**
Capital employed										
Called up share capital	116	116	117	117	117	123	123	123	123	**124**
Reserves	909	844	846	904	984	885	920	889	828	**894**
	1 025	960	963	1 021	1 101	1 008	1 043	1 012	951	**1 018**
Minority interests	196	171	154	150	163	54	38	32	27	**29**
	1 221	1 131	1 117	1 171	1 264	1 062	1 081	1 044	978	**1 047**

Profit summary	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Total sales	4 896	5 047	4 560	4 359	4 090	4 146	3 944	3 167	3 167	**3 342**
Group operating profit:										
Before amortisation and exceptional items	377	253	260	220	237	156	180	219	214	**238**
Amortisation	–	–	–	–	–	(5)	(8)	(8)	(8)	**(13)**
Operating exceptional items	(13)	(83)	(9)	(5)	–	–	–	(39)	–	**(55)**
Group operating profit	364	170	251	215	237	151	172	172	206	**170**
Share of profits of joint ventures and associates	27	30	30	37	47	29	36	35	43	**38**
Total operating profit	391	200	281	252	284	180	208	207	249	**208**
Non-operating exceptional items:										
Write-downs on planned sale of business	–	–	–	–	(50)	(307)	–	(12)	–	**–**
Profit/(loss) on sale or termination of businesses	–	–	–	–	25	9	(5)	19	(6)	**12**
Profit/(loss) on sale of fixed assets	–	–	–	18	7	–	13	(1)	–	**(2)**
Profit/(loss) before interest	391	200	281	270	266	(118)	216	213	243	**218**
Net interest	(58)	(56)	(65)	(73)	(65)	(67)	(55)	(29)	(23)	**(21)**
Net interest of joint ventures and associates	(6)	(5)	(10)	(13)	(10)	(5)	(2)	3	4	**–**
Profit/(loss) before taxation	327	139	206	184	191	(190)	159	187	224	**197**
Taxation	(84)	(39)	(60)	(49)	(63)	(40)	(39)	(57)	(69)	**(53)**
Profit/(loss) after taxation	243	100	146	135	128	(230)	120	130	155	**144**
Minority interests	(34)	(14)	(7)	4	(17)	(6)	(2)	2	(1)	**(4)**
Profit/(loss) for the period	209	86	139	139	111	(236)	118	132	154	**140**
Dividends	(73)	(83)	(77)	(79)	(99)	(86)	(85)	(86)	(88)	**(92)**
Retained profit/(loss) for the period	136	3	62	60	12	(322)	33	46	66	**48**

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Profit before tax, exceptional items and amortisation	340	222	215	171	209	113	159	228	227	**255**

1. Comparative figures for 2004 have been restated to reflect the adoption of UITF38 '*Accounting for ESOP Trusts*'.

Useful addresses and telephone numbers

Registered Office
Sugar Quay
Lower Thames Street
London
EC3R 6DQ
Tel: 020 7626 6525
Fax: 020 7623 5213

Website
http://www.tateandlyle.com

Share Registrar
Lloyds TSB Registrars
The Causeway
Worthing, West Sussex
BN99 6DA

For telephone enquiries please phone 0870 600 3970 This is a Lloyds TSB Registrars Helpline service which will recognise the Company's name.

ADR Depositary
The Bank of New York
Investor Relations Department
101 Barclay Street – 11th Floor
New York, NY 10286
Tel: 1 888 269 2377

North American Contact for Annual Reports
Taylor Rafferty
Associates, Inc.
205 Lexington Avenue
New York
NY 10016-6022
Tel: (212) 889 4350
Fax: (212) 683 2614

Stockbrokers
Hoare Govett Limited
250 Bishopsgate
London
EC2M 4AA
Tel: 020 7678 8300

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